                                    FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                               AS OF MAY 27, 2003



                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                               23 Avenue Monterey
                                 2086 Luxembourg
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                              Form 20-F X    Form 40-F
                                       ---             ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes         No  X
                                    ---        ---


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' notice of extraordinary and ordinary general meeting of shareholders and proxy statement.


                                    SIGNATURE




PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



Date: May 27, 2003



                                  Tenaris, S.A.




By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Dear Shareholder



We invite you to attend the annual meeting of shareholders on Wednesday, May 28, 2003, in Luxembourg City. The meeting will begin promptly at 11:00 a.m. At the meeting, you will hear a report on our business and have a chance to meet the President and Chief Executive Officer.

This booklet includes the formal notice of the meeting, the proxy statement, annual reports and financial statements. The proxy statement tells you about the agenda, procedures and rules of conduct for the meeting.

Even if you only own a few shares, we want your shares to be represented at the meeting. You can vote your shares personally or by proxy. For the latter you may use the enclosed dedicated proxy form.


Sincerely yours


Paolo Rocca
President and Chief Executive Officer


April 30, 2003

                               JPMORGAN CHASE BANK

                        1 Chase Manhattan Plaza Floor 40
                              New York, N.Y. 10081

                                RE: TENARIS, S.A.


To:      Registered Holders of American Depositary
         Receipts for Shares of Common Stock,
         US$1 Par Value ("Common Stock"), of
         Tenaris, S.A.:

The Depositary is forwarding to holders of American Depositary Receipts the enclosed Notice of Annual General Meeting of Shareholders and Proxy Statement of Tenaris, S.A. (the "Company") and is providing the enclosed proxy form pursuant to its obligation to make available to such holders information with respect to meetings of shareholders of the Company and to receive instructions from such holders as to the manner in which the voting rights pertaining to the Company's shares of common stock represented by such Receipts should be exercised.

Holders of ADRs as of May 5, 2003 who desire to vote at the Meeting must complete, date and sign a proxy form and return it to JPMorgan Chase Bank (the "Depositary") P.O Box 43062, Providence, RI 02940-5115. The Depositary, in cooperation with the Company, will thereupon vote the shares underlying such ADRs. However, pursuant to Section 12 of the Deposit Agreement, if no instructions are received by the Depositary from any holder of ADRs by 3:30 p.m., New York time, on May 21, 2003, then the Depositary shall deem such holder to vote such underlying shares in favor of any proposals or recommendations of the Company, for which purposes the Depositary, on the deemed instruction of such holder, shall issue a discretionary proxy to a person appointed by the Company to vote such shares in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote such shares on any given issue in accordance with the majority shareholder vote on that issue); provided, however, that no instruction shall be deemed given and no discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary does not wish such proxy given or if the proposal has, in the discretion of the Depositary, a materially adverse effect on the rights of the holders of shares.

Any holder of ADRs is entitled to revoke any instructions which it has previously given by filing with the Depositary a written revocation or duly executed instructions bearing a later date at any time prior to 3:30 p.m., New York time, on May 21, 2003.

No instructions or revocations or revisions thereof shall be accepted by the Depositary after 3:30 p.m., New York time, on May 21, 2003.



                                 JPMORGAN CHASE BANK

                                 Depositary


April 30, 2003
New York, New York

                                  TENARIS S.A.

                             SOCIETE ANONYME HOLDING

                               23 AVENUE MONTEREY

                               L-2086, LUXEMBOURG

                             RCS LUXEMBOURG B 85 203

                              ---------------------

 NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 28, 2003

                              ---------------------


Notice is hereby given to holders of shares of common stock of Tenaris S.A. (the "Company") that the Annual General Meeting of Shareholders (the "Meeting") will be held on May 28, 2003, at 11:00 a.m., at Banque Generale du Luxembourg at 50, av. J.F. Kennedy L-2951 Luxembourg. The agenda is made of the items listed below.

                                     AGENDA

         1. Approval of the Company's annual financial statements for the fiscal year ended December 31, 2002. Approval of the report of the Board of Directors and of the independent auditor on such financial statements.

         2. Approval of the Company's consolidated combined annual financial statements for the fiscal year ended December 31, 2002. Approval of the report of the Board of Directors and of the independent auditor on such financial statements.

         3.   Allocation of results. Approval of dividend payment.

         4.   Discharge of Directors' responsibilities.

         5.   Election of members of the Board of Directors.

         6. Authorization to the Board of Directors to delegate the day-to-day management of the business to one or more of its members.

         7. Determination of compensation to the members of the Board of Directors.

         8. Confirmation and appointment of independent auditors and approval of their fees.

         9.   Miscellaneous.


         According to the Company's Articles of Association, resolutions at ordinary general meetings will be passed by majority vote, irrespective of the number of shares present or represented.

         In order to attend the Meeting, holders of shares must obtain an admission ticket by depositing their certificates representing their common stock, not later than 4:00 p.m. (Luxembourg, Buenos Aires, Mexico City or Rome time, as the case may be) on May 23, 2003 at the Company's offices in Luxembourg (23, Avenue Monterey, L-2086 Luxembourg) (the "Office"), or at any of the following Tenaris offices: (i) Argentina: Leandro N. Alem 1067, 15(degree), Buenos Aires, Attn: Horacio de las Carreras and/or Eleonora Cimino; (ii) Italy: c/o Dalmine S.p.A., Piazza Caduti 6 luglio 1944 n. 1 24044 Dalmine (BG), Attn:
Maria Grazia Uglietti and/or Massimo Angeli; and (iii) Mexico: c/o Tubos de Acero de Mexico S.A., Campos Eliseos 400-17 Col. Chapultepec Polanco, Mexico D.F., Attn: Felix Todd and/or Andres Felix (the "National Offices").

         Holders of shares that hold shares through fungible securities accounts and wish to attend the Meeting must present a certificate (issued by the financial institution or professional depositary holding such shares) evidencing such deposit and certifying the number of shares recorded in the relevant account on May 23, 2003. Such certificate must be filed no later than 4:00 p.m. (Luxembourg, Buenos Aires, Mexico City or Rome time, as the case may be), on May 23, 2003 with (1) any of the Office or the National Offices or (2) in the case of Mexico, with the Office or the National Offices or S.D. Indeval, S.A. de C.V. (Paseo de la Reforma #255, 2o. y 3er piso Col. Cuauhtemoc), in Mexico City.

         Holder of shares as of May 23, 2003, may also vote by proxy. To that effect, such holders must file the abovementioned certificate and file complete proxy forms not later than 4:00 p.m. (Luxembourg, Buenos Aires, Mexico City or Rome time, as the case may be), on May 23, 2003 with (1) any of the Office or the National Offices or (2) in the case of Mexico, with the Office or the the National Offices or S.D. Indeval, S.A. de C.V. in Mexico City.

         Holders of American Depositary Receipts (the "ADRs") as of May 5, 2003 who desire to vote at the Meeting must complete, date and sign a proxy form and return it to JP Morgan Chase Bank (the "Depositary") P.O. Box 43062, Providence, RI 02940-5115 by 3:30 p.m., New York City time, on May 21, 2003.

         The Meeting Brochure, containing reports on each item of the agenda for the shareholders' meeting, further details on voting procedures and the annual financial statements and consolidated combined cnnual financial statements for the year ending December 31, 2002, and the proxy statement and forms furnished by the Company in connection with the Meeting may be obtained as from May 8, 2003 from any of the Office, the National Offices, the Depositary , Borsa Italiana SpA (Piazza degli Affari 6, 20123, Milan, Italy ) or S.D. Indeval S.A. de C.V., where the holders of shares and ADRs may exercise their rights mentioned hereby from 10:00 a.m. until 5:00 p.m. local time of each country above referred.

         Copies of the Meeting Brochure and Proxy Statement and forms, are also available at www.tenaris.com/investors




                                 CECILIA BILESIO
                       SECRETARY OF THE BOARD OF DIRECTORS

April 30, 2003
Luxembourg

                                  TENARIS S.A.

                             SOCIETE ANONYME HOLDING

                               23 AVENUE MONTEREY

                               L-2086, LUXEMBOURG

                             RCS LUXEMBOURG B 85 203

                               -------------------

                SHAREHOLDER MEETING BROCHURE AND PROXY STATEMENT

                               -------------------

                    ANNUAL GENERAL MEETING OF SHAREHOLDERS TO
                            BE HELD ON MAY 28, 2003.

                               -------------------

This Shareholder Meeting Brochure and Proxy Statement is furnished by Tenaris, S.A. (the "Company") in connection with the Annual General Meeting of Shareholders (the "Meeting") to be held on May 28, 2003, for the purposes set forth in the accompanying Notice of Meeting at Banque Generale du Luxembourg at 50, av. J.F. Kennedy L-2951 Luxembourg.

As of April 30, 2003, there were issued and outstanding 1,160,700,794 shares of common stock (US$1 par value) (the "Common Stock") of the Company, including shares of Common Stock (the "Deposited Shares") deposited with Banque Generale du Luxembourg, as agent for JPMorgan Chase Bank, (the "Depositary"), under the Deposit Agreement, dated as of November 11, 2002 (the "Deposit Agreement"), among the Company, the Depositary and all holders from time to time of American Depositary Receipts (the "ADRs") issued thereunder. The Deposited Shares are represented by American Depositary Shares (the "American Depositary Shares" or the "ADSs"), which are evidenced by the ADRs (one ADR equals ten Deposited Shares).

Each holder of shares of Common Stock is entitled to one vote per share. Holders of shares that hold shares through fungible securities accounts and wish to attend the Meeting must present a certificate (issued by the financial institution or professional depositary holding such shares) evidencing such deposit and certifying the number of shares recorded in the relevant account on May 23, 2003. Such certificate must be filed no later than 4:00 p.m. (Luxembourg, Buenos Aires, Mexico City or Rome time, as the case may be), on May 23, 2003 with (1) any of the Office or the National Offices, as defined in the notice to the Meeting, or (2) in the case of Mexico, with the Office or the National Offices or S.D. Indeval, S.A. de C.V., in Mexico City.

Holders of shares as of May 23, 2003, may also vote by proxy. To that effect, such holders must file the abovementioned certificate and file complete proxy forms not later than 4:00 p.m. (Luxembourg, Buenos Aires, Mexico City or Rome time, as the case may be), on May 23, 2003 with (1) any of the Office or the National Offices or (2) in the case of Mexico with the Office or the National Offices or S.D. Indeval, S.A. de C.V. in Mexico City.

Holders of ADRs as of May 5, 2003 who desire to vote at the Meeting must complete, date and sign a proxy form and return it to JPMorgan Chase Bank (the "Depositary") P.O Box 43062, Providence, RI 02940-5115. The Depositary, in cooperation with the Company, will thereupon vote the shares underlying such ADRs. However, pursuant to Section 12 of the Deposit Agreement, if no instructions are received by the Depositary from any holder of ADRs by 3:30 p.m., New York time, on May 21, 2003, then the Depositary shall deem such holder to vote such underlying shares in favor of any proposals or recommendations of the Company, for which purposes the Depositary, on the deemed instruction of such holder, shall issue a discretionary proxy to a person appointed by the Company to vote such shares in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote such shares on any given issue in accordance with the majority shareholder vote on that issue); provided, however, that no instruction shall be deemed given and no discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary does not wish such proxy given or if the proposal has, in the discretion of the Depositary, a materially adverse effect on the rights of the holders of shares. Any holder of ADRs is entitled to revoke any instructions which it has previously given by filing with the Depositary a written revocation or duly executed instructions bearing a later date at any time prior to 3:30 p.m., New York time, on May 21, 2003. No instructions or revocations or revisions thereof shall be accepted by the Depositary after 3:30 p.m., New York time, on May 21, 2003. In order to avoid the possibility of double vote, the Tenaris S.A. ADRs books will be closed for cancellations from May 5, 2003 until May 23, 2003.

Due to regulatory differences and market practices in each country where the Company's shares are listed, the holders of shares traded in the Argentine and Italian stock exchanges who have requested admission to the Meeting or have issued a voting proxy will have their shares blocked for trading until the date of the Meeting, while holders of shares traded in the Mexican stock exchange and holders of ADRs traded in the New York stock exchange will not have their shares or ADRs, as the case may be, blocked for trading. However, the votes of holders of shares traded in the Mexican stock exchange who sell their shares between May 23, 2003 and May 27, 2003, shall be disregarded.

The Meeting will appoint a chairman pro tempore to preside the Meeting. The chairman pro tempore will have broad authority to conduct the Meeting in an orderly and timely manner; this authority includes establishing rules for holders of shares who wish to address the Meeting and exercising broad discretion in recognizing shareholders who wish to speak and in determining the extent of discussion on each item of the agenda.

According to the Company's Articles of Association, resolutions at ordinary general meetings will be passed by majority vote, irrespective of the number of shares present or represented.

The Meeting is called to address and vote on the following items.

1. APPROVAL OF THE COMPANY'S ANNUAL FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002. APPROVAL OF THE REPORT BY THE BOARD OF DIRECTORS AND BY THE INDEPENDENT AUDITOR ON SUCH FINANCIAL STATEMENTS

The Board of Directors recommends a vote FOR approval of the Company's annual financial statements for the fiscal year ended December 31, 2002, and FOR the approval of the report by the Board of Directors and by the independent auditor on such financial statements. A copy of said documents is enclosed herewith.

2. APPROVAL OF THE COMPANY'S CONSOLIDATED COMBINED ANNUAL FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002. APPROVAL OF THE REPORT BY THE BOARD OF DIRECTORS AND BY THE INDEPENDENT AUDITOR ON SUCH FINANCIAL STATEMENTS

The Board of Directors recommends a vote FOR approval of the Company's consolidated combined annual financial statements for the fiscal year ended December 31, 2002, and FOR the approval of the report by the Board of Directors and by the independent auditor on such financial statements. The consolidated accounts of financial position of the Company and its subsidiaries for the year ended December 31, 2002, the related consolidated statements of earnings, consolidated statements of changes in financial position and notes, the auditors' report on such financial statements and management's discussion and analysis of results of operations and financial condition are included in the report mentioned above, a copy of which is enclosed herewith.

3. ALLOCATION OF RESULTS. APPROVAL OF DIVIDEND PAYMENT

The Board of Directors further recommends a vote FOR ratification of the interim cash dividend paid by the Company on August 27, 2002 for a total amount of US$ 9,270,000.

The Board of Directors further recommends a vote FOR approval of a cash dividend payable in U.S. dollars in the amount of US$115,000,000 (equivalent to US$0.09908 per share currently issued and outstanding and US$0.9908 per ADR currently issued and outstanding), which shall be paid from the Company's other distributable reserve account of US$206,744,261. Upon approval of this resolution, the Board of Directors shall determine, in its discretion, the terms and conditions of the dividend payment, including the applicable record date.

4. DISCHARGE OF DIRECTORS' RESPONSIBILITIES

In accordance with article 59 of Luxembourg's Law of Commercial Corporations, it is proposed that, upon approval of the Company's accounts for the year ended December 31, 2002 the members of Board of Directors be discharged of any responsibilities in connection with the management of the Company's affairs during such year.

5. ELECTION OF THE MEMBERS OF THE BOARD OF DIRECTORS

The Company's Articles of Association provide, in case the shares of the Company are listed on a regulated market, for the annual election by the holders of Common Stock of a Board of Directors, of not less than five and a maximum of fifteen members. Members of the Board of Directors have a term of office of one year, but may be reappointed.

The present Board of Directors of the Company consists of 10 directors. Other than Mr. Paolo Rocca, who was elected on October 18, 2002, the other members of the Board of Directors were elected on December 14, 2002, 2002 and took office on January 31, 2003. It is proposed that the current members of the Board of Directors listed below be re-elected:

1)   Mr. Roberto Bonatti
2)   Mr. Carlos Manuel Franck

3)   Mr. Pedro Pablo Kuczynski
4)   Mr. Bruno Marchettini
5)   Mr. Gianfelice Mario Rocca
6)   Mr. Paolo Rocca
7)   Mr. Roberto Rocca
8)   Mr. Jaime Serra Puche
9)   Mr. Amadeo Vazquez
10)  Mr. Guillermo F. Vogel

Each elected director will hold office until the annual shareholders' meeting to be held on the fourth Wednesday of May 2004 that will consider and approve the annual financial statements of the Company for the year ended December 31, 2003.

The Board of Directors of the Company met fourteen times during 2002. On January 31, 2003, the Board of Director created an Audit Committee pursuant to article 11 of the Articles of Association. The Board of Directors has no executive, nominating or compensation committee, or any committees exercising similar functions.

6. AUTHORIZATION TO THE BOARD OF DIRECTORS TO DELEGATE THE DAY-TO-DAY MANAGEMENT OF THE BUSINESS TO ONE OR MORE OF ITS MEMBERS.

It is proposed that the day-to-day business be delegated to Mr. Paolo Rocca, President and Chief Executive Officer of the Company.

7. DETERMINATION OF COMPENSATION TO THE BOARD OF DIRECTORS

It is proposed that each of the members of the Board of Directors in office be compensated with US$ 50,000 for the fiscal year 2003.

8. CONFIRMATION AND APPOINTMENT OF INDEPENDENT AUDITORS AND APPROVAL OF THEIR
FEES

The Board of Directors of the Company recommends a vote FOR (i) ratification of the fees of US$80,000 paid to PricewaterhouseCoopers S.a.r.l. for audit services rendered during the fiscal year ended December 31, 2002, and (ii) approval of the fees of US$ 80,000 to be paid for audit services rendered during the fiscal year ending December 31, 2003.

In addition, the Board of Directors recommends a vote FOR the reappointment of PricewaterhouseCoopers S.a.r.l. as independent auditors of the Company for the fiscal year ending December 31, 2003.

9. MISCELLANEOUS

Management is not aware of any matters that may properly come before the Meeting other than those set forth in the agenda for the Meeting or relating thereto. Should any additional matter may properly come before the Meeting, the holders who voted through proxy forms provided by the Company will vote "abstain" on such matters.

The Company anticipates that the next Annual General Meeting of Shareholders will be held on May 26, 2004. A holder of shares who intends to present a proposal at the next Annual General Meeting must submit the proposal in writing to the Company at any of the Office or the National Offices not later than 4:00 P.M. (Luxembourg, Buenos Aires, Mexico City or Rome time, as the case may be) on March 31, 2004, in order for such proposal to be considered for inclusion in the agenda for such shareholder meeting.

                      ------------------------------------

PricewaterhouseCoopers S.a.r.l. are the independent auditors of the Company. A representative of the independent auditors will be present at the Meeting who will respond to appropriate questions.




                               Cecilia Bilesio
                               Secretary of the Board of Directors

[TENARIS LOGO]

                                                              Annual Report 2002


       Index & Content

       1     Company profile
       2     Leading indicators
       3     Letter to shareholders
       4     The exchange offer and creation of Tenaris
       5     Financial and business review
       6     Communities and environment review
       7     Corporate governance
       8     Board of directors and executive officers
       9     Management discussion and analysis
       10    Consolidated combined financial statements
       11    Report and accounts of Tenaris S.A. (Luxembourg GAAP)
       12    Corporate information

   1.  Company profile


Tenaris S.A. (TS: NYSE, Buenos Aires, Mexico, and TEN: MTA Italy) is a leading global manufacturer of seamless steel pipe products and provider of pipe handling, stocking and distribution services to the oil and gas, energy and mechanical industries. Our customers include most of the world's leading oil and gas companies as well as a large number of leading engineering and industrial companies. We are also a leading regional supplier of welded steel pipes for gas pipelines in South America.

Organized in Luxembourg, we have manufacturing facilities in Argentina, Brazil, Canada, Italy, Japan, Mexico and Venezuela and a network of customer service centers present in over 20 countries worldwide. Our annual manufacturing capacity is three million tons of seamless and 850 thousand tons of welded pipes. With this infrastructure, we offer customers a service that integrates manufacturing, procurement, distribution and on-time delivery of high quality products throughout the world.

   2.  Leading indicators

SALES VOLUMES (thousands of metric tons)                       2002            2001
----------------------------------------                       ----            ----
Seamless tubes                                                2,283           2,673
Welded tubes                                                    585             432
                                                              -----          ------
Total steel pipes                                             2,868           3,105

PRODUCTION VOLUMES (thousands of metric tons)
---------------------------------------------
Seamless tubes                                                2,245           2,470
Welded tubes                                                    561             475
                                                              -----          ------
Total steel tubes                                             2,806           2,945

FINANCIAL INDICATORS (millions of USD)
--------------------------------------
Net sales                                                     3,219           3,174
Operating income                                                472             442
Net income before income tax and minority interest              444             375
Net income before minority interest attributable to             194             136
participations acquired in the exchange offer (1)
Net income                                                       94              81
Free cash flow (2)                                              328             361

BALANCE SHEET (millions of USD)
-------------------------------
Total assets                                                  4,017           3,838
Total financial debt                                            716             765
Net financial debt (3)                                          411             552
Total liabilities                                             2,137           2,044
Shareholders' equity including minority interest              1,881           1,794

                                                      -------------          ------
Number of shares outstanding (4)                      1,160,700,794
Comparable earnings per share (5) (USD per share)              0.17            0.12
(USD per ADS)                                                  1.67            1.17

Number of employees                                          13,841          14,127

(1) Net income before minority interest attributable to participations in consolidated subsidiaries acquired in the exchange offer. This is net income as if the exchange offer had taken place on January 1, 2001. See
     Note 8 (II) of the Consolidated Combined Financial Statements.

(2) Defined as net cash from operations (USD 461 million) less net capital expenditure and investment in intangible assets (USD 133 million).

(3) In addition, Tenaris had investments (USD 136 million in 2002 and USD 103 million in 2001) in trust funds to support its Argentine and Brazilian operations.

(4) As a result of the exchange offer, the number of shares outstanding increased from 710,747,187 to 1,160,700,794.

(5) Defined as net income before minority interest in subsidiaries acquired in the exchange offer divided by 1,160,700,794 shares. See Note 8 (II) of the Consolidated Combined Financial Statements.

   3.  Letter to shareholders


Dear Shareholders,

Tenaris became a public company on December 16, 2002, when its shares began to trade on the New York, Buenos Aires, Italian and Mexican stock exchanges. This followed the successful conclusion of our multi-jurisdictional exchange offer through which we brought together international, Argentine, Mexican and Italian investors into a single company. We are now completing this process by seeking the delisting of the shares of Siderca, Tamsa and Dalmine from their respective stock exchanges so that we can focus our efforts on managing Tenaris as a single organization.

I believe that we have created something special: a company that is genuinely multicultural in its roots and global in its reach; one that has a powerful industrial and technological base that is leading advances in its industry as it strives to serve its customers better; one with strong ties to the communities in which it operates; and one with a solid financial platform to pursue future opportunities for growth and to reward its shareholders; effectively, a company that can thrive in today's uncertain and challenging world.

Tenaris may have had only a few months of existence as a public company but it has a rich industrial heritage in the various countries where its manufacturing operations are concentrated. A heritage which is personified by the late Agostino Rocca, who, having been managing director at Dalmine in the 1930s, was the protagonist in the founding of Siderca in Argentina and Tamsa in Mexico. His was the philosophy of continuous investment in facilities, processes and products that, combined with almost 50 years of dedicated operating and management experience, allows us to offer our customers an outstanding range of high-quality and proprietary products.

But Tenaris' strengths go far beyond its products. Through our global network of service centers we work hand-in-hand with our customers, managing all aspects of the handling, stocking and distribution of pipes and accessories to ensure on-time delivery not only of pipes but of whole pipe assemblies no matter how complex the environment in which our customers are operating. From the remote reaches of the Caspian Sea to the deepwater off the West African coast, Tenaris' proposal is in essence one of service and involves no less than the redesign of the industry supply chain integrating manufacturing, procurement, distribution and assembly in a seamless, transparent system.

Tenaris has grown while maintaining strict capital discipline. Using the strong cash flows from our highly competitive operations, we have expanded progressively over the past ten years acquiring manufacturing facilities in Mexico, Italy, Venezuela, Brazil, Canada and Japan and investing in the working capital used by our global network of service centers to provide stocking and distribution services to customers worldwide. At the same time, we have continued to make substantial investments to enhance the competitiveness of our industrial facilities and the quality of our products while maintaining dividend payments to shareholders. Today, Tenaris has net assets of USD 4.0 billion and a net debt of USD 411 million. With operating income of USD 472 million recorded for the year 2002 and an annual free cash flow in excess of USD 300 million, we have ample financial capacity to continue investing in growth opportunities and improving the competitiveness of our business as well as to offer an attractive dividend yield to our shareholders. Based on our solid 2002 results, and considering that Tenaris has a distributable reserve of USD 207 million, we are proposing to pay a dividend of USD 115 million (USD 0.099 per share, USD 0.99 per ADS), subject to your approval as our shareholders.

One of Tenaris' great strengths is that it is a global business with solid local roots. And since its roots are found in several different countries it is a genuinely multicultural enterprise. The services that we provide our customers were first developed in our local markets and would not be possible without a strong local presence. Knowledge is shared among our various operating subsidiaries, and working teams invariably have a multicultural make-up. And we work hard to ensure that the opportunities that come with our success are shared within our local communities, which provide the majority of our employees.

As with any company, Tenaris' employees are at the heart of its success. Their dedication to detail is the guarantee of the outstanding quality of our products. Their determination and resourcefulness are the guarantee that those products reach their required destination on time, ready for use. Their innovation is what drives Tenaris forward as it continues to set the standards for its industry.

As a result of the exchange offer, Tenaris has the opportunity to consolidate a single, unified organization. Operating and management synergies will release additional cash, and provide further opportunities, to develop new products, services and markets. Customers will see more clearly what we can offer them wherever they are in the world. And we will be a more visible and transparent entity to investors as we report our consolidated results in a single currency and under a single set of accounting standards. We have every reason to face the future with confidence notwithstanding the immense uncertainties generated by war in the Middle East.

I would like to thank all those who have helped to create what Tenaris is today, our customers and employees, as well as the former shareholders of Siderca, Tamsa and Dalmine who elected to exchange their shares and those who have become shareholders since.

                                                                      March 2003

Roberto Rocca
Chairman

   4.  The exchange offer and creation of Tenaris

Tenaris became a public company on December 16, 2002 following the completion of a simultaneous exchange offer carried out in four jurisdictions which allowed the shareholders of Siderca S.A.I.C., an Argentine company, Tubos de Acero de Mexico S.A., a Mexican company, and Dalmine S.p.A., an Italian company, to exchange their shares for shares in Tenaris S.A., a company organized in Luxembourg. As a result of the exchange offer, Tenaris increased its ownership of Siderca, Tamsa and Dalmine to 99.1%, 94.5% and 88.4% respectively and the former public shareholders of these three companies became holders of 38.8% of the share capital of Tenaris.

The exchange offer formed part of a corporate reorganization project which had as its objective the consolidation of all the interests of Tenaris' controlling shareholder in the Tenaris steel pipes business and the alignment of those interests with the public shareholders of its principal constituents. The new corporate structure will facilitate the management of Tenaris' business, open up opportunities for additional operating and management synergies, strengthen its global standing and position it to take advantage of future growth opportunities. At the same time, Tenaris will be a larger and more visible public company than its predecessors.

The origins of Tenaris lie firstly with the formation of Siderca in Argentina in 1948 and, more recently, with the expansion of Siderca's pipe business beyond Argentina, starting with the expansion of its production facilities in the late 1980s and followed by a series of strategic acquisitions in pipe manufacturing facilities worldwide and the building up of a global network of steel pipe distribution facilities and sales offices. Today, Tenaris operates a network of steel pipe manufacturing facilities in South America, North America, Europe and Asia with a combined annual production capacity of over three million tons of seamless steel pipes and 850 thousand tons of welded steel pipes as well as a global network of pipe distribution and service facilities with a direct presence in most major oil and gas markets.

With this infrastructure and the operating and management know-how gained with the benefit of some 50 years experience, Tenaris supplies its customers with an exceptional range of high-quality pipe products and accessories all over the world on terms which do away with the need to carry wasteful inventories, to coordinate between manufacturers, distributors and service providers, or even to specify the grade and type of product required. Tenaris effectively offers a unique service, one that integrates the tubular supply chain under a single responsibility and, with its web-based TenarisTracking service, gives its customers the added assurance of knowing where their pipes are.

Just as service is central to what Tenaris offers its customers, so is technology. Not just the technology to process steel of flawless quality but also the technology to design pipes whose properties enable them to perform safely in the vastly differing and increasingly corrosive environments in which oil and gas drilling takes place, to withstand the pressures encountered at 2,700 meters beneath the ocean waves or to house the air that inflates an air bag. Using specialist laboratories and multicultural teams, Tenaris designs industry-leading products offering outstanding performance and environmental sensitivity.
This business, focused on technology and service, whose capability is much greater than the sum of its parts, adopted the Tenaris name in May 2001. Derived from the Latin tenax, the new name symbolizes the tenacity and determination of our employees to overcome the challenges that they face on a daily basis to ensure on-time delivery of high quality tubes in the far from standard environments where our customers operate. Likewise, our multicultural identity, and source of so many of our creative solutions, finds an express-ion in the multibar symbol, which accompanies the Tenaris name.

Tenaris, then, may be a new company but it has a substantial history behind it. The launch of the Tenaris brand and the subsequent exchange offer effectively mark a new beginning. Although some of the integration process has already been achieved, there remains much to be done. The finance and administrative structures of what were previously three separate public companies will be unified, the order allocation process, established to satisfy the requirements of competing sets of shareholders will be streamlined, the manufacturing facilities will be increasingly focused on particular product areas, and more flexible financial planning strategies will be used. The resulting synergies will help to increase operating margins and free up additional cash flow for investments in new products and services as well as paying dividends to shareholders.

   5.  Financial and business review

         Business environment and outlook

The business environment for Tenaris' seamless pipes business was less favorable in 2002 than in the previous year, particularly during the second half. Although oil prices remained at levels which, under typical circumstances, would be expected to result in sustained levels of investment in oil and gas drilling, global demand for seamless pipes fell due to lower levels of oil and gas drilling activity, as indicated by the global rig count, as well as persistently lower levels of industrial production in the principal industrial regions of North America, Europe and Japan. Oil and gas exploration and production activity was affected by increased uncertainty over the future level of oil prices given the possibility of military action against Iraq as well as OPEC production cutbacks. In addition, demand for seamless pipes in Tenaris' local markets was affected by the political crises in Venezuela and Argentina and the low level of the North American gas price at the start of the main Canadian drilling season.

In 2003, the year has begun with a sharp rise in global oil and North American gas prices but, even at the current high levels of prices, investment in oil and gas exploration and production is not showing significant signs of growth. The intense uncertainty caused by the prospect, and current reality, of military action against Iraq remains. This is reflected in a general reluctance to make investment commitments, irrespective of current price levels, and is also preventing or postponing any general recovery in global economic demand. On the other hand, demand for seamless pipes in Tenaris' local markets is showing signs of improvement in Argentina, Mexico and Canada, but in Venezuela a national strike brought the oil and gas industry to a virtual halt in January and it will take time for demand to recover to the levels recorded in 2001. In Italy and Japan, demand continues to be affected by stagnant levels of industrial activity. Demand for Tenaris' welded pipes remains strong, despite the completion of deliveries to the major gas pipeline projects in Ecuador and Peru that Tenaris supplied in 2002, due to increased demand for oil and gas pipelines in the Brazilian market.

Results

Despite the unfavorable business environment for its core seamless pipes business, which led to a 15% decline in overall seamless pipe sales volumes including a 34% decline in South American seamless pipe sales volumes, Tenaris successfully managed to increase revenues, operating income and net income over the respective levels recorded for 2001 on a comparable basis. This strong performance was made possible through an increase in the value of our seamless pipe products, which enabled us to increase average selling prices in a difficult pricing environment, a reduction in operating costs at our Argentine operations following the devaluation of the Argentine peso, strong demand for our welded pipes from South American gas pipeline construction projects and a near doubling of sales at our new energy business.

Net sales in 2002 rose 1.4% to USD 3,219.4 million from USD 3,174.3 million in 2001. Operating income rose 6.9% to USD 471.9 million (14.7% of net sales) from USD 441.6 million (13.9% of net sales) in 2001. Operating income plus depreciation and amortization rose 7.4% to USD 648.2 million (20.1% of net sales) compared to USD 603.3 million (19.0% of net sales) in 2001. Margins on seamless pipe sales increased significantly (the gross margin rose to 36.6% from 33.4%), but the effect of this on overall margins was largely offset by a higher proportion of low-margin energy (gross margin of 5.6%) and other steel products sales in the composition of overall net sales.

Income before income tax and minority interest in 2002 rose 18.6% to USD 444.5 million (13.8% of net sales) from USD 374.7 million in 2001. Net income, which rose 16.0% to USD 94.3 million from USD 81.3 million, was negatively affected by additional income tax charges reflecting the impact of the devaluation of the Argentine peso and minority interests. Net income before minority interest attributable to participations in consolidated subsidiaries acquired in the exchange offer completed on December 13, 2002 rose 42.7% to USD 193.8 million from USD 135.8 million in 2001, and corresponding earnings per share were USD 0.17 (USD 1.67 per ADS).

Free cash flow (net cash provided by operations less net capital expenditure) declined 9.2% to USD 328.2 million from USD 361.3 million. Although net capital expenditure declined to USD 133.2 million, a substantial increase of USD 124.3 million was recorded in working capital, principally reflecting an increase in trade receivables.

Tenaris' positive free cash flow allowed it to strengthen still further its financial position during the year. As of December 31, 2002, Tenaris had total assets of USD 4,017.4 million, total financial debt of USD 715.9 million and net financial debt of USD 411.4 million. In addition, Tenaris had USD 135.3 million invested in trust funds established to support its Argentine and Brazilian operations.

For a more detailed analysis of Tenaris' financial condition and results of operations, please see the section entitled "Management discussion and analysis". There follows a discussion featuring developments in our main business areas.

Oilfield Services

Tenaris continues to make progress in increasing the level of value-added in its products and services and forging long-term relations with its main customers. In May, a five-year agreement, valued at USD 80 million annually, was concluded with ChevronTexaco. Under the agreement, Tenaris will supply the OCTG requirements of most of ChevronTexaco's operating affiliates outside of the United States with services such as pipe design, distribution and inventory management included. In the same month, the TenarisTracking service was launched: this service, which is included within the services provided under the ChevronTexaco agreement, facilitates the efficient and transparent management of orders for tubes throughout the supply chain process.

Tenaris increased its on-the-ground presence in two growing markets. We opened a new center at Atyrau in Kazakhstan to meet increasing demand in the Caspian Sea area, where ChevronTexaco and Eni operate fields. In Nigeria, we are installing a new pipe threading and finishing facility and expanding our stockyard at the Onne Free Oil and Gas Zone, which will add a substantial element of local content to the services we offer in the country and provide employment to some 100 Nigerians.

In China, we began supplying complete tubular columns for the ConocoPhillips operations at Bohai Bay, in association with Weatherford. This follows the successful introduction of this new service in the North Sea.

In October, we launched our new TenarisBlue premium joint. We have high expectations that this product, which shows the strength of our multicultural research and development capabilities and offers outstanding performance with enhanced environmental sensitivity, will become the new reference for premium joints in the industry.

Pipeline Services

Perspectives in this sector remain promising, in spite of a year of relatively weak demand, particularly in regions such as the Gulf of Mexico and the Middle East, and the increasing use of welded pipes in on-shore applications. The technical specifications required for today's complex deep-water projects play to Tenaris' technological strengths. Already, Tenaris' product development efforts have established it as the industry reference in the Gulf of Mexico and West Africa. The year saw Tenaris develop products with special specifications for BP's Thunder Horse project and win an order for the Falcon project featuring its new double jointing service, both in the Gulf of Mexico. Elsewhere, there were several orders for projects featuring pipes with coatings and bends in the North Sea and the Middle East.

Deliveries were made to a number of important projects, including Shell's Bonga and Marathon's Alba projects in West Africa, Devil's Tower in the Gulf of Mexico, Juno, CMS III and Gryphon in the North Sea and BHP's ROD project in North Africa. Tenaris puts on-line a web-based project center to facilitate the management of complex projects and continued research into advanced welding techniques, structural integrity of deepwater linepipe and insulation coatings.

Process & Power Plant Services

Demand in this sector was affected by a small decline in investment in refineries and petrochemical plants. In addition, demand for gas processing plants connected with LNG projects was strong but there was lower demand for power generation projects amid a general reassessment of future energy demand trends following the exposure of artificial trading activity among certain U.S. energy trading companies.

Tenaris continued to make progress in establishing itself as a project manager capable of managing the supply of complete tubular packages for major projects. A number of web-based services, which simplify the generation of bills of materials and reduce the cost of sourcing tubes, were introduced. Frame agreements were signed with major engineering companies such as Snamprogetti and Technip-Coflexip. Newly developed T91 and T23 high-alloy grade pipes were developed, which will allow Tenaris to offer complete pipe packages for boilers and thus increase penetration in this market segment.

Industrial & Automotive Services

Demand in this sector was affected by weak levels of industrial activity in North America, Europe and Japan. In particular, apparent consumption of seamless tubes in the EU market fell by 13%. However, Tenaris gained market share in Italy and continued to make progress in developing sales to the automotive segment in North America. The 3% increase in Italian market share and overall sales volume of 322 thousand tons reflects the successful reorganization of its sales and distribution activities in Italy, which has allowed it to concentrate on developing a better service for its regular customers and serve smaller customers through exclusive regional distributors. Tenaris plans to extend this concept to its operations in other EU countries such as France, Germany and the UK.

In North America, with its new auto-components plant and expanded cold rolling mill at Veracruz, Tenaris is increasing its capabilities to serve the automotive market in North America. Tenaris was qualified as a sub-supplier for half shafts to the Toyota 500 N platform and increased its market shares of tubes for airbags and for trailer axles. Elsewhere, leveraging on its experience in the Argentine market, Tenaris began selling tubes for compressed natural gas cylinders in India.

Local markets (Argentina, Canada, Mexico and Venezuela)

In Argentina, investment in oil and gas drilling activity was affected by regulatory uncertainty, including the application of export taxes on oil exports, the non-adjustment of gas tariffs following the devaluation of the local currency, and the difficulty of accessing credit from the financing system. New oil and gas wells drilled during the year fell 28% from the level of the previous year. Demand from other sectors was similarly affected by the severe domestic recession and economic uncertainty. However, in the second half of the year, there were higher levels of oil drilling activity and a slight pick-up in industrial activity (from extremely low levels) associated with the improving outlook for the agricultural sector as well as increased demand for compressed natural gas cylinders due to the price difference between this fuel and standard petroleum derivatives. Tenaris continued to expand the scope of services it offers its principal customers in Argentina and opened a new logistics center in Neuquen. Sales of seam-less pipes totaled 164 thousand tons, a decline of 23% from the levels of the previous year.

In Mexico, sales of seamless pipes totaled 156 thousand tons, an increase of 12% from the levels of the previous year, reflecting an increase in oil and gas drilling activity -the average number of active rigs was up 22% over the previous year- and a slight decline in sales to the non-oil sector. Pemex was granted a significant increase in its annual budget, thereby providing funds for increased exploration and production activity in the southern region and for its strategic natural gas program in the northern region. This was reflected in increased levels of drilling activity particularly towards the end of the year.

In Venezuela, OPEC production quota cutbacks and adverse political and economic developments led to a substantial decline in exploration and production activity in the oil and gas sector during the year, resulting in a 37% decline in the average rig count compared to the previous year. Additionally, PDVSA, the state-owned oil company, decided to implement a significant reduction in its inventories of seamless pipes. These factors resulted in a 65% decline of Tenaris' sales of seamless pipes in the country. The Tavsa plant operated at a low level of capacity utilization throughout most of the year and in January of 2003 was forced to stop operations due to the collapse in demand during the national strike called by oil workers and other opposition leaders against the government.

In Canada, the level of oil and gas drilling activity was affected by low prices in the North American gas market at the start of the year, which is the key season for drilling in Canada, as well as unfavorable weather at the end of the year. Tenaris was affected and sales of seamless pipes in Canada fell 28% for the year. Particular efforts were made during the year to develop the capability of the AlgomaTubes plant to produce high-value products such as special sour service and chromium grades as well as premium connections.

Welded

2002 was a particularly strong year for Tenaris' welded pipe business. Although demand in Argentina fell to low levels due to the impact of the Argentine crisis on investments in gas pipelines and other activities, this was more than compensated by strong demand for Tenaris' welded pipes for gas pipeline projects including OCP (Oleoducto de Crudos Pesados) in Ecuador, Camisea in Peru and Gasyrg in Bolivia. Confab, Tenaris' plant in Brazil, operated at close to capacity levels for much of the year and its order books remain high as orders from new oil and gas pipeline projects in Brazil substitute for the now-completed OCP project in Ecuador. In Brazil, a contract was concluded with Petrobras, valued at USD 113 million, under which Tenaris will supply specially coated pipes in 2003 for two pipelines connected with Petrobras' oil and gas operations, and a second contract, valued at USD 100 million over five years, was concluded for the supply of pipes on a just-in-time basis to Petrobras' oil and gas operations at Macae.

Energy

Tenaris, through its subsidiary Dalmine Energie, has developed a small energy business in Italy following moves to partially deregulate the energy market. Originally formed to supply electricity to Tenaris' Italian operations at Dalmine and to other users in the Bergamo area, it has rapidly expanded and currently supplies energy to many industrial companies in north and central Italy. Electricity and natural gas are purchased at wholesale market prices and then sold to customers. Sales rose 86% to USD 210 million during 2002, reflecting the start of natural gas sales and increased sales of electric power.

In February 2003, Tenaris purchased a 160MW electric power generating plant in Argentina with the purpose of further integrating its operations at Siderca by becoming self-sufficient in electric power. Tenaris plans to sell power surplus to Siderca's requirements on the open market in Argentina.

   6.  Communities and environment review


Tenaris' history is deeply entwined with that of the communities where it has its roots. As a long-term industrial project, the essential framework governing its relations with its communities was established many years ago. It departs from the deeply-held conviction of Tenaris' founding family that the continuing strength of the company depends on an active participation that links its own development to that of its suppliers, customers, employees, and the communities in which it resides.

This framework encompasses continuous commitments to promoting health and safety among employees, to minimizing the impact of operations on the environment, to maintaining transparent relations with suppliers, customers, employees and the local communities, and to working with local authorities and non-governmental organizations to promote education and foster self-reliance.

Human resources policies are designed to select and promote individuals based on their professional abilities, interpersonal skills and commitment. A work environment that rewards innovation, initiative and teamwork reinforces those policies.

The Tenaris young professionals program provides promising university graduates an opportunity to join and grow with an organization that has a tradition of nurturing young talent. A more recent initiative is the corporate university we founded last year. Using a combination of on-site and e-learning methodologies, this initiative enables employees from multiple countries and cultures to acquire new skills as well as interact with one another to share knowledge and best practices.

Our rich cultural diversity, as represented in the varied nationalities of our employees, is one of our key assets. To capitalize on it, we organize regular employee exchanges that allow staff to travel to our plants and offices around the world to see how colleagues deal with common challenges in research, engineering, production, sales and marketing, communications and all aspects of our business. Cross-organizational work groups are formed taking this cultural diversity into account. And respect for cultural, gender and language differences is a guiding principle for relations among employees at all levels of the company.

Tenaris also works to extend the benefits of its multicultural diversity to its local communities through cultural programs. Working through the PROA Foundation, housed in the La Boca district of Buenos Aires, and the Association for the Modern and Contemporary Art Gallery of Bergamo as well as agreements with Mexican, Brazilian and Japanese cultural institutions, Tenaris promotes cultural exchanges in its local communities through art exhibits, seminars and other initiatives.

In the wake of the profound economic and social crisis that erupted in Argentina at the end of 2001, Tenaris introduced its "Plan Alentar" program for the Campana area. With a budget of ten million Argentine pesos over 20 months, the emergency program is designed to help meet impoverished community members' basic needs in terms of food, clothing, medical care and housing, as well as to promote micro-enterprises. This program runs in addition to Tenaris' ongoing social programs that promote education and self-help in the Campana area.

In Mexico, the Tamsa Foundation supports educational, health and cultural initiatives in the state of Veracruz. In addition, Tamsa supported the "Bridges of Hope" initiative to build 100 bridges (30 were built in 2002) to provide communication to isolated impoverished communities.

In Italy, the Dalmine Foundation was established three years ago to preserve and expand Dalmine's historical archive, representing almost 100 years of Italian industrial history. And in keeping with its policy of forging close relations with educational institutions, Tenaris has formed, with the Polytechnic of Milan, a partnership whose purpose is to advance scientific research and the training of experts in the iron metallurgy sector.

Health, safety and environment

Tenaris works constantly to improve its safety performance concentrating on two levels. On one, we upgrade the physical conditions of the workplace by continuously investing in new technologies, infrastructure and maintenance. On another, we work on attitudes and behavior relative to safety. We do this through innovative programs that reward safe behavior and by holding weekly meetings with managers, safety staff and workers at each of our plants to discuss accidents and share ideas for improving safety.

As part of our ongoing efforts to integrate activities across all levels of the company, we have developed uniform management control parameters to be applied in all our plants. We are now in the process of standardizing accident indicators and reporting procedures across plants and operating units. Safety indicators improved significantly last year in comparison to 2001. The total number of accidents fell by 14% and the number of accidents with working days lost dropped by 19%.

Environmental policy at Tenaris is based on the principles of sustainable development. Our plants are located in areas with a strong industrial tradition, like Tokyo, Bergamo or Ontario, or in more recent centers of development like Veracruz, Campana, Pindamonhangaba and Puerto Ordaz. At all of these sites rigorous standards for environmental and natural resources protection are followed. A significant portion of new investment is destined to reduce the environmental impact of manufacturing, introducing innovations in technology and processes; training programs for the prevention and management of possible emergencies are organized for technicians and workers.

Tenaris constantly reviews its operations to maximize the efficiency of its use of energy resources and the re-use, both in its own operations and by third parties, of by-products and waste. This is a contribution that combines the need to reduce the environmental impact of energy generation and the use of resources with the demand to optimize these critical factors for competitiveness in its operations. Tenaris also has programs through which it collaborates with local institutions in the communities where it operates, for the purpose of identifying, reducing and eliminating possible risks.

Tenaris' concern for environmental protection does not stop at the factory gates. Supplying its own customers products and services that limit environmental impact and reduce potential risks has become a fundamental part of the Tenaris mission. So is designing tubes for use in extreme conditions, in drilling as well as in transportation; special joints that reduce or eliminate the use of chemical additives; and transportation, assistance and installation services employed in sensitive areas that require rigorous respect for environmental protection.


   7.  Corporate governance

Tenaris has one class of shares, with each share having equal rights including the entitlement to one vote at our shareholders' meetings. Our articles of association provide that the annual ordinary shareholders' meeting, which approves the annual financial statements and appoints the board of directors, shall occur on the fourth Wednesday during the month of May.

Resolutions made at ordinary shareholders' meetings will be passed by majority vote, irrespective of the number of shares present or represented. Extraordinary shareholders' meetings held to consider proposed amendments to the company's articles of association can only meet after the first call if at least half of the share capital is present or represented. If the required quorum is not met, a second meeting may be convened by means of notices published twice, at twenty days interval at least and twenty days before the meeting, in the Memorial, Recueil des Societes et Associations. The second meeting can validly decide regardless of the quorum present or shares represented. Resolutions may only be passed by a two thirds majority of the votes of the shareholders present or represented.

Board of directors

Management of the company is vested in a board of directors. Our articles of association provide for a board of directors consisting of at least five and at most fifteen directors. The board of directors is required to meet as often as required by the interests of Tenaris and at least four times per year. A majority of the members of the board constitutes a quorum, and resolutions may be adopted by the vote of a majority of the directors present. In the case of a tie, the chairman is entitled to cast the deciding vote. Directors are elected at the annual ordinary shareholders' meeting to serve one-year renewable terms, as decided by the shareholders.

Our current board of directors is comprised of ten directors, three of whom are independent directors.

Audit committee

Tenaris has an audit committee composed of three members, two of whom are independent directors. The members of the audit committee are not eligible to participate in any incentive compensation plan for employees of the company or any of its subsidiaries. The audit committee shall:

     o assist the board of directors in fulfilling its oversight responsibilities relating to the integrity of the financial statements of the company, the company's system of internal controls and the independence and performance of the company's independent auditors;

     o review material transactions between the company and its subsidiaries with related parties to determine whether their terms are consistent with market conditions or are otherwise fair to the company and its subsidiaries, and

     o perform the other duties entrusted to it by the board of directors, particularly as regards relations with the independent auditor.

The audit committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it shall have direct access to the independent auditors as well as anyone in the company and, subject to applicable laws, its subsidiaries. The audit committee has to report to the board of directors on its activities and the adequacy of the internal control system at least every six months, at the time the annual and semi-annual accounts are approved.

Auditors

The annual accounts shall be audited by one or more independent auditors, appointed by the annual ordinary shareholders' meeting from among the members of the Institute of Independent Auditors (Institut des reviseurs d'entreprises) in Luxembourg. The ordinary shareholders' meeting shall determine their number and the term of their office, which shall not exceed one year. They may be reappointed and dismissed at any time.

Compensation

The compensation of the directors is determined at the annual ordinary shareholders' meeting. A total of USD 739 thousand was paid to our Chief Executive Officer, Chief Financial Officer and the members of the board of directors who were in office in 2002.

   8.  Board of directors


The current members of the board of directors took office on January 31, 2003.

Chairman                                            Roberto Rocca

President and Chief Executive Officer               Paolo Rocca


Vice-president Finance                              Guillermo Vogel (*)

                                                    Roberto Bonatti
                                                    Carlos Franck
                                                    Pedro Pablo Kuczynski
                                                    Bruno Marchettini
                                                    Gianfelice Mario Rocca
                                                    Jaime Serra Puche (*)
                                                    Amadeo Vazquez y Vazquez (*)

Secretary                                           Cecilia Bilesio

(*) Members of the Audit Committee

Executive officers

President and Chief Executive Officer               Paolo Rocca
Chief Financial Officer                             Carlos Condorelli
Commercial Director                                 German Cura
Supply Chain Director                               Alejandro Lammertyn
Human Resources Director                            Marco Radnic
Technology Director                                 Carlos San Martin
European Area Manager                               Alberto Valsecchi
Argentine Area Manager                              Guillermo Noriega
Mexican Area Manager                                Vincenzo Crapanzano
Managing Director,  Japanese Operations             Marcelo Ramos
Managing Director,  Welded Pipe Operations          Ricardo Soler

   9.  Management discussion and analysis

The following discussion, which compares Tenaris' results of operations and financial condition for the fiscal year ended December 31, 2002 against that for the fiscal year ended December 31, 2001, should be read in conjunction with Tenaris' consolidated combined financial statements and the related notes thereto. Tenaris prepares its financial statements in conformity with International Accounting Standards (IAS), which differ in certain significant respects from U.S. GAAP, and other national accounting standards.

Results of operations

The following table sets forth, for the periods indicated, selected financial data from Tenaris' consolidated combined income statements.

                                                                       YEAR ENDED DECEMBER 31,
                                                              --------------------------------------
All amounts in USD thousands                                      2002          2001          2000
----------------------------                                      ----          ----          ----
Net sales                                                      3,219,384     3,174,299     2,361,319
Cost of sales                                                 (2,168,594)   (2,165,568)   (1,692,412)
                                                              ----------    ----------    ----------
Gross profit                                                   1,050,790     1,008,731       668,907
Selling, general and administrative expenses                    (568,149)     (502,747)     (433,617)
Other operating (expenses) income, net                           (10,764)      (64,352)        5,877
                                                              ----------    ----------    ----------
Operating profit                                                 471,877       441,632       241,167
Financial (expenses) income, net                                 (20,597)      (25,595)      (47,923)
                                                              ----------    ----------    ----------
Income before income tax and equity in earnings (losses)         451,280       416,037       193,244
of associated companies
Equity in (losses) of associated companies                        (6,802)      (41,296)       (3,827)
                                                              ----------    ----------    ----------
Income before income tax and minority interest                   444,478       374,741       189,417
Recovery of income tax                                            36,783             -             -
Income tax                                                      (219,288)     (108,956)      (63,299)
Effect of currency translation on tax base                       (25,266)     (109,882)       (2,011)
                                                              ----------    ----------    ----------
Net income before minority interest                              236,707       155,903       124,107
Minority interest                                               (142,403)      (74,557)      (47,401)
                                                              ----------    ----------    ----------
NET INCOME                                                        94,304        81,346        76,706
                                                              ==========    ==========    ==========

The following table sets forth, for the periods indicated, Tenaris' operating and other costs and expenses as a percentage of net sales for the periods indicated.

                                                               YEAR ENDED DECEMBER 31,
                                                             --------------------------
Percentage of net sales                                       2002      2001      2000
-----------------------                                       ----      ----      ----
Net sales                                                    100.0%    100.0%    100.0%
Cost of sales                                                (67.4%)   (68.2%)   (71.7%)
                                                             ------    ------    ------
Gross profit                                                  32.6%     31.8%     28.3%
Selling, general and administrative expenses                 (17.6%)   (15.8%)   (18.4%)
Other operating (expenses) income, net                        (0.3%)    (2.0%)     0.2%
                                                             ------    ------    ------
Operating profit                                              14.7%     13.9%     10.2%
Financial (expenses) income, net                              (0.6%)    (0.8%)    (2.0%)
                                                             ------    ------    ------
Income before income tax and equity in earnings (losses)
of associated companies                                       14.0%     13.1%      8.2%
Equity in (losses) of associated companies                    (0.2%)    (1.3%)    (0.2%)
                                                             ------    ------    ------
Income before income tax and minority interest                13.8%     11.8%      8.0%
Recovery of income tax                                         1.1%
Income tax                                                    (6.8%)    (3.4%)    (2.7%)
Effect of currency translation on tax base                    (0.8%)    (3.5%)    (0.1%)
                                                             ------    ------    ------
Net income before minority interest                            7.4%      4.9%      5.3%
Minority interest                                             (4.4%)    (2.3%)    (2.0%)
                                                             ------    ------    ------
Net income                                                     2.9%      2.6%      3.2%
                                                             ======    ======    ======


Sales volume

The following table shows Tenaris' sales volume of seamless and welded pipe products by geographical region for the periods indicated.

Thousands of tons
YEAR ENDED DECEMBER 31,       2002        2001   INCREASE/(DECREASE)
-----------------------       ----        ----   ------------------
South America                  324         490                (34%)
North America                  401         438                 (8%)
Europe                         644         715                (10%)
Middle East & Africa           522         582                (10%)
Far East & Oceania             392         448                (13%)
                             -----       -----                ----
Total seamless pipes         2,283       2,673                (15%)
                             =====       =====                ====
WELDED PIPES                   585         432                 35%
                             -----       -----                ----
Total steel pipes            2,868       3,105                 (8%)
                             =====       =====                ====


Tenaris' sales volume of seamless pipe products decreased by 15% to 2,283,000 tons in 2002 from 2,673,000 tons in 2001. This significant decrease in sales volume primarily reflected the effects of lower levels of oil and gas drilling activity worldwide, as well as persistently lower levels of industrial production in the principal industrial regions of North America, Europe and Japan. Although oil prices remained at levels which, under typical circumstances, would have been expected to result in sustained levels of investment in oil and gas drilling, oil and gas exploration and production activity was affected by increased uncertainty over the future level of oil prices as a result of the prospect of military action against Iraq and production cutbacks established by OPEC.

Sales volume of seamless pipe products decreased in all of Tenaris' markets as a result of the contraction affecting the oil and gas and industrial sectors worldwide. Sales of seamless pipe products were further affected in South America than in the other markets as a result of the political and economic developments that affected Argentina and Venezuela, Tenaris' main South American markets.

Sales volume of welded pipe products increased by 35% to 585,000 tons in 2002 from 432,000 in 2001, reflecting a period of high demand for welded pipes in connection with South American gas pipeline projects in Ecuador, Peru and Bolivia, which more than offset reduced sales in the Argentine market.

Sales of electric energy (all in Italy) increased by 11% to 2,060 GWh in 2002 from 1,848 GWh in 2001. This 11% increase reflected an increase in volumes of electricity sold mainly as a result of the expansion of the customer base. Sales of natural gas (all in Italy) increased to 456 million scm in 2002 from 21 million scm in 2001. This increase was attributable to the inclusion of sales of natural gas for an entire year following the commencement of these sales in December 2001.

Sales of other steel products (mainly sales of Sidor's flat products by Tenaris Global Services in Europe and North America) increased by 133% to 401,000 tons in 2002 from 172,000 tons in 2001. Sales of other steel products have been discontinued following the reorganization of Tenaris Global Services as a subsidiary of Tenaris.

Net sales

Net sales in 2002 totaled USD 3,219.4 million, compared to USD 3,174.3 million in 2001. This 1.4% increase resulted from increased sales volumes for welded pipes, increased sales of electricity and natural gas, increased sales of other steel products and increased average net sales prices for seamless pipes, which offset the effect of an overall reduction in seamless pipe sales volumes.

Net sales (by business segment)

The following table shows Tenaris' net sales by business segment in terms of U.S. dollars for the periods indicated.

Millions of USD
YEAR ENDED DECEMBER 31,       2002        2001   INCREASE/(DECREASE)
-----------------------       ----        ----   -------------------
Seamless pipes               2,241.4    2,496.5                (10%)
Welded pipes                   580.0      432.6                 34%
Energy                         210.4      113.4                 86%
Others                         187.6      132.0                 42%
                             -------    -------                ---
Total                        3,219.4    3,174.3                  1%
                             =======    =======                ===

The following table indicates the distribution of Tenaris' net sales by business segment for the periods indicated.

Percentage of total net sales
YEAR ENDED DECEMBER 31,       2002        2001
-----------------------       ----        ----
Seamless pipes                 70%        79%
Welded pipes                   18%        14%
Energy                          7%         4%
Others                          6%         4%
                              ----       ----
Total                         100%       100%
                              ====       ====

Net sales of seamless pipe products in 2002 amounted to USD 2,241.4 million, compared to USD 2,496.5 million in 2001. This 10% decrease was due to a 14.6% overall reduction in sales volumes, partially offset by increased average net sales prices. Despite declining global market prices for seamless pipe products and lower prices in the Argentine market, average net sales prices for Tenaris' seamless pipe products increased as a result of higher U.S. dollar market prices in Europe; in addition, Tenaris sold a higher proportion of seamless pipes with significant value added in terms of heat treatment, finishing and services.

Net sales of welded pipe products in 2002 amounted to USD 580.0 million, compared to USD 432.6 million in 2001. This 34% increase was primarily attributable to higher sales volumes. Sales of welded pipes included sales of metal structures made by Tenaris' Brazilian welded pipe subsidiary in the amount of USD 83.5 million in 2002, compared to USD 70.5 million in 2001.

Net sales of other products and services amounted to USD 187.6 million in 2002, compared to USD 132.0 million in 2001. This 42% increase was mainly due to increased sales of other steel products by Tenaris Global Services, which amounted to USD 129.3 million in 2002, compared to USD 56.9 million in 2001. Sales of these other steel products have been discontinued following the reorganization of Tenaris Global Services as a subsidiary of Tenaris.

Net sales of energy (sales of electricity and natural gas in Italy to unaffiliated parties) totaled USD 210.4 million in 2002, compared to USD 113 million in 2001. This 86% increase reflected an increase in volumes of electricity sold, a contemporaneous increase in energy prices and the inclusion of revenues generated by sales of natural gas for an entire year following the commencement of these sales in December 2001.

Net sales (by geographical segment)

The following table shows Tenaris' net sales by region in terms of U.S. dollars for the periods indicated.

Millions of USD
YEAR ENDED DECEMBER 31,       2002        2001   INCREASE/(DECREASE)
-----------------------       ----        ----   -------------------
South America                  956.4      971.1                 (2%)
North America                  577.3      611.7                 (6%)
Europe                         829.7      680.5                 22%
Middle East & Africa           511.1      520.9                 (2%)
Far East & Oceania             344.9      390.1                (12%)
                             -------    -------                ----
Total                        3,219.4    3,174.3                  1%
                             =======    =======                ====

The following table indicates the percentage market distribution of Tenaris' net sales by region for the periods indicated.

Percentage of total net sales
YEAR ENDED DECEMBER 31,       2002        2001
-----------------------       ----        ----
South America                  30%         31%
North America                  18%         19%
Europe                         26%         21%
Middle East & Africa           16%         16%
Far East & Oceania             11%         12%
                              ----        ----
Total                         100%        100%
                              ====        ====

Net sales in South America amounted to USD 956.4 million in 2002, compared to USD 971.1 million in 2001. This 2% decrease resulted from a significant reduction in sales volumes of seamless pipe products largely offset by a significant increase in sales volumes of welded pipe products.

Net sales in North America amounted to USD 577.3 million in 2002, compared to USD 611.7 million in 2001. This 6% decrease was attributable to a reduction in sales volumes of seamless pipes, partially offset by an increase in sales of other steel products.

Net sales in Europe totaled USD 829.7 million in 2002, compared to USD 680.5 million in 2001. This 22% increase was attributable to increased sales of electricity and natural gas by Dalmine Energie, increased sales of other steel products and higher U.S. dollar sales prices for Tenaris' seamless pipe products in Europe, which more than offset a reduced sales volume of seamless pipe products.

Net sales in the Middle East and Africa totaled USD 511.1 million in 2002, compared to USD 520.9 million in 2001. This 2% decrease was the result of reduced sales volumes of seamless pipes, partially offset by higher average selling prices.

Net sales in the Far East and Oceania totaled USD 344.9 million in 2002, compared to USD 390.1 million in 2001. This 12% decrease was due to a reduction in sales volume.

Cost of sales

Cost of sales, expressed as a percentage of net sales, decreased to 67.4% for the fiscal year ended December 31, 2002, from 68.2% for the previous fiscal year. This decrease resulted from lower cost of sales for seamless and welded pipe products, partially offset by higher sales of energy products and low-margin other steel products.

Cost of sales for seamless steel pipe products, expressed as a percentage of net sales, decreased to 63.4% in 2002 from 66.6% in 2001. This improvement is explained principally by a sharply-reduced cost of sales at Tenaris' operations in Argentina, partially offset by a higher cost of sales at Tenaris' operations in Mexico and Italy. The reduced costs in Argentina reflected the effects of the substantial devaluation of the Argentine peso on those costs denominated in Argentine pesos, the effects of which were offset only in part by concurrent inflation over the period. The increased costs in Mexico were the result of higher energy and raw material costs, while the increased costs in Italy were attributable to the appreciation of the euro against the U.S. dollar.

Cost of sales for welded pipe products, expressed as a percentage of net sales, decreased to 65.4% in 2002 from 67.9% in 2001. This improvement is explained principally by higher volumes leading to lower fixed and semi-fixed costs on a per ton basis.

Cost of sales for energy products, expressed as a percentage of net sales, decreased marginally to 94.4% in 2002 from 95.1% in 2001.

Cost of sales for other products and services, expressed as a percentage of net sales, increased to 90.5% in 2002 from 76.3% in 2001. This increase was due to sharply-increased sales volumes of low-margin other steel products.

Selling, general and administrative expenses

Selling, general and administrative expenses, or SG&A, increased significantly to USD 568.1 million, or 17.6% of net sales, compared to USD 502.7 million, or 15.8% of net sales, during 2001. This increase resulted primarily from increased selling expenses at Tenaris' welded pipe operations in Brazil (a net increase of USD 55.1 million in 2002), newly-introduced exports, financial transactions and other non-income related taxes in Argentina (USD 28.3 million) and higher selling expenses associated with an increased supply of value-added services to customers, which more than offset a reduction in general and administration expenses at Tenaris' subsidiaries in Argentina following the substantial devaluation of the Argentine peso. Tenaris' increased selling expenses in Brazil were attributable to higher export sales, changes in selling conditions and costs incurred in settling a contractual claim.

Other operating income (expenses), net

Other operating income and expenses showed a net loss of USD 10.8 million in 2002, compared to a net loss of USD 64.4 million in 2001. The improvement was mainly attributable to higher other operating income and the effect of provisions recorded in respect of the BHP litigation.

Other operating income of USD 15.6 million in 2002, compared to USD 0.6 million in 2001, resulted from insurance reimbursements, gains on government securities and proceeds from the sale of warehouses.

Other operating expenses amounted to USD 26.3 million in 2002, compared to USD
64.9 million in 2001. Other operating expenses in 2001 included USD 41.1 million corresponding to a provision established at Dalmine in respect of the BHP proceedings, while other operating expenses in 2002 primarily reflected a USD
18.9 million increase in such provision.

Financial income (expenses), net

Financial results showed a net loss of USD 20.6 million in 2002, compared to a net loss of USD 25.6 million in 2001. This improvement was mainly attributable to reduced net interest expenses of USD 20.3 million in 2002, com-pared to USD
41.1 million in 2001, as a result of lower net debt.

Equity in earnings (losses) of associated companies

Tenaris' share in the results of associated companies generated a loss of USD
6.8 million in 2002, compared to a loss of USD 41.3 million in 2001. This decreased loss was primarily attributable to lower losses associated with Tenaris' investment in Amazonia (USD 7.7 million in 2002, compared to USD 31.3 million in 2001). In addition, in 2001 Tenaris disposed of its interests in Siderar and DMV Stainless, which had generated losses of USD 9.8 million in 2001.

Income tax

Tenaris recorded an income tax provision of USD 219.3 million in 2002, compared to an income tax provision of USD 109.0 million in 2001. In 2002, Tenaris also recovered USD 36.8 million in income taxes following a favorable tax judgment in a claim brought by Tenaris' main subsidiary in Mexico. The 101% increase in Tenaris' income tax provision mainly reflected the higher operating income of Tenaris' subsidiaries in Argentina as a result of the sharp reduction in their costs of sales following the devaluation of the Argentine peso and the other income arising as a result of the effect of the devaluation of the Argentine peso on the monetary position in foreign currency (including assets held in trust funds) of Tenaris' subsidiaries in Argentina.

Effect of currency translation on tax bases

In 2001, Tenaris' net income was negatively affected by a deferred tax charge of USD 109.9 million due to the effect of the devaluation of the Argentine peso on the tax bases of the non-monetary assets of its subsidiaries in Argentina. In 2002, Tenaris' net income was negatively affected by a further deferred tax charge of USD 25.3 million for the same concept. See Note 7 (II) to Tenaris' audited combined consolidated financial statements at, and for the fiscal year ended December 31, 2002.

Minority interest

Minority interest showed a loss of USD 142.4 million in 2002, compared to a loss of USD 74.6 million in 2001. This increased loss is primarily due to the improvement in the results of most of the Tenaris companies and the consequent increases in the amounts attributable to minority interests in those companies, especially in:

     o Tamsa, where minority shareholders shared USD 63.6 million of Tamsa's income in 2002, compared to USD 34.7 million in 2001;

     o Siderca, where minority shareholders shared USD 39.7 million of Siderca's income in 2002, compared to USD 25.6 million in 2001;

     o Confab, where minority shareholders shared USD 31.0 million of Confab's income in 2002, compared to USD 12.6 million of Confab's losses in 2001; and

     o Dalmine, where minority shareholders shared USD 6.4 million of Dalmine's income in 2002, compared to USD 1.4 million of Dalmine's income in 2001.

Minority interest attributable to participations in Tamsa, Siderca and Dalmine acquired in the exchange offer showed a loss of USD 99.5 million in 2002, compared to a loss of USD 54.5 million in 2001.

Net income (loss)

Tenaris recorded net income of USD 94.3 million in 2002, compared to USD 81.3 million in 2001. Net income before deduction of minority interest attributable to participations in consolidated subsidiaries acquired in the exchange offer increased to USD 193.8 million in 2002, compared to USD 135.8 million in 2001. This improvement was attributable to a variety of factors, including improved operating and financial results, reduced losses in associated companies and an income tax recovery at Tenaris' principal Mexican subsidiary. Liquidity and capital resources

Thousands of USD
                                                             YEAR ENDED DECEMBER 31,
                                                        -------------------------------
                                                          2002        2001       2000
                                                          ----        ----       ----
Net cash provided by operations                         461,436     544,228     274,195
Net cash (used in) provided by investment activities   (180,606)   (284,340)   (263,762)
Net cash (used in) provided by financing activities    (184,376)   (138,021)      6,018
                                                       --------    --------    --------
Increase (decrease) in cash and cash equivalents         96,454     121,867      16,451
Effect of exchange rate differences on cash position     (5,732)     (4,943)    (10,360)
                                                       --------    --------    --------
Cash and cash equivalents at the beginning of period    213,814      96,890      90,799
                                                       ========    ========    ========
Cash and cash equivalents at the end of period          304,536     213,814      96,890

Tenaris' cash and cash equivalents increased by USD 90.7 million to USD304.5 million from USD 213.8 million at December 31, 2001. In addition, Tenaris had investments of USD 135.8 million in trust funds established to support the operations of its subsidiaries in Argentina and Brazil. Net cash provided by operations was USD 461.4 million in 2002.

Net cash used in investing activities was USD 180.6 million during the fiscal year ended December 31, 2002. The principal uses of funds in investing activities during the period included USD 124.6 million in investments in property, plant and equipment, USD 23.0 million in investments in intangible assets, USD 32.3 million in investments in trust funds established to support Tenaris' operations in Argentina and Brazil, and USD 14.8 million in costs relating to the exchange offer completed in December 2002, partially offset by USD 14.4 million provided by sales of property, plant and equipment. Net capital expenditure (inclusive of investment in intangible assets) was USD 133.2 million, compared to a net capital expenditure of USD 183.0 million in 2001.

Net cash used in financing activities was USD 184.4 million, consisting of net repayment of bank and financial loans of USD 103.6 million and dividend payments of USD 80.8 million.

Net working capital, calculated as the excess of current assets over current liabilities, increased by USD 124.3 million reflecting an increase in trade and other receivables (USD 156.2 million) and decreases in inventories (USD 46.1 million), advances from customers (USD 32.3 million) and trade payables (USD
28.9 million).

Tenaris' debt to total assets ratio remained stable at 0.53 to 1 at December 31, 2002, compared to 0.53 to 1 at December 31, 2001.

Financing

Tenaris' consolidated financial debt at December 31, 2002, net of cost of issuance of debt, was USD 715.9 million, compared to USD 765.5 million at December 31, 2001. Of this amount, USD 288.9 million was denominated in U.S. dollars and USD 427.0 million was non-USD denominated.

Of Tenaris' debt at December 31, 2002, USD 393.7 million was short-term, and USD
322.2 million, long-term.

Of Tenaris' total consolidated financial debt, USD 641.0 million were bank borrowings with an average interest rate of 3.61%, USD 9.6 million were bank overdrafts with an average interest rate of 4.30%, USD 54.2 million were debentures and other loans with an average interest rate of 3.99%, and USD 11.6 million were finance lease liabilities with an average interest rate of 3.56%. The cost of issuance of debt amounted to 0.5 million.

Neither Tenaris nor any of its subsidiaries has any limitation on investments in property, plant and equipment or in other companies. Dividend payments and repurchase of shares are not prohibited by any event of default or covenants under any present loan agreement. At December 31, 2002, Tenaris and all of its subsidiaries were in compliance with all applicable financial and other covenants.

                                                PricewaterhouseCoopers
                                                Societe a responsabilite limitee
                                                Reviseur d'entreprises
                                                400, route d'Esch
                                                B.P. 1443
                                                L-1014 Luxembourg
                                                Telephone +352 494848-1
                                                Facsimile +352 494848-2900




                      [PRICEWATERHOUSECOOPERS LOGO]



Report of independent auditors

To the Board of Directors and Shareholders of Tenaris S.A.

In our opinion, the accompanying consolidated combined balance sheets and the related consolidated combined statements of income, of cash flow and of changes in shareholders' equity, all expressed in US dollars, present fairly, in all material respects, the financial position of Tenaris S.A. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with International Accounting Standards. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of the consolidated combined financial statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


                                                       LUXEMBOURG, MARCH 6, 2003


PRICEWATERHOUSECOOPERS
Reviseur d'entreprises
Represented by


/s/ Ian Whitecourt

Ian Whitecourt

Consolidated combined financial statements



DECEMBER 31, 2002, 2001 AND 2000

CONSOLIDATED COMBINED INCOME STATEMENT

                                                                            YEAR ENDED DECEMBER 31,
                                                                   --------------------------------------
(all amounts in USD thousands)                         NOTES          2002          2001          2000
------------------------------                         -----          ----          ----          ----
Net sales                                                1          3,219,384     3,174,299     2,361,319
Cost of sales                                            2         (2,168,594)   (2,165,568)   (1,692,412)
                                                                   ----------    ----------    ----------
Gross profit                                                        1,050,790     1,008,731       668,907
Selling, general and administrative expenses             3           (568,149)     (502,747)     (433,617)
Other operating income                                 5 (I)           15,589           585        11,690
Other operating expenses                               5 (II)         (26,353)      (64,937)       (5,813)
                                                                   ----------    ----------    ----------
Operating profit                                                      471,877       441,632       241,167
Financial income (expenses), net                       6 (I)          (11,145)      (18,417)      (39,550)
Other exchange rate differences                        6 (II)          (9,452)       (7,178)       (8,373)
                                                                   ----------    ----------    ----------
Income before income tax and equity in
earnings (losses) of associated companies                             451,280       416,037       193,244
Equity in (losses) of associated companies              11             (6,802)      (41,296)       (3,827)
                                                                   ----------    ----------    ----------
Income before income tax and minority interest                        444,478       374,741       189,417
Recovery of income tax                                 7 (I)           36,783             -             -
Income tax                                             7 (II)        (219,288)     (108,956)      (63,299)
Effect of currency translation on tax base             7 (III)        (25,266)     (109,882)       (2,011)
                                                                   ----------    ----------    ----------
Net income before minority interest                                   236,707       155,903       124,107
Minority interest (1)                                   26            (42,881)      (20,107)         (681)
                                                                   ----------    ----------    ----------
Net income before other minority interest                             193,826       135,796       123,426
Other minority interest (2)                             26            (99,522)      (54,450)      (46,720)
                                                                   ----------    ----------    ----------
Net income                                                             94,304        81,346        76,706
                                                                   ==========    ==========    ==========

Number of shares and earnings per share: see Note 8.

     (1) Minority interest represents the participation of minority shareholders of those consolidated subsidiaries not included in the exchange transaction (including Confab Industrial, NKK Tubes and Tubos de Acero de Venezuela), as well as the participation at December 31, 2002, of minority shareholders of Siderca, Dalmine and Tamsa that did not exchanged their participation.

     (2) Other minority interest represents the participation of minority shareholders attributable to the exchanged shares, since January 1, 2002 until the Exchange date.

The accompanying notes are an integral part of these consolidated combined financial statements.

CONSOLIDATED COMBINED BALANCE SHEET

                                                           DECEMBER 31, 2002           DECEMBER 31, 2001
                                                           -----------------           -----------------
(all amounts in USD thousands)                    NOTES
------------------------------                    -----
ASSETS

NON-CURRENT ASSETS
  Property, plant and equipment, net                9     1,934,237                 1,971,318
  Intangible assets, net                           10        32,684                    47,631
  Investments in associated companies              11        14,327                    27,983
  Other investments                                12       159,303                   127,202
  Deferred tax assets                              19        49,412                    24,187
  Receivables                                      13        16,902    2,206,865       20,497    2,218,818
                                                          ---------                 ---------
CURRENT ASSETS
  Inventories                                      14       680,113                   735,574
  Receivables and prepayments                      15       155,706                   124,221
  Trade receivables                                16       670,226                   545,527
  Cash and cash equivalents                        17       304,536    1,810,581      213,814    1,619,136
                                                          ---------    ---------    ---------    ---------
TOTAL ASSETS                                                           4,017,446                 3,837,954
                                                                       ---------                 ---------
EQUITY AND LIABILITIES

SHAREHOLDERS' EQUITY                                                   1,694,054                   875,401

MINORITY INTEREST                                  26                    186,783                   918,981

NON-CURRENT LIABILITIES
  Borrowings                                       18       322,205                   393,051
  Deferred tax liabilities                         19       320,753                   262,963
  Deferred tax - Effect of currency translation
  on tax base                                      19       114,826                    89,560
  Employee liabilities                             20(I)    123,023                   153,458
  Provisions                                       21(II)    33,874                    38,080
  Trade payables                                             18,650      933,331       21,547      958,659
                                                          ---------                 ---------

CURRENT LIABILITIES
  Borrowings                                       18       393,690                   372,416
  Current tax liabilities                                   161,704                    60,150
  Other liabilities                               20(II)     53,428                    80,596
  Provisions                                      22
                                                  (II)       73,953                    78,297
  Customers advances                                         37,085                    69,440
  Trade payables                                            483,418    1,203,278      424,014    1,084,913
                                                          ---------                 ---------

TOTAL LIABILITIES                                                      2,136,609                 2,043,572
                                                                       ---------                 ---------
TOTAL EQUITY AND LIABILITIES                                           4,017,446                 3,837,954
                                                                       =========                 =========

Contingencies, commitments and restrictions on the distribution of profits (Note
24).


The accompanying notes are an integral part of these consolidated combined financial statements.

CONSOLIDATED COMBINED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(ALL AMOUNTS IN USD THOUSANDS)
------------------------------
    Year ended December 31, 2000
       Balance at January 1, 2000                                   954,864
       Currency translation differences                              (7,061)
       Change in ownership in Exchange Companies                     11,617
       Dividends paid in cash                                      (110,768)
       Net income                                                    76,706
                                                                  ---------
    Balance at December 31, 2000                                    925,358
                                                                  =========
    Year ended December 31, 2001
       Balance at January 1, 2001                                   925,358
       Effect of adopting IAS 39 (Note 23)                           (1,007)
       Currency translation differences                             (10,453)
       Change in ownership in Exchange Companies                    (10,558)
       Dividends paid in cash and in kind                          (109,285)
       Net income                                                    81,346
                                                                  ---------
    Balance at December 31, 2001                                    875,401
                                                                  =========

    Year ended December 31, 2002
       Balance at January 1, 2002                                   875,401
       Currency translation differences                             (34,503)
       Change in ownership in Exchange Companies                      1,724
       Dividends paid in cash                                       (39,290)
       Effect of the Exchange transaction                           796,418
       Net income                                                    94,304
                                                                  ---------
    Balance at December 31, 2002                                  1,694,054
                                                                  =========

Shareholders' equity under International Accounting Standards at December 31, 2002 comprises the following captions:

    Share capital                                                 1,160,701
    Legal reserve                                                   116,070
    Share premium                                                   587,493
    Other distributable reserves                                    206,744
    Adjustments from Luxembourg GAAP to International
    Accounting Standards                                           (376,954)
                                                                  ---------
    Total shareholders' equity                                    1,694,054
                                                                  =========

The shareholders equity in accordance with Luxembourg regulations is disclose in
Note 24 (viii).

Dividends may be paid by Tenaris to the extent distributable retained earnings calculated in accordance with Luxembourg GAAP exist. Therefore, retained earnings included in the consolidated combined financial statements may not be wholly distributable. See Note 24 (viii).


The accompanying notes are an integral part of these consolidated combined financial statements.

CONSOLIDATED COMBINED CASH FLOW STATEMENT

                                                                                       Year ended December 31,
                                                                                 ------------------------------------
(all amounts in USD thousands)                                    NOTES            2002          2001          2000
------------------------------                                    -----            ----          ----          ----
CASH FLOWS FROM OPERATING ACTIVITIES

Net income                                                                         94,304        81,346        76,706

Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation of property, plant and equipment                   9             160,958       148,939       148,640
    Amortization of intangible assets                               10             15,357        12,771         8,003
    Provision from BHP Proceedings                                5 (II)           18,923        41,061             -
    Equity in losses of associated companies                        11              6,802        41,296         3,827

    Minority interest in net loss of subsidiaries                   26            142,403        74,557        47,401
    Allowance for doubtful accounts                               22 (I)            2,287         5,372         4,905
    Allowance for receivables                                     22 (I)            1,334        13,617         4,564
    Provision for legal claims and contingencies and
     restructuring-non current                                   21 (II)            4,307        12,113         5,119
    Provision for obsolescence                                    22 (I)           19,042         6,985         3,963
    Provision-current                                            22 (II)            8,122         7,666             -
    Income tax                                                    7 (II)          219,288       108,956        63,299
    Effect of currency translation on tax base                    7 (II)           25,266       109,882         2,011
    Interest expenses                                               6              34,480        43,676        36,148

Decrease (increase) in assets (A)
    Trade receivables                                                            (126,986)      (40,045)      (34,063)
    Inventories                                                                    46,074       (61,049)     (129,330)
    Receivables                                                                   (29,224)       17,622        10,583
    Dividends received from associated companies                                        -             -         1,489

Increase (decrease) in liabilities and others (A)
    Trade payables and others                                                     (28,934)       11,282       159,013
    Customer advances                                                             (32,355)       53,587        (9,309)
    Provisions                                                                    (22,228)       (5,187)      (15,079)
    Payment to BHP related to interim damages                                     (22,485)            -             -
    Currency translations adjustments                                              24,477       (36,311)      (13,041)
                                                                                 --------       -------      --------
Cash provided by operations                                                       561,212       648,136       374,849
                                                                                 --------       -------      --------
Carried forward                                                                   561,212       648,136       374,849
                                                                                 ========       =======      ========

(A) Includes the effect the fair value of net assets and liabilities acquired on the exchange transaction.

                                                                                       Year ended December 31,
                                                                                 ------------------------------------
(all amounts in USD thousands)                                    NOTES            2002          2001          2000
------------------------------                                    -----            ----          ----          ----
Brought forward                                                                   561,212       648,136       374,849
                                                                                 --------       -------      --------
Income tax paid                                                                   (70,076)      (69,648)      (61,093)
Interest paid                                                                     (29,700)      (34,260)      (39,561)
                                                                                 --------       -------      --------
NET CASH PROVIDED BY OPERATIONS                                                   461,436       544,228       274,195
                                                                                 ========       =======      ========

CASH FLOWS FROM INVESTMENT ACTIVITIES
Additions of property, plant and equipment                           9           (124,605)     (200,011)     (225,851)
Proceeds from disposition of property, plant and equipment           9             14,427        39,893        26,385
Additions of intangible assets                                       10           (22,972)      (22,838)      (39,458)
Cost of exchange offer                                                            (14,787)            -             -
Acquisitions of investments in associated companies                  11              (320)            -       (28,592)
Proceeds from sales of investments in associated companies           11                 -         2,054             -
Proceeds from sales of investments under cost method                                    -             -         3,754
Changes in trust fund                                                             (32,349)     (103,438)            -
                                                                                 --------       -------      --------
NET CASH USED IN INVESTMENT ACTIVITIES                                           (180,606)     (284,340)     (263,762)
                                                                                 ========       =======      ========

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid to Minority interest                                   26           (41,484)      (46,622)     (103,347)
Dividends paid in cash                                                            (39,290)      (66,090)     (110,768)
Change in ownership in Exchange Companies                                               -       (10,558)       11,617
Proceeds from borrowings                                                          425,268       253,071       450,664
Repayments of borrowings                                                         (528,870)     (267,822)     (242,148)
                                                                                 --------       -------      --------
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES                              (184,376)     (138,021)        6,018
                                                                                 ========       =======      ========

INCREASE IN CASH AND CASH EQUIVALENTS                                              96,454       121,867        16,451

MOVEMENT IN CASH AND CASH EQUIVALENTS
At beginning of year                                                 17           213,814        96,890        90,799
Effect of exchange rate changes on cash and cash equivalents                       (5,732)       (4,943)      (10,360)
Increase                                                                           96,454       121,867        16,451
                                                                                 --------       -------      --------
At December 31,                                                      17           304,536       213,814        96,890
                                                                                 ========       =======      ========
NON-CASH FINANCING ACTIVITY:
Common stock issued in acquisition of minority interest                          796,418             -             -
Dividends paid in kind to majority shareholders
 (shares of Siderar)                                                                   -        43,195             -
Dividends paid in kind to minority interest
 (shares of Siderar)                                                                   -        17,497             -

The accompanying notes are an integral part of these consolidated combined financial statements.

ACCOUNTING POLICIES


              INDEX TO ACCOUNTING POLICIES


    A    Business of the Company and basis of presentation
    B    Group accounting
    C    Foreign currency translation
    D    Property, plant and equipment
    E    Impairment
    F    Intangible assets
    G    Other investments
    H    Inventories
    I    Trade receivables
    J    Cash and cash equivalents
    K    Shareholders' equity
    L    Borrowings
    M    Deferred income taxes
    N    Employee liabilities
    O    Provisions
    P    Revenue recognition
    Q    Cost of sales and expenses
    R    Earnings per share
    S    Financial instruments
    T    Segment information

ACCOUNTING POLICIES

     The following is a summary of the principal accounting policies followed in the preparation of these consolidated combined financial statements:

A    BUSINESS OF THE COMPANY AND BASIS OF PRESENTATION

(1)  Business of the Company

Tenaris S.A. (the "Company"), a Luxembourg corporation, was incorporated on December 17, 2001, to hold investments in steel pipe manufacturing and distributing companies.

Upon Tenaris incorporation in December 2001, the Company issued 30,107 shares, all of them held by Sidertubes S.A. ("Sidertubes"). On October 18, 2002, the parent company Sidertubes S.A. ("Sidertubes") contributed all of its assets to the Company in exchange for shares of Tenaris. The assets of Sidertubes contributed to the Company included the shares that Sidertubes held directly or indirectly in Siderca S.A.I.C. ("Siderca") (71.17%), Tubos de Acero de Mexico S.A. ("Tamsa") (6.94%), Dalmine S.p.A. ("Dalmine") (0.22%) and Abeluz S.A., a company to be renamed as Tenaris Global Services S.A. ("Tenaris Global Services") (100%). Siderca held an additional 43.83% of Tamsa, an additional 47.00% of Dalmine, an additional 73.00% of Metalmecanica and an additional 48.00% of Metalcentro. Tenaris issued 710,747,090 shares in exchange for the contribution and 30,010 shares were cancelled.

On November 11, 2002 Tenaris announced the commencement of its offer to exchange its ordinary shares and ADSs for all outstanding Class A ordinary shares and ADSs of Siderca, all outstanding common shares and ADSs of Tamsa and all outstanding ordinary shares of Dalmine. The exchange offer was concluded successfully on December 13, 2002. As a result of the transaction, the Company acquired 27.94% of Siderca shares and ADSs, 43.73% of Tamsa shares and ADSs and 41.19% of Dalmine shares. Therefore, after the conclusion of the exchange offer, Tenaris holds directly or indirectly 99.11%, 94.50% and 88.41% of the share capital of Siderca, Tamsa and Dalmine, respectively.

As a consideration of the exchange transaction, Tenaris issued 449,953,607 common shares, accordingly, Tenaris has a total of 1,160,700,794 shares issued and outstanding, with 61.23% held by Sidertubes, and 38.77% held by the public. Since December 16, 2002, Tenaris ordinary shares started trading in the Buenos Aires, Mexican and Italian stock exchanges and its ADSs in the New York Stock Exchange under the symbol TS.

As a result of Tenaris' new ownership level in Siderca and Tamsa, in accordance with Argentine and Mexican laws, Tenaris is entitled, and may also be required, to make further offers to the investors that did not exchange their shares. Additionally, Tenaris has committed with Borsa Italiana to take steps aimed at causing the delisting of Dalmine within the next 12 months.

On February 21, 2003, Tenaris announced a plan for the acquisition of remaining minority interests (0.89%) in Siderca for six Argentine pesos (ARP6.00) per Siderca share or sixty Argentine pesos (ARP60.00) per Siderca ADS. Tenaris will not consummate the compulsory acquisition of Siderca shares and ADSs until it obtains the approval of the Argentine securities regulators.

(2)  Basis of presentation of the consolidated combined financial statements

The consolidated combined financial statements have been prepared in accordance with International Accounting Standards ("IAS") adopted by the International Accounting Standards Board ("IASB") and interpretations issued by the Standing Interpretations Committee ("SIC") of the IASB. The consolidated combined financial statements are presented in thousands of U.S. dollars ("USD").

At December 31, 2002 the financial statements of Tenaris and its subsidiaries have been consolidated. For comparative purposes, and as Siderca, Dalmine, Tamsa and Tenaris Global Services were under the common control of Sidertubes until October 18, 2002 their consolidated financial statements have been retroactively combined with those of the Company and presented as one company ("Tenaris") in these consolidated combined financial statements for the period ended October 18, 2002 and for the years ended December 31, 2001 and 2000. The percentages of ownership and voting rights considered in the preparation of these consolidated combined financial statements correspond to those of the parent company at those period/years end. The percentage of ownership and voting rights considered in the preparation of the consolidated financial statements correspond to those of Tenaris as from October 18, 2002 and as at December 31, 2002.

The assets and liabilities of Siderca, Dalmine, Tamsa and Tenaris Global Services at December 31, 2001 have been accounted for at the relevant predecessor's cost, reflecting the carrying amount of such assets and liabilities contributed to the Company. Accordingly, the consolidated combined financial statements include the financial statements of Siderca, Dalmine, Tamsa and Tenaris Global Services at historical book values on a carryover basis as though the contribution had taken place on January 1, 2000, and no adjustment has been made to reflect fair values at the time of the contribution. As explained in Note B (1), at December 31, 2002 assets and liabilities have been adjusted for the effect of the purchase method of accounting applied to the exchange transaction.

Dalmine and Tamsa were consolidated due to the control exercised by Sidertubes through the appointment of the majority of the directors and key management even in those years when Sidertubes did not own more than 50% of the voting rights.

Certain reclassifications of balances and elimination of all material intercompany transactions and balances between the Company and the other companies and their respective subsidiaries have been made.

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

The preparation of financial statements requires management to make estimates and assumptions regarding the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the balance sheet dates, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

 B     GROUP ACCOUNTING

(1)  Subsidiary companies

These consolidated combined financial statements include the financial statements of Tenaris' subsidiary companies. Subsidiary companies are those entities in which Tenaris has an interest of more than 50% of the voting rights or otherwise has the power to exercise control over the operations.

Subsidiaries are consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill.

As explained in Note A (1), on December 13, 2002 the Company acquired additional interests in Siderca, Tamsa and Dalmine. This acquisition was accounted for under the purchase method mentioned above. The acquisition cost was determined on the basis of the opening price of Tenaris shares on its first day on the trading market, December 16, 2002, and the exchange relationship of each of Siderca, Tamsa and Dalmine proposed in the exchange offer. The acquisition costs amounted to USD457.3 million for Siderca, USD278.9 million for Tamsa and USD75.1 million for Dalmine and include the cost of the issuance of Tenaris shares. As a result of the purchase method of accounting, a goodwill of USD100.1 million was determined for the acquisition of the additional interest in Siderca and negative goodwill amounting to USD67.1 million and USD38.2 million was determined for the acquisition of the additional interest of Tamsa and Dalmine, respectively.

All intercompany transactions, balances and unrealised results on transactions between Tenaris' subsidiaries are eliminated, to the extent of Tenaris' interest in those subsidiary companies. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by Tenaris.

See Note 29 for the list of the consolidated subsidiaries.

(2)  Associated companies

Investments in associated companies are accounted for by the equity method of accounting. Associated companies are companies in which Tenaris owns between 20% and 50% of the voting rights or over which Tenaris has significant influence, but does not have control (see Note B (1)). Unrealised results on transactions between Tenaris and its associated companies are eliminated to the extent of Tenaris' interest in the associated companies.

Tenaris' investments in shares of Consorcio Siderurgia Amazonia Ltd. ("Amazonia") (14.11% during the years ended December 31, 2002, 2001 and 2000) and Siderar S.A.I.C. (10.71% until November 27, 2001) were also accounted for under the equity method as Tenaris has significant influence in Amazonia.

Management periodically evaluates the carrying value of its investments in associated companies for impairment. The carrying value of these investments is considered impaired when a permanent decrease in the value of the investments has occurred.

See Note 11 for the list of principal associated companies.

CFOREIGN CURRENCY TRANSLATION

(1) Translation of financial statements in currencies other than the U.S. Dollar; measurement currencies SIC-19 states that the measurement currency should provide information about the enterprise that is useful and reflects the economic substance of the underlying events and circumstances relevant to the enterprise.

The measurement currency of Tenaris is the U.S. dollar. Although the Company is located in Luxembourg, Tenaris operates in several countries with different currencies. The U.S. dollar is the currency that better reflects the economic substance of the underlying events and circumstances relevant to Tenaris as a whole. Generally, the measurement currencies of the main companies in these financial statements are the respective local currencies. In the case of Siderca, however, the measurement currency is the U.S. dollar, because:

- Siderca is located in Argentina and its local currency is affected by recurring severe economic crisis

- sales are denominated and settled in U.S. dollars or, if in a currency other than the U.S. dollar, the price is sensitive to movements in the exchange rate with the U.S. dollar;

- purchases of critical raw materials are financed in U.S. dollars generated by financing or operating activities;

- most of the net financial assets and liabilities are mainly obtained and retained in U.S. dollars.

Income statements of subsidiary companies stated in currencies other than the U.S. dollar are translated into U.S. dollars at the weighted average exchange rates for the year, while balance sheets are translated at the exchange rates at December 31. Translation differences are recognized in shareholders' equity. Upon sale or other disposition of any such subsidiary, any accumulated translation differences are recognized in the income statement as part of the gain or loss on sale.

In the case of Tamsa, which reported in the currency of a hyperinflationary economy until December 31, 1998, the financial statements up to that date were restated in constant local currency in accordance with IAS 29.

(2)  Transactions in currencies other than the measurement currency

Transactions in currencies other than the measurement currency are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Net foreign exchange transaction gains/losses of subsidiaries with a measurement currency different from the USD have been disclosed in the Consolidated Combined Income Statement under the caption "Other exchange rate differences".

D    PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recognized at historical acquisition or construction cost. Land and buildings comprise mainly factories and offices and are shown at historical cost less depreciation. In the case of business acquisitions proper consideration to the fair value of the assets has been given as explained in Note B(1).

Major overhaul and rebuilding expenditure that improve the condition of an asset beyond its original condition is capitalized as property, plant and equipment and depreciated over the useful life of the related assets.

Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the period in which they are incurred.

Special maintenance expenses incurred to maintain the production capacity of the industrial facilities are recorded as deferred expenses when incurred and amortized over a period of 12 to 24 months, which corresponds to the period in which the benefits of the maintenance are expected to be realized.

Interest relating to the financing of relevant construction in progress is capitalized based upon long-term debt related interest expense incurred in connection with such construction in progress during the period of time that is required to complete and prepare the asset for its intended use.

Depreciation is calculated using the straight-line method to amortize the cost of each asset to its residual values over its estimated useful life as follows:

         Land                                           No Depreciation
         Buildings and improvements                     30-50 years
         Plant and production equipment                 10-20 years
         Vehicles, furniture and fixtures
         and other equipment                            4-10 years

Restricted tangible assets in Dalmine with a net book value at December 31, 2002 of USD 4.5 million are assets that will be returned to the Italian government authorities upon expiration of the underlying contract. These assets are depreciated over the shorter of their estimated useful economic lives and the period of contract.

In all cases where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. However, management considers that there has been no impairment in the carrying value of property, plant and equipment.

E    IMPAIRMENT

Circumstances affecting the recoverability of tangible and intangible assets may change. If this happens, the recoverable amount of the relevant assets is estimated. The recoverable amount is determined as the higher of the asset's net selling price and the present value of the estimated future cash flows. If the recoverable amount of the asset has dropped below its carrying amount the asset is written down immediately to its recoverable amount.

No impairment provision were recorded, other than the investment in Amazonia (see Note 11).

F    INTANGIBLE ASSETS

(1)  Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Tenaris' participation in the acquired company's net assets at the acquisition date. Goodwill is amortized using the straight-line method over its estimated useful life, not exceeding 20 years. Amortization is included in cost of sales.

Goodwill and fair value adjustments arising in connection with acquisitions of a foreign entity are treated as measurement currency assets and liabilities of the acquiring entity.

(2)  Negative goodwill

Negative goodwill represents the excess of the fair values of Tenaris' participation in the acquired company's net assets at the acquisition date over the acquisition cost. Negative goodwill is recognized as income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable assets. This income is included in cost of sales.

(3)  Information system projects

Generally, costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. However, costs directly related to development, acquisition and implementation of information systems are recognized as intangible assets if they have a probable economic benefit exceeding the cost beyond one year.

Information system projects recognized as assets is amortized using the straight-line method over their useful lives, not exceeding a period of 3 years.

(4)  Research and development

Research expenditures are recognized as expenses as incurred. In accordance with IAS 38, development costs during the years ended on December 31, 2002, 2001 and 2000, were charged to income as incurred because they did not fulfil the criteria for capitalization.

(5)  Licences and patents

Expenditures on acquired patents, trademarks, technology transfer and licenses are capitalized and amortized using the straight-line method over their useful lives, but not exceeding 20 years.

G    OTHER INVESTMENTS

On January 1, 2001 Tenaris adopted IAS 39-Financial Instruments: Recognition and Measurement. The total impact on shareholders' equity on that date amounted to a loss of USD1,007 thousand.

Under IAS 39, investments have to be classified into the following categories: held-to-maturity, trading, or available-for-sale, depending on the purpose for acquiring the investments. Investment that do not fulfil the specific requirements of IAS 39 for trading or held-to-maturity categories have to be included as "available-for-sale". All the investments of Tenaris, as explained in Financial risk management section, are currently classified as available-for-sale in non-current assets, because they do not meet the criteria established by IAS 39 for classification as held for trading or held to maturity.

Siderca, Siat and Confab have placed financial resources within trusts whose objective is exclusively to ensure that the financial needs for normal development of their operations are met. The funds mainly comprise time deposits and commercial papers. The trust agreements expire on December, 2004.

Investments in companies for which fair values cannot be measured reliably are reported at cost less impairment.

All purchases and sales of investments are recognized on the trade date, not significantly different from the settlement date, which is the date that Tenaris commits to purchase or sell the investment. Costs include transaction costs.

Subsequent to their acquisition, available-for-sale investments are carried at fair value. Realized and unrealised gains and losses arising from changes in the fair value in those investments are included in the income statement for the period in which they arise.

H    INVENTORIES

Inventories are stated at the lower of cost and net realizable value (calculated principally using the average cost method). The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and related production overheads including amortization. Net realizable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses. In the case of business acquisitions proper consideration to the fair value of the assets has been given as explained in Note B(1).

An allowance for obsolescence or slow-moving inventory is made based on the management's analysis of inventory levels and future sales forecasts.

Goods in transit at year-end are valued at supplier invoice cost.

I    TRADE RECEIVABLES

Trade receivables are carried at original invoice amount less an estimate made for doubtful receivables.

The allowance for doubtful accounts is recognized when, based on current information and events, it is probable that the company will be unable to collect all amounts due according to the terms of the agreement.

Tenaris specifically analyses accounts receivable and historical bad debts, customer concentrations, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts.

J    CASH AND CASH EQUIVALENTS

Cash and cash equivalents are carried in the balance sheet at cost. Highly liquid short-term securities are carried at fair market value.

For the purposes of the cash flow statement, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (original maturity of less than 90 days).

In the balance sheet, bank overdrafts are included in borrowings in current liabilities.

K    SHAREHOLDERS' EQUITY

(1)  Basis of combination

The consolidated combined statement of changes in shareholders' equity was prepared based on the following:

o Currency translation differences due to the translation of the financial statements in currencies of the combined consolidated companies are shown in a separate line;

o Changes in ownership in Exchange Companies comprises the net increase or decrease in the percentage of ownership that Sidertubes owned in these companies;

o Dividends paid include the dividends paid by Siderca, Tamsa, Dalmine or Tenaris Global Services to Sidertubes prior to the contribution of Sidertubes' assets to the Company, as if they had been paid by Tenaris to Sidertubes, as well as the dividends effectively paid by Tenaris to its shareholders.

(2)   Dividends

Dividends are recorded in Tenaris financial statements in the period in which they are approved by Tenaris shareholders, or when decided interim dividends by the Board of Directors in accordance to the authority given to them by the by-laws of the Company.

On August 27, 2002 the Board of Directors approved the payment of an interim dividend of USD 9,270 thousand.

Dividends may be paid by Tenaris to the extent distributable retained earnings calculated in accordance with Luxembourg GAAP exist. Therefore, retained earnings included in the consolidated combined financial statements may not be wholly distributable. See Note 24 (viii).

L    BORROWINGS

Borrowings are recognized initially for an amount equal to the proceeds received net of transaction costs. In subsequent periods, borrowings are stated at amortized cost; any difference between proceeds and the redemption value is recognized in the income statement over the period of the borrowings.

M    DEFERRED INCOME TAXES

Under present Luxembourg law, so long as the Company maintains its status as a holding company, no income tax, withholding tax (including with respect to dividends), or capital gain tax is payable in Luxembourg by the Company.

The current income tax charge is calculated on the basis of the tax laws existing in the countries in which Tenaris "subsidiaries" operate.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from the effect of currency translation on tax base, depreciation on property, plant and equipment, inventories valuation and provisions for pensions; and, in relation to acquisitions, on the difference between the fair values of the net assets acquired and their tax base. Deferred income tax provisions are determined based on tax rates in effect at the balance sheet date.

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available to utilize those temporary differences recognized as deferred tax assets against such income.

N    EMPLOYEE LIABILITIES

(1)  Employees' statutory profit sharing

Under Mexican law, Tenaris' Mexican subsidiary companies are required to pay an annual benefit to their employees, which is calculated on the basis of the performance of each company. Employees' statutory profit sharing is provided under the liability method. Temporary differences arise between the "statutory" bases of assets and liabilities used in the determination of the profit sharing and their carrying amounts in the financial statements.

(2)  Employees' severance indemnity

This provision comprises the liability accrued on behalf of Dalmine and Tamsa employees at the balance sheet date in accordance with current legislation and the labor contracts in effect in the respective countries.

Employees' severance indemnity costs are assessed using the projected unit credit method: the cost of providing this obligation is charged to the income statement over the service lives of employees in accordance with the advice of the actuaries. This provision is measured at the present value of the estimated future cash outflows using applicable interest rates.

(3)  Pension obligations

Siderca implemented a defined benefit employee retirement plan for Siderca's and certain other officers throughout the world on August 1, 1995. The plan is designed to provide retirement, termination, and other benefits to those officers. Under certain circumstances the plan can be modified or discontinued by the company. In such cases, beneficiaries would still have rights under the plan, but only according to the benefits accrued up to the date when the modification or interruption has occurred. Siderca is accumulating assets for the ultimate payment on those benefits in the form of investments that carry time limitation for their redemption. These investments amounted to USD9,397 thousand and USD9,095 thousand at December 31, 2002 and December 31, 2001 respectively. Siderca may use the investments for other purposes. If Siderca redeems or makes use of such investments prior to defined dates and for purposes other than the payment of the above mentioned benefit, amounts invested will be subject to penalties. The investments are not part of a particular plan nor segregated from Siderca's other assets. Due to these conditions, the plan is classified as "unfunded" under International Accounting Standards definition.

Retirement cost are assessed using the project unit credit method: the cost of providing retirement benefits is charged to the income statements over the services lives of employees, based on actuarial calculations. This provision is measured at the present value of the estimated future cash outflows using applicable interest rate. Actuarial gains and losses are recognized over the average remaining services lives of employees.

The prior service cost at the inception of the plan has been amortized based on the projected years to retirement for each of the initial employees, as from August 1, 1995. Siderca amortizes the prior service cost each of new participant over the remaining vesting period, as from the date they are included in the plan.

Periodically, Siderca revises its assumptions regarding discount rate and rate of compensation increase. As of December 31, 2002, this revision generated an actuarial gain. When the accumulated amount of actuarial gains and losses exceeds 10% of the Benefit Obligation, only the excess over the 10% is recognized as profit or loss over the services lives of employees. During the year ended on December 31, 2002 Tenaris recognized a gain of USD511 thousand.

Benefits provided by the plan are in U.S. Dollars, but depend on a three-year or seven years salary average (the better option for the beneficiary) if the event of retirement happened between January 1, 2002 and December 31, 2003 and, after this date, the benefits of the plan depend on a seven-year salary average, in the currency of the country where the relevant company is established.

(4)  Other compensation obligations

Employee entitlements to annual leave and long-service leave is accrued as earned.

Other length of service based compensation to employees in the event of dismissal or death is charged to income in the year in which it becomes payable.

O    PROVISIONS

Provisions are accrued when there is reasonably certainty that the expenses will be incurred but uncertainty relating to the amount or the date on which they will arise. Accruals for such liabilities reflect a reasonable estimate of the expenses to be incurred based on information available as of the date of preparation of the financial statements. If Tenaris expects a provision to be reimbursed (for example under an insurance contract), and the reimbursement is virtually certain, the reimbursement is recognized as an asset.

Tenaris has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor and other matters. Unless otherwise specified, Tenaris accrues liabilities when it is probable that future cost could be incurred and that cost can be reasonably estimated. Generally, accruals are based on developments to date, Tenaris' estimates of the outcomes of these matters and Tenaris' legal advisers in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there will be changes in the estimates of future costs, which could have a material effect on Tenaris' future results of operations and financial conditions or liquidity.

(1)  Legal claims and contingencies

From time to time, Tenaris is involved in litigation arising in the ordinary course of business (exception made of the litigation with the consortium led by BHP -see Note 24 (i) -. This provision covers reasonably the risk of legal claims and other contingencies.

(2)  Restructuring

Restructuring provisions mainly comprise employee termination benefits which are recognized only when Tenaris has a constructive obligation to effect a restructuring plan, generally occurs when an agreement has been reached with employee representatives on the terms of redundancy and the number of employees affected or after individual employees have been advised of the specific terms.

P    REVENUE RECOGNITION

Revenues are recognized as sales when revenue is earned and is realized or realizable. This includes satisfying the following criteria: the arrangement with the customer is evident, usually through the receipt of a purchase order; the sales price is fixed or determinable; delivery has occurred, which may include delivery to the customer storage warehouse location at one of the Company's subsidiaries; and collectibility is reasonably assured.

Other revenues earned by Tenaris are recognized on the following bases:

- Interest income: on an effective yield basis.

- Dividend income from investments in companies under cost method: when Tenaris' right to receive collection is established.

Q    COST OF SALES AND EXPENSES

Under the accrual basis of accounting, cost of sales and expenses are recognized in the income statement on the basis of a direct association to the earning of specific item of income.

Tax reimbursements on exports are treated as a reduction of tax expenses, included in Cost of Sales.

R    EARNINGS PER SHARE

Earnings per share are calculated by dividing the net income attributable to shareholders by the daily weighted average number of ordinary shares issued during the year. See Note 8.

S    FINANCIAL INSTRUMENTS

Tenaris adopted IAS 39 - Financial Instruments: Recognition and Measurement, on January 1, 2001. The financial effects of adopting IAS 39 are explained in Note 23.

Information about accounting for derivative financial instruments and hedging activities is included within the section "Financial risk management" below.

T    SEGMENT INFORMATION

Business segments provide products or services that are subject to risks and returns that are different from those of other business segments. Geographical segments provide products or services within a particular economic environment that is subject to risks and returns that are different from those of components operating in other economic environments.

FINANCIAL RISK MANAGEMENT

(1)   FINANCIAL RISK FACTORS

Tenaris' activities expose it to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates. The overall risk management program of the Tenaris's subsidiaries focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on Tenaris' financial performance, using derivative financial instruments, such as foreign exchange contracts and interest rate swaps, to hedge certain exposures.

Risk management is carried out by treasury departments in Tenaris' subsidiaries and associated companies. The treasury departments identify, evaluate and hedge financial risks in close cooperation with the operating units.

(i)  Foreign exchange rate risk

Tenaris operates internationally and is exposed to foreign exchange rate risk arising from various currency exposures. Certain Tenaris's subsidiaries use forward contracts in certain occasions to hedge their exposure to exchange rate risk.

Management at the Tenaris's subsidiaries decides, case by case and based on actual sales and purchases orders, the mechanism to be used in order to hedge primarily to U.S. Dollars.

Tenaris has a number of investments in subsidiaries whose financial statements are stated in currencies other than the U.S. dollar. The net assets of those subsidiaries are exposed to foreign exchange rate risk. Generally, management sets a policy to hedge to U.S. dollars the net current receivables and liabilities of those subsidiaries.

(ii) Interest rate risk

Tenaris' income and operating cash flows are substantially independent from changes in market interest rates. The Tenaris's subsidiaries generally borrow at variable rates and, in some cases (such as in the case of Dalmine) use interest rate swaps for long term debts as a hedge of future interest payments, converting borrowings from floating rates to fixed rates.

(iii) Concentration of credit risk

Tenaris has no significant concentrations of credit risk. No single customer accounts for more than ten percent of Tenaris' sales.

The Tenaris' subsidiaries have policies in place to ensure that sales of products and services are made to customers with an appropriate credit history, or using credit insurance, letters of credit and other instruments to reduce credit risk whenever deemed necessary, and maintain allowances for potential credit losses.

Derivative counter parties and cash transactions are limited to high credit quality financial institutions.

(iv) Liquidity risk

Prudent liquidity risk management recommends maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, Tenaris aims at maintaining flexibility in funding by keeping committed credit lines available and a trust fund as explained in Note G.

(2)  ACCOUNTING FOR DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently marked to market unless they qualify for hedge accounting. Tenaris does not hedge its net investments in foreign entities.

Derivative transactions and other financial instruments, while providing economic hedges under risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement.

The fair values of derivative instruments are disclosed in Note 23.

(3)  FAIR VALUE ESTIMATION

The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

The face values less any estimated credit adjustments for financial assets and liabilities with a maturity of less than one year is estimated to approximate their fair values.

The fair value of investments classified as non-current available for sale investments (such as the trust fund) is based on quoted market price.

In assessing the fair value of non-traded derivatives and other financial instruments, Tenaris uses a variety of method, such as option pricing models and estimated discounted value of future cash flows, and makes assumptions that are based on market conditions existing at each balance sheet date.

The fair value of the forward contracts is estimated based on forwards exchange market rates at year-end.

The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows.

The fair value of option contracts are estimated based on appropriate valuation models, such as Black-Scholes and other methods.

NOTES TO THE CONSOLIDATED COMBINED FINANCIAL STATEMENTS

       INDEX TO THE NOTES TO THE CONSOLIDATED COMBINED FINANCIAL STATEMENTS


 1    Segment information
 2    Cost of sales
 3    Selling, general and administrative expenses
 4    Labor costs
 5    Other operating items
 6    Financial income (expenses), net
 7    Tax charge
 8    Earnings per share
 9    Property, plant and equipment, net
 10   Intangible assets, net
 11   Investments in associated companies
 12   Other investments
 13   Receivables
 14   Inventories
 15   Receivables and prepayments
 16   Trade receivables
 17   Cash and cash equivalents
 18   Borrowings
 19   Deferred income taxes
 20   Employee liabilities and other liabilities
 21   Non-current provisions
 22   Current provisions
 23   Financial instruments
 24   Contingencies, commitments and restrictions on the distribution of profits
 25   Ordinary shares and share premium
 26   Minority interest
 27   Acquisitions
 28   Related party transactions
 29   Principal subsidiaries
 30   Post balance sheet events

NOTES TO THE CONSOLIDATED COMBINED FINANCIAL STATEMENTS (ALL AMOUNTS ARE SHOWN IN USD THOUSANDS, UNLESS OTHERWISE STATED)

1   SEGMENT INFORMATION

    PRIMARY REPORTING FORMAT - BUSINESS SEGMENTS

                                                       WELDED AND
                                                         OTHER
                                                        METALLIC
                                           SEAMLESS     PRODUCTS        ENERGY       OTHERS     UNALLOCATED    TOTAL
                                          ----------   ----------      --------     --------    -----------    -----
        YEAR ENDED DECEMBER 31, 2002

        Net sales                          2,241,362      580,001       210,415      187,606             -    3,219,384
        Cost of sales                     (1,420,629)    (379,384)     (198,727)    (169,854)            -   (2,168,594)
                                          ----------     --------      --------     --------       -------   ----------
        Gross profit                         820,733      200,617        11,688       17,752             -    1,050,790

        Segment assets                     3,273,969      354,069        41,155      135,212       213,041    4,017,446
        Segment liabilities                1,368,716      212,689        49,909       69,716       435,579    2,136,609

        Capital expenditure                  108,547       27,053         5,623        6,354             -      147,577
        Depreciation and amortization        162,120        7,668         2,768        3,759             -      176,315

        YEAR ENDED DECEMBER 31, 2001

        Net sales                          2,496,479      432,647       113,140      132,033             -    3,174,299
        Cost of sales                     (1,663,385)    (293,938)     (107,552)    (100,693)            -   (2,165,568)
                                          ----------     --------      --------     --------       -------   ----------
        Gross profit                         833,094      138,709         5,588       31,340             -    1,008,731

        Segment assets                     3,057,316      445,401        45,007       97,715       192,515    3,837,954
        Segment liabilities                1,356,849      214,173        39,119       80,908       352,523    2,043,572

        Capital expenditure                  201,452       16,749         3,391        1,257             -      222,849
        Depreciation and amortization        155,145        3,717         1,539        1,309             -      161,710

        YEAR ENDED DECEMBER 31, 2000

        Net sales                          1,991,897      208,982        58,720      101,720             -    2,361,319
        Cost of sales                     (1,394,049)    (169,721)      (50,126)     (78,516)            -   (1,692,412)
                                          ----------     --------      --------     --------       -------   ----------
        Gross profit                         597,848       39,261         8,594       23,204             -      668,907

        Segment assets                     3,095,737      318,428        27,402       92,036       110,934    3,644,537
        Segment liabilities                1,305,058      115,428        21,107       65,027       292,849    1,799,469

        Capital expenditure                  245,213       11,586         4,306        4,204             -      265,309
        Depreciation and amortization        147,533        6,502         1,443        1,165             -      156,643

      Tenaris' main business segment is the manufacture of seamless pipes.

      Intersegment net sales from "Energy" to "Seamless" amounted to USD50,021, USD37,067 and USD7,552 in 2002, 2001 and 2000, respectively. Intersegment net sales from "Welded" to "Seamless" amounted to USD 4,577 in 2002. Intersegment net sales from "Other" to "Seamless" amounted to USD 22,269, USD 34,934 and USD 40,542 in 2002, 2001 and 2000, respectively.
      Intersegment net sales from "Other" to "Welded" amounted to USD 141 in 2002.

    SECONDARY REPORTING FORMAT - GEOGRAPHICAL SEGMENTS

                                                        YEAR ENDED DECEMBER 31, 2002
                         --------------------------------------------------------------------------------------------
                            SOUTH                     NORTH      MIDDLE EAST    FAR EAST
                           AMERICA       EUROPE      AMERICA     AND AFRICA   AND OCEANIA  UNALLOCATED       TOTAL
                         ---------       ------      -------     -----------  -----------  -----------    -----------
  Net sales                956,382      829,744      577,279        511,119      344,860           -       3,219,384
  Total assets           1,362,304      874,185    1,238,179        129,143      200,594     213,041       4,017,446
  Trade receivables        249,308      145,864      123,572        121,663       29,819           -         670,226
  Property, plant and
  equipment                624,159      471,580      784,104          2,512       51,882           -       1,934,237
  Capital expenditure       73,157       39,985       25,629          2,515        6,291           -         147,577
  Depreciation and
  amortization              83,347       48,078       39,914             19        4,957           -         176,315

                                                        YEAR ENDED DECEMBER 31, 2001
                         --------------------------------------------------------------------------------------------
                            SOUTH                     NORTH      MIDDLE EAST    FAR EAST
                           AMERICA       EUROPE      AMERICA     AND AFRICA   AND OCEANIA  UNALLOCATED       TOTAL
                         ---------       ------      -------     -----------  -----------  -----------    -----------
  Net sales                971,101      680,524      611,655        520,916      390,103           -       3,174,299
  Total assets           1,230,766      742,982    1,365,007         97,630      209,054     192,515       3,837,954
  Trade receivables        169,006      118,772      104,370         86,965       66,414           -         545,527
  Property, plant and
  equipment                607,458      397,665      911,310             13       54,872           -       1,971,318
  Capital expenditure       85,160       44,076       92,336              -        1,277           -         222,849
  Depreciation and
  amortization              76,277       41,046       41,568              1        2,818           -         161,710

                                                        YEAR ENDED DECEMBER 31, 2000
                         --------------------------------------------------------------------------------------------
                            SOUTH                     NORTH      MIDDLE EAST    FAR EAST
                           AMERICA       EUROPE      AMERICA     AND AFRICA   AND OCEANIA  UNALLOCATED       TOTAL
                         ---------       ------      -------     -----------  -----------  -----------    -----------
  Net sales                668,152      590,935      421,550        428,980      251,702           -       2,361,319
  Total assets           1,105,082      783,272    1,254,118        202,114      189,017     110,934       3,644,537
  Trade receivables        144,507      131,096       89,423         91,493       54,335           -         510,854
  Property, plant and
  equipment                629,588      423,427      826,362             17       62,420           -       1,941,814
  Capital expenditure      100,452       54,398       44,658              8       65,793           -         265,309
  Depreciation and
  amortization              80,390      38,003        36,753              1        1,496           -         156,643

    Allocation of net sales is based on the customers' location. Allocation of assets and capital expenditure are based on the assets' location.

    Although Tenaris' business is managed on a worldwide basis, the Tenaris's subsidiaries operate in five main geographical areas.

2   COST OF SALES

                                                                  YEAR ENDED DECEMBER 31,
                                                         --------------------------------------------
                                                           2002             2001               2000
                                                           ----             ----               ----
      Raw materials and consumables used and
        change in inventories                            1,407,694        1,459,967           980,056
      Services and fees                                    219,392          177,513           182,762
      Labor cost                                           244,471          285,203           286,464
      Depreciation of property, plant and
        equipment                                          150,536          146,306           144,979
      Amortization of intangible assets                      5,230            2,266             1,003
      Maintenance expenses                                  50,234           43,625            44,388
      Provisions for contingencies                           4,307            2,021             3,489
      Allowance for obsolescence                            19,042            6,985             3,963
      Taxes                                                  3,160            2,185             1,598
      Others                                                64,528           39,497            43,710
                                                         ---------        ---------         ---------
                                                         2,168,594        2,165,568         1,692,412
                                                         =========        =========         =========


3   SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

                                                                  YEAR ENDED DECEMBER 31,
                                                         --------------------------------------------
                                                           2002             2001               2000
                                                           ----             ----               ----
      Services and fees                                     93,744           94,392            74,663
      Labor cost                                           118,886          126,849           124,662
      Depreciation of property, plant and
        equipment                                           10,422            2,633             3,661
      Amortization of intangible assets                     10,127           10,505             7,000
      Commissions, freights and other selling
        expenses                                           270,810          187,370           170,358
      Provisions for contingencies                           8,122           10,092             1,630
      Allowances for doubtful accounts                       2,287            5,372             4,905
      Taxes                                                 33,335            8,278             6,572
      Others                                                20,416           57,256            40,166
                                                         ---------        ---------         ---------
                                                           568,149          502,747           433,617
                                                         =========        =========         =========


4   LABOR COSTS (INCLUDED IN COST OF SALES AND SELLING, GENERAL AND
ADMINISTRATIVE EXPENSES)

                                                                  YEAR ENDED DECEMBER 31,
                                                         --------------------------------------------
                                                           2002             2001               2000
                                                           ----             ----               ----
      Wages, salaries and social security costs            356,576          403,438           402,233
      Employees' severance indemnity (Note 20.
         (a))                                                6,453            6,913             7,072
      Pension benefits - defined benefit plans
         (Note 20. (b))                                        328            1,701             1,821
                                                         ---------        ---------         ---------
                                                           363,357          412,052           411,126
                                                         =========        =========         =========

At year-end, the number of employees was 13,841 in 2002, 14,127 in 2001 and 13,140 in 2000.

5   OTHER OPERATING ITEMS

                                                                  YEAR ENDED DECEMBER 31,
                                                         --------------------------------------------
                                                           2002             2001               2000
                                                           ----             ----               ----
(I)   OTHER OPERATING INCOME

      Reimbursement from insurance companies and
         other third parties                                 6,814                -           6,750
      Income from disposition of warehouses                  3,132                -           3,838
      Gain from government securities                        5,643                -               -
      Net rents from investment properties                       -              585           1,102
                                                         ---------        ---------         ---------
                                                            15,589              585          11,690
                                                         =========        =========         =========

(II)  OTHER OPERATING EXPENSES

      Provision for BHP proceedings                         18,923           41,061               -
      Allowance for receivables                              1,334           13,617           4,564
      Contributions to welfare projects and
         non-profits organizations                           2,241            1,100           1,100
      Allowance for legal claims and contingencies               -            7,666               -
      Miscellaneous                                          3,855            1,493             149
                                                         ---------        ---------         ---------
                                                            26,353           64,937           5,813
                                                         =========        =========         =========

6   FINANCIAL INCOME (EXPENSES), NET

                                                                  YEAR ENDED DECEMBER 31,
                                                         --------------------------------------------
                                                           2002             2001               2000
                                                           ----             ----               ----
(I)     FINANCIAL INCOME (EXPENSES)

        Interest expense                                   (34,480)         (43,676)        (36,148)
        Interest income                                     14,201            2,586          17,017
        Net foreign exchange transaction
           gains/(losses)                                   21,019           24,078         (16,908)
        Financial discount on trade receivables             (8,810)               -               -
        Others                                              (3,075)          (1,405)         (3,511)
                                                         ---------        ---------         ---------
                                                           (11,145)         (18,417)        (39,550)
                                                         =========        =========         =========

(II)    OTHER EXCHANGE RATE DIFFERENCES

        Net foreign exchange transaction
        gains/losses of subsidiaries with a
        measurement currency different from the USD         (9,452)          (7,178)          (8,373)
                                                         =========        =========         =========

7   TAX CHARGE

(I)        RECOVERY OF INCOME TAX

In 2002 Tamsa succeeded in its income tax claim to the Mexican tax authorities, resulting in a recovery of income tax of previous years of MXN 355.6 million (USD36.8 million).

(II)        INCOME TAX

                                                                   YEAR ENDED DECEMBER 31,
                                                         --------------------------------------------
                                                           2002              2001             2000
                                                           ----             ----               ----

         Current tax                                       192,862          148,823           46,614
         Deferred tax (Note 19)                             26,426          (39,867)          16,685
                                                         ---------        ---------         ---------
                                                           219,288          108,956           63,299
         Effect of currency translation on tax base         25,266          109,882            2,011
                                                         ---------        ---------         ---------
                                                           244,554          218,838           65,310
                                                         =========        =========         =========

The tax on Tenaris' income before tax differs from the theoretical amount that would arise using the tax rate in each country as follows:

                                                                    YEAR ENDED DECEMBER 31,
                                                         --------------------------------------------
                                                           2002              2001              2000
                                                           ----             ----               ----

         Income before tax                                 444,478          374,741           189,417
                                                         =========        =========         =========

         Tax calculated at the tax rate in each
            country                                        184,201          143,408            88,157
         Non taxable income                                (54,780)         (45,415)          (35,286)
         Non deductible expenses                            17,310           12,418            12,169
         Effect of currency translation on tax base         25,266          109,882             2,011
         Effect of taxable exchange differences             79,362                -                 -
         Utilization of previously unrecognized tax
            losses                                          (6,805)          (1,455)           (1,741)
                                                         ---------        ---------         ---------
         Tax charge                                        244,554          218,838            65,310
                                                         =========        =========         =========

                                                                    YEAR ENDED DECEMBER 31,
                                                         --------------------------------------------
                                                           2002              2001              2000
                                                           ----             ----               ----

 (III)    EFFECT OF CURRENCY TRANSLATION ON TAX BASE        25,266          109,882             2,011
                                                         =========        =========         =========

As shown in Note 7(ii) of these consolidated combined financial statements, Tenaris, using the liability method, recognizes a deferred income tax charge on temporary differences between the tax bases of its assets and their carrying amounts in the financial statements. By application of this method, Tenaris recognized an increased deferred income tax charge due to the effect of the devaluation of the Argentine peso on the tax bases of the fixed assets of its Argentine subsidiaries. These charges were mandated by IAS even though the reduced tax bases of the relevant assets will only result in reduced amortization deductions for tax purposes in future periods throughout the useful life of those assets and, consequently, the resulting deferred income tax charge does not represent a separate obligation of Tenaris that was due and payable in any of the relevant periods.


8    EARNINGS PER SHARE

(I) Under IAS, Earnings per share are calculated by dividing the net income attributable to shareholders by the daily weighted average number of ordinary shares issued during the year. The weighted average number of ordinary shares was determined considering that the 710,747,090 shares issued for Sidertubes contribution (see Note A (1)) were issued and outstanding as of January 1, 2000.

                                                                     YEAR ENDED DECEMBER 31,
                                                         --------------------------------------------
                                                           2002             2001               2000
                                                           ----             ----               ----
Net income attributable to shareholders                     94,304           81,346            76,706

Weighted average number of ordinary shares in issue
(thousands)                                                732,936          710,747           710,747
Basic and diluted earnings per share                          0.13             0.11              0.11


(II) As explained in Note A (1) the Sidertubes contribution and the exchange transaction took place in 2002. For a better understanding of the reader and future comparisons the Company has calculated the pro-forma Earnings per share as if these transactions had taken place on January 1, 2000, as follows:

                                                                    YEAR ENDED DECEMBER 31,
                                                         --------------------------------------------
                                                           2002             2001               2000
                                                           ----             ----               ----
Net income attributable to shareholders                    193,826          135,796           123,426

Weighted average number of ordinary shares in issue
(thousands)                                              1,160,701        1,160,701         1,160,701
Basic and diluted earnings per share                          0.17             0.12              0.11

PROPERTY, PLANT AND EQUIPMENT, NET

                                          LAND,       PLANT AND       VEHICLES,               SPARE PARTS
                                       BUILDING AND   PRODUCTION      FURNITURE    WORK IN         AND        TOTAL
YEAR ENDED DECEMBER 31, 2002           IMPROVEMENTS   EQUIPMENT     AND FIXTURES   PROGRESS     EQUIPMENT       (A)
----------------------------           ------------   ----------    ------------   --------   -----------    ---------
COST
Values at the beginning of the year        264,914    4,759,427        90,308       156,378        8,937     5,279,964
Translation differences                    (29,973)     (67,439)       (2,404)      (16,374)         647      (115,543)
Additions (B)                                1,820      108,309         2,918        71,009        6,268       190,324
Disposals / Consumptions                    (5,479)     (13,258)       (1,036)         (507)      (6,015)      (26,295)
Transfers                                   16,212       37,084         7,831       (62,664)         250        (1,287)
                                           -------    ---------       -------      --------      -------     ---------
Values at the end of the year              247,494    4,824,123        97,617       147,842       10,087     5,327,163
                                           -------    ---------       -------      --------      -------     ---------
DEPRECIATION
Accumulated at the beginning of
the year                                    27,857    3,196,743        77,240             -        6,806     3,308,646
Translation differences                     (2,689)     (61,180)       (1,371)            -          430       (64,810)
Depreciation charge                          5,444      149,430         5,518             -          566       160,958
Disposals / Consumptions                    (1,359)      (7,915)         (482)            -       (2,112)      (11,868)
Transfers                                       66            -           (66)            -            -             -
                                           -------    ---------       -------      --------      -------     ---------
Accumulated at the end of the year          29,319    3,277,078        80,839             -        5,690     3,392,926
                                           -------    ---------       -------      --------      -------     ---------
AT DECEMBER 31, 2002                       218,175    1,547,045        16,778       147,842        4,397     1,934,237
                                           =======    =========       =======      ========      =======     =========


(A)  Includes a net amount of USD16.9 million of finance leases of Dalmine.

(B) Includes USD 65.7 million attributable to the fair value of Property, plant and equipment of Dalmine, Siderca and Tamsa acquired on the exchange transaction (see note 27).

                                          LAND,       PLANT AND       VEHICLES,               SPARE PARTS
                                       BUILDING AND   PRODUCTION      FURNITURE    WORK IN         AND        TOTAL
YEAR ENDED DECEMBER 31, 2001           IMPROVEMENTS   EQUIPMENT     AND FIXTURES   PROGRESS     EQUIPMENT       (A)
----------------------------           ------------   ----------    ------------   --------   -----------    ---------
COST
Values at the beginning of the year        240,607    4,634,108        91,158       112,675       12,602     5,091,150
Translation differences                     18,639       35,191         6,284       (20,211)        (261)       39,642
Additions                                    1,007       12,943         2,712       174,977        8,372       200,011
Disposals / Consumptions                     (593)     (25,345)      (11,500)        (1,219)     (12,182)      (50,839)
Transfers                                    5,254      102,530         1,654      (109,844)         406             -
                                           -------    ---------       -------      --------      -------     ---------
Values at the end of the year              264,914    4,759,427        90,308       156,378        8,937     5,279,964
                                           -------    ---------       -------      --------      -------     ---------
DEPRECIATION
Accumulated at the beginning of             19,354    3,048,118        74,459             -        7,405     3,149,336
the year
Translation differences                      3,314       19,354        (1,182)            -         (169)       21,317
Depreciation charge                          5,189      138,654         4,262             -          834       148,939
Disposals / Consumptions                         -       (9,383)         (299)            -       (1,264)      (10,946)
                                           -------    ---------       -------      --------      -------     ---------
Accumulated at the end of the year          27,857    3,196,743        77,240             -        6,806     3,308,646
                                           -------    ---------       -------      --------      -------     ---------
AT DECEMBER 31, 2001                       237,057    1,562,684        13,068       156,378        2,131     1,971,318
                                           =======    =========       =======      ========      =======     =========



Property, plant and equipment include interest capitalized for USD17,372 and USD12,039 for the years ended December 31, 2002 and 2001, respectively.


10       INTANGIBLE ASSETS, NET

                                                       INFORMATION
                                       INFORMATION       SYSTEM
                                         SYSTEM        PROJECTS IN     LICENSES AND                     NEGATIVE
YEAR ENDED DECEMBER 31, 2002           PROJECTS         PROGRESS          PATENTS       GOODWILL        GOODWILL          TOTAL
----------------------------           -----------     -----------     ------------     --------        --------          -----
COST
Values at the beginning of the year      13,165          7,482            46,673         27,863          (21,414)         73,769
Translation differences                    (411)          (823)            1,864         (1,046)               -            (416)
Additions (a)                             8,466          6,182             3,026        105,407         (105,321)         17,760
Disposals                                     -              -           (21,182)             -                -         (21,182)
Transfers                                 6,559         (5,272)                -              -                -           1,287
                                         ------          -----            ------        -------         --------          ------
Values at the end of the year            27,779          7,569            30,381        132,224         (126,735)         71,218
                                         ------          -----            ------        -------         --------          ------
DEPRECIATION
Accumulated at the beginning of
the year                                 10,707              -            11,221          7,598           (3,388)         26,138
Translation differences                    (602)             -             2,036         (2,276)               -            (842)
Amortization charge                       5,468              -             5,014          6,675           (1,800)         15,357
Disposals                                     -              -            (2,119)             -                -          (2,119)
                                         ------          -----            ------        -------         --------          ------
Accumulated at the end of the year       15,573              -            16,152         11,997           (5,188)         38,534
                                         ------          -----            ------        -------         --------          ------
AT DECEMBER 31, 2002                     12,206          7,569            14,229        120,227         (121,547)         32,684
                                         ======          =====            ======        =======         ========          ======

(a) Includes USD 5.2 million attributable to the fair value of Intangible assets of Dalmine, Siderca and Tamsa acquired on the exchange transaction (see note
    27).

                                                       INFORMATION
                                       INFORMATION       SYSTEM
                                         SYSTEM        PROJECTS IN     LICENSES AND                     NEGATIVE
YEAR ENDED DECEMBER 31, 2001           PROJECTS         PROGRESS          PATENTS       GOODWILL        GOODWILL          TOTAL
----------------------------           -----------     -----------     ------------     --------        --------          -----
COST
Values at the beginning of the year      13,165          3,735            25,996         27,367          (21,414)         48,849
Translation differences                       -              -             1,821            261                -           2,082
Additions                                     -          3,747            18,856            235                -          22,838
                                         ------          -----            ------        -------         --------          ------
Values at the end of the year            13,165          7,482            46,673         27,863          (21,414)         73,769
                                         ------          -----            ------        -------         --------          ------
DEPRECIATION
Accumulated at the beginning of
the year                                  6,931              -             4,462          3,562           (1,588)         13,367
Amortization charge                       3,776              -             6,759          4,036           (1,800)         12,771
                                         ------          -----            ------        -------         --------          ------
Accumulated at the end of the year       10,707              -            11,221          7,598           (3,388)         26,138
                                         ------          -----            ------        -------         --------          ------
AT DECEMBER 31, 2001                      2,458          7,482            35,452         20,265          (18,026)         47,631
                                         ======          =====            ======        =======         ========          ======

11      INVESTMENTS IN ASSOCIATED COMPANIES

                                                                     YEAR ENDED DECEMBER 31,
                                                                   --------------------------
                                                                    2002                2001
                                                                   ------             -------
        At the beginning of year                                   27,983             140,726
        Translation differences                                    (7,174)             (8,701)
        Equity in losses of associated companies                   (6,802)            (41,296)
        Acquisitions                                                  320                   -
        Sales                                                           -              (2,054)
        Other movements (A)                                             -             (60,692)
                                                                   ------             -------
        AT THE END OF YEAR                                         14,327              27,983
                                                                   ======             =======

(A) Corresponds to the dividend in kind with Siderar shares distributed by Siderca.

     The principal associated companies are:

                                       COUNTRY OF       PERCENTAGE OF OWNERSHIP AND
                 COMPANY              ORGANIZATION     VOTING RIGHTS AT DECEMBER 31,         VALUE AT DECEMBER 31,
        ---------------------       ---------------    -----------------------------       -----------------------
                                                           2002            2001              2002            2001
                                                          -----            ----              ----            ----
        Consorcio Siderurgia
          Amazonia Ltd. (A)         Cayman Islands        14.11%          14.11%           13,229           19,402
        Condusid C.A.                 Venezuela           20.00%          20.00%              553            3,909
        Others                                                                                545            4,672
                                                                                           ------           ------
                                                                                           14,327           27,983
                                                                                           ======           ======

(A) The value at December 31, 2002 and 2001 are net of an impairment provision of USD 13,260 and 15,098, respectively.

12       OTHER INVESTMENTS

                                                                          YEAR ENDED DECEMBER 31,
                                                                          -----------------------
         AVAILABLE-FOR-SALE                                               2002              2001
         ------------------                                               ----              ----
            Trust funds with specific objective (Note G)                 135,787          103,438
            Deposits with insurance companies                              9,791            9,095
            Investments in companies under cost method                    13,515           13,241
            Others                                                           210            1,428
                                                                         -------          -------
                                                                         159,303          127,202
                                                                         =======          =======

13       RECEIVABLES

                                                        YEAR ENDED DECEMBER 31,
                                                        -----------------------
                                                            2002       2001
                                                          -------    -------
         Government entities                                4,820     13,816
         Employee advances and loans                        3,050     12,040
         Tax credits                                        8,624      9,663
         Trade receivables                                  8,113      4,439
         Miscellaneous                                      1,123      1,778
                                                          -------    -------
                                                           25,730     41,736
         Allowances for doubtful accounts - Note 21 (i)    (8,828)   (21,239)
                                                          -------    -------
                                                           16,902     20,497
                                                          =======    =======

14       INVENTORIES

                                                        YEAR ENDED DECEMBER 31,
                                                        -----------------------
                                                            2002       2001
                                                          -------    -------
         Finished goods                                   327,328    425,315
         Goods in process                                 111,125     95,595
         Raw materials                                    127,647    145,927
         Supplies                                         128,709    102,801
         Goods in transit                                  36,925     18,096
                                                          -------    -------
                                                          731,734    787,734
         Allowance for obsolescence - Note 22 (i)         (51,621)   (52,160)
                                                          -------    -------
                                                          680,113    735,574
                                                          =======    =======

15       RECEIVABLES AND PREPAYMENTS

                                                        YEAR ENDED DECEMBER 31,
                                                        -----------------------
                                                            2002       2001
                                                          -------    -------
         V.A.T. credits                                    43,298     22,432
         Prepaid taxes                                     20,560     18,815
         Reimbursements and other services receivable      19,787     19,583
         Government entities                               11,381      5,751
         Employee advances and loans                        5,595      4,836
         Advances to suppliers                             29,876     18,092
         Other advances                                    12,308     20,858
         Miscellaneous                                     18,898     19,812
                                                          -------    -------
                                                          161,703    130,179
         Allowance for other doubtful accounts -
           Note 22 (i)                                     (5,997)    (5,958)
                                                          -------    -------
                                                          155,706    124,221
                                                          =======    =======

16       TRADE RECEIVABLES

                                                        YEAR ENDED DECEMBER 31,
                                                        -----------------------
                                                            2002       2001
                                                          -------    -------
         Current accounts                                 632,146    528,720
         Notes receivables                                 42,336     32,116
         Government tax refunds on exports                 16,977      8,572
                                                          -------    -------
                                                          691,459    569,408
         Allowance for doubtful accounts - Note 22 (i)    (21,233)   (23,881)
                                                          -------    -------
                                                          670,226    545,527
                                                          =======    =======

17       CASH AND CASH EQUIVALENTS

                                                        YEAR ENDED DECEMBER 31,
                                                        -----------------------
                                                            2002       2001
                                                          -------    -------
         Cash and short-term highly liquid investments    279,878    145,839
         Time deposits with related parties                24,658     67,975
                                                          -------    -------
                                                          304,536    213,814
                                                          =======    =======

18       BORROWINGS

                                                        YEAR ENDED DECEMBER 31,
                                                        -----------------------
                                                            2002       2001
                                                          -------    -------
         NON-CURRENT
         Bank borrowings                                  260,596    338,928
         Debentures                                        54,187     46,228
         Finance lease liabilities                          7,422      7,895
                                                          -------    -------
                                                          322,205    393,051
                                                          -------    -------
         CURRENT
         Bank borrowings                                  380,380    322,464
         Bank overdrafts                                    9,649     53,225
         Finance lease liabilities                          4,176        272
         Costs for issue of debt                             (515)    (3,545)
                                                          -------    -------
                                                          393,690    372,416
                                                          -------    -------
         TOTAL BORROWINGS                                 715,895    765,467
                                                          =======    =======

      The maturity of borrowings is as follows:

                                                           1 - 5 YEARS
                                     ----------------------------------------------------------
                                      1 YEAR     1 - 2     2 - 3     3 - 4     4 - 5    OVER 5
                                      OR LESS    YEARS     YEARS     YEARS     YEARS     YEARS      TOTAL
                                     --------    -----     -----     -----     -----    ------      -----
          AT DECEMBER 31, 2002
        Financial lease                 4,176     3,820     1,288       622       376     1,316      11,598
        Other borrowings              389,514   195,662    41,725    29,152    22,398    25,846     704,297
                                      -------   -------    ------    ------    ------    ------     -------
          TOTAL BORROWINGS            393,690   199,482    43,013    29,774    22,774    27,162     715,895
                                      =======   =======    ======    ======    ======    ======     =======

     The weighted average interest rates at the balance sheet date were as follows:

                                                 2002           2001
                                                -----           -----
         Bank overdrafts                        4.30%           4.00%
         Bank borrowings                        3.61%           4.75%
         Debentures and other loans             3.99%           5.15%
         Finance lease liabilities              3.56%           4.25%

On December 14, 2001, Tamsa entered into a loan agreement in the amount of USD130 million with a term of two and a half years. The most significant financial covenants under this loan syndicated agreement are as follows:

o    Maintenance of minimum levels of working capital ratio;

o    Maintenance of maximum levels of total indebtedness; and

o    Compliance with debt service ratios.

On August 3, 2001, Dalmine entered into a loan agreement in the amount of EUR39.5 million (USD41.4 million) with a term of seven years. The most significant financial covenant under this loan agreement is the maintenance of maximum levels of total indebtedness.

At December 31, 2002, both companies were in compliance with all of their financial covenants.

Breakdown of long-term borrowings by currency and rate is as follows:

      BANK BORROWINGS

  CURRENCY              INTEREST RATES                                  DECEMBER 31,
  --------              --------------                             ------------------
                                                                   2002         2001
                                                                  -------     -------
  USD               Variable                                      130,000     130,000
  USD               Fixed                                          57,782      51,486
  EURO              Fixed                                         156,419     199,826
  JPY               Fixed                                          37,882      23,283
  BRS               Variable                                       30,093      23,365

                                                                  412,176     427,960
Less: Current portion of medium and long-term loans              (151,580)    (89,032)
                                                                  -------     -------
TOTAL BANK BORROWINGS                                             260,596     338,928
                                                                  =======     =======

      DEBENTURES

  CURRENCY              INTEREST RATES                                  DECEMBER 31,
  --------              --------------                             ------------------
                                                                   2002         2001
                                                                  -------     -------
  EURO              Variable                                       54,187      46,228
                                                                  -------     -------
  Total Debentures                                                 54,187      46,228
                                                                  =======     =======

Debentures issued on January 1998, at a face value of ITL100,000, million with interest linked to the 3-month Libor.

      FINANCE LEASE LIABILITIES

  CURRENCY              INTEREST RATES                                  DECEMBER 31,
  --------              --------------                             ------------------
                                                                   2002         2001
                                                                  -------     -------
  EURO              Fixed                                           6,042       8,167
  JPY               Fixed                                           5,556           -
 Less: Current portion of medium and
        long-term loans                                            (4,176)       (272)
                                                                  -------     -------
 Total finance leases                                               7,422       7,895
                                                                  -------     -------
 Total long-term borrowings                                       322,205     393,051
                                                                  =======     =======


As most borrowings include variable rates or fixed rates that approximate to market rates and the contractual reprising occurs between every 3 and 6 months, the fair value of the borrowings approximates to its carrying amount and it is not disclosed separately.

The carrying amounts of Tenaris' assets pledged as collateral of liabilities are as follows:

                                                         YEAR ENDED DECEMBER 31,
                                                        ------------------------
                                                           2002           2001
                                                         -------        -------
   Property, plant and equipment mortgages               344,122        305,844
                                                         =======        =======

19       DEFERRED INCOME TAXES

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of each country.

The movement on the deferred income tax account is as follows:

                                                                            YEAR ENDED DECEMBER 31,
                                                                            -----------------------
                                                                                 2002        2001
                                                                               --------    --------
At beginning of year                                                            328,336     255,144
Translation differences                                                         (21,395)      3,963
Acquisition of minority interest in subsidiaries charged
to equity (Note A(1))                                                            27,534           -
Effect of adopting IAS 39                                                             -        (786)
Income statement charge /(credit)                                                26,426     (39,867)
Effect of currency translation on tax base                                       25,266     109,882
                                                                               --------    --------
AT END OF YEAR                                                                  386,167     328,336
                                                                               --------    --------

The movement in deferred tax assets and liabilities (prior to offsetting the balances within the same tax jurisdiction) during the year is as follows:

      DEFERRED TAX LIABILITIES

                                                                                              TOTAL AT
                                                            FIXED                           DECEMBER 31,
                                                            ASSETS   INVENTORIES    OTHER       2002
                                                           -------   ---------     -------  ------------
At beginning of year                                       296,195      51,429       6,298    353,922
Translation differences                                    (18,927)     (5,985)        189    (24,723)
 Acquisition of minority interest in subsidiaries
       (Note A(1))                                          25,298       3,716           -     29,014
Income statement (credit)/charge                           (19,551)     19,630      26,913     26,992
                                                          --------    --------    --------   --------
AT END OF YEAR                                             283,015      68,790      33,400    385,205
                                                          ========    ========    ========   ========

      EFFECT OF CURRENCY TRANSLATION ON TAX BASE

                                                           AT DECEMBER 31,
                                                                2002
                                                           ---------------
At beginning of year                                                89,560
Income statement charge                                             25,266
                                                           ---------------
AT END OF YEAR                                                     114,826
                                                           ===============

      DEFERRED TAX ASSETS

                                                PROVISIONS
                                                    AND
                                                ALLOWANCES    INVENTORIES    TAX LOSSES      OTHER          TOTAL
                                               ------------- -------------- ------------- ------------- --------------
At beginning of year                              (77,072)       (23,574)        (4,340)      (10,160)      (115,146)
Translation differences                              (234)         1,573          1,867           122          3,328
Acquisition of minority interest in
subsidiaries (Note A(1))                                -           (197)             -        (1,283)        (1,480)
Income statement charge/(credit)                    2,480            165         (3,600)          389           (566)
                                                  -------        -------         ------       -------       --------
AT END OF YEAR                                    (74,826)       (22,033)        (6,073)      (10,932)      (113,864)
                                                  =======        =======         ======       =======       ========

Deferred income tax assets and liabilities are offset when (1) there is a legally enforceable right to setoff current tax assets against current tax liabilities and (2) the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate setoff, are shown in the consolidated combined balance sheet:

                                                            YEAR ENDED DECEMBER 31,
                                                            -----------------------
                                                                2002        2001
                                                             --------    --------
      Deferred tax assets                                     (49,412)    (24,187)
      Deferred tax liabilities                                320,753     262,963
       Deferred tax- Effect of currency translation
             on tax base(See Note 7 (iii))                    114,826      89,560
                                                             --------    --------
                                                              386,167     328,336
                                                             --------    --------

The amounts shown in the balance sheet include the following:

                                                                                     YEAR ENDED DECEMBER 31,
                                                                                     -----------------------
                                                                                       2002           2001
                                                                                      -------        -------

            Deferred tax assets to be recovered after more than 12 months             (23,461)       (11,039)
            Deferred tax liabilities to be settled after more than 12 months          372,730        351,608

      20       EMPLOYEE LIABILITIES AND OTHER LIABILITIES

                                                                            YEAR ENDED DECEMBER 31,
                                                                            -------------------------
                                                                             2002               2001
                                                                            ------             ------
      (I)     EMPLOYEE LIABILITIES - NON-CURRENT
                    Employees' statutory profit sharing                     60,962             87,217
                    Employees' severance indemnity (A)                      50,728             42,479
                    Pension benefits (B)                                    11,069             13,098
                                                                           -------            -------
                                                                           122,759            142,794
                    Miscellaneous                                              264             10,664
                                                                           -------            -------
                                                                           123,023            153,458
                                                                           =======            =======

(A) EMPLOYEES' SEVERANCE INDEMNITY

The amounts recognized in the balance sheet are as follows:

                                                                          YEAR ENDED DECEMBER 31,
                                                                        --------------------------
                                                                         2002               2001
                                                                        ------             ------
         Total included in Other liabilities  non-current               50,728             42,479
                                                                        ======             ======

The amounts recognized in the income statement are as follows:

                                                                                   YEAR ENDED DECEMBER 31,
                                                                         -----------------------------------------
                                                                          2002              2001             2000
                                                                         -----              -----            -----
         Current service cost                                            4,518              5,142            4,898
         Interest cost                                                   1,935              1,771            2,174
                                                                         -----              -----            -----
         TOTAL INCLUDED IN LABOR COSTS                                   6,453              6,913            7,072
                                                                         =====              =====            =====

The principal actuarial assumptions used were as follows:

                                                                                   YEAR ENDED DECEMBER 31,
                                                                         -----------------------------------------
                                                                          2002              2001             2000
                                                                         -----              -----            -----
         Discount rate                                                    4.8%               5.0%             5.0%
         Rate of compensation increase                                    3.5%               2.0%             2.0%

(B) PENSION BENEFITS

The amounts recognized in the balance sheet are determined as follows:

                                                                      YEAR ENDED DECEMBER 31,
                                                                      -----------------------
                                                                        2002            2001
                                                                      --------         ------
         Present value of unfunded obligations                          9,522           5,779
         Unrecognised actuarial gains (losses)                          1,547           7,319
                                                                      -------          ------
         LIABILITY IN THE BALANCE SHEET                                11,069          13,098
                                                                      =======          ======

The amounts recognized in the income statement are as follows:

                                                                                   YEAR ENDED DECEMBER 31,
                                                                             ------------------------------------
                                                                             2002            2001            2000
                                                                             ----           -----           -----
         Current service cost                                                 255             611             723
         Interest cost                                                        584           1,105           1,031
         Net actuarial (gains) losses recognized in the year                 (511)            (15)             67
                                                                             ----           -----           -----
         TOTAL INCLUDED IN LABOR COSTS                                        328           1,701           1,821
                                                                             ====           =====           =====

Movement in the liability recognized in the balance sheet:

                                                                          YEAR ENDED DECEMBER 31,
                                                                           ----------------------
                                                                             2002           2001
                                                                           -------        -------
         At the beginning of the year                                       13,098         12,755
         Transfers and new participants of the plan                            215           (316)
         Total expense                                                         328          1,701
         Contributions paid                                                 (2,572)        (1,042)
                                                                           -------        -------
         AT THE END OF YEAR                                                 11,069         13,098
                                                                           =======        =======

The principal actuarial assumptions used were as follows:

                                                                              YEAR ENDED DECEMBER 31,
                                                                        ------------------------------------
                                                                        2002            2001            2000
                                                                        ----            ----            ----
         Discount rate                                                   7%              10%             7%
         Rate of compensation increase                                   2%              3%              5%

                                                                           YEAR ENDED DECEMBER 31,
                                                                           ----------------------
                                                                            2002            2001
                                                                           ------          ------
(II)     OTHER LIABILITIES - CURRENT
         Payroll and social security payable                               51,737          62,351
         Voluntary redundancy plan                                            751           4,169
         Miscellaneous                                                        940          14,076
                                                                           ------          ------
                                                                           53,428          80,596
                                                                          ======           ======

21    NON-CURRENT PROVISIONS

(I)   DEDUCTED FROM ASSETS

                                                           ALLOWANCE FOR
                                                         DOUBTFUL ACCOUNTS-
                                                         TRADE RECEIVABLES
                                                         ------------------
                YEAR ENDED DECEMBER 31, 2002
            Values at the beginning of the year                   (21,239)
            Translation differences                                 2,796
            Used                                                    9,615
                                                         ----------------
         AT DECEMBER 31, 2002                                      (8,828)
                                                         ================
                YEAR ENDED DECEMBER 31, 2001
            Values at the beginning of the year                   (13,151)
            Translation differences                                 1,497
            Additional provisions                                 (12,847)
            Used                                                    3,262
                                                         ----------------
         AT DECEMBER 31, 2001                                     (21,239)
                                                         ================


(II)  LIABILITIES

                                                          LEGAL CLAIMS AND
                                                           CONTINGENCIES
                                                         ------------------
         YEAR ENDED DECEMBER 31, 2002
            Values at the beginning of the year                    38,080
            Translation differences                                (5,959)
            Reversals                                              (4,008)
            Additional provisions                                   8,315
            Used                                                   (2,554)
                                                         ----------------
         AT DECEMBER 31, 2002                                      33,874
                                                         ================

         YEAR ENDED DECEMBER 31, 2001
            Values at the beginning of the year                    36,475
            Translation differences                                (5,321)
            Additional provisions                                  12,113
            Used                                                   (5,187)
                                                         ----------------
         AT DECEMBER 31, 2001                                      38,080
                                                         ================

22    CURRENT PROVISIONS

(I)   DEDUCTED FROM ASSETS

                                                          ALLOWANCE FOR      ALLOWANCE FOR OTHER       ALLOWANCE FOR
                                                       DOUBTFUL ACCOUNTS-     DOUBTFUL ACCOUNTS-         INVENTORY
                                                        TRADE RECEIVABLES     OTHER RECEIVABLES        OBSOLESCENCE
                                                       ------------------    -------------------       -------------
         YEAR ENDED DECEMBER 31, 2002
            Values at the beginning of the year                 (23,881)               (5,958)             (52,160)
            Translation differences                                 898                 1,148                  158
            Reversals                                             3,628                 2,600                  148
            Additional provisions                                (5,915)               (3,934)             (19,190)
            Used                                                  4,037                   147               19,423
                                                       ----------------      ----------------          -----------
         AT DECEMBER 31, 2002                                   (21,233)               (5,997)             (51,621)
                                                       ================      ================          ===========



         YEAR ENDED DECEMBER 31, 2001
            Values at the beginning of the year                 (21,194)               (7,669)             (44,474)
            Translation differences                                  93                   774                 (870)
            Additional provisions                                (5,372)                 (770)              (6,985)
            Used                                                  2,592                 1,707                  169
                                                       ----------------      ----------------          -----------
         AT DECEMBER 31, 2001                                   (23,881)               (5,958)             (52,160)
                                                       ================      ================          ===========


(II)  LIABILITIES

                                                            COST RELATED                               LEGAL CLAIMS
                                                 BHP         TO FACTORY                                    AND
                                             PROVISION         DAMAGES    SALES RISKS  RESTRUCTURING   CONTINGENCIES    TOTAL
                                             ---------      ------------  -----------  -------------   -------------   ------
      YEAR ENDED DECEMBER 31, 2002
      Values at the beginning of the
         year                                  40,279          4,513        3,476          2,550           27,479      78,297
      Translation differences                   7,349            257          617            84             2,463      10,770
      Reversals                                     -              -            -             -            (1,064)     (1,064)
      Additional provisions                    18,923              -        1,896           146             7,144      28,109
      Used                                    (22,485)        (4,770)      (1,730)       (1,845)          (11,329)    (42,159)
                                              -------         ------       ------        ------           -------     -------
      AT DECEMBER 31, 2002                     44,066              -        4,259           935            24,693      73,953
                                              =======         ======       ======        ======           =======     =======


      YEAR ENDED DECEMBER 31, 2001
      Values at the beginning of the
         year                                       -              -        3,336        10,020            31,312      44,668
      Translation differences                    (782)           (97)        (125)         (244)               49      (1,199)
      Reversals                                     -              -            -             -            (7,165)     (7,165)
      Additional provisions                    41,061          4,610        2,555         2,292             5,374      55,892
      Used                                          -              -       (2,290)       (9,518)           (2,091)    (13,899)
                                              -------         ------       ------        ------           -------     -------
      AT DECEMBER 31, 2001                     40,279          4,513        3,476         2,550            27,479      78,297
                                              =======         ======       ======        ======           =======     =======

23   FINANCIAL INSTRUMENTS

Tenaris adopted IAS 39 at the beginning of the fiscal year ended December 31, 2001. The total impact on shareholders' equity on that date amounts to a loss of USD1,007 thousand. That impact arises from the remeasurement to fair value of derivatives related to non-qualifying hedges. In accordance with IAS 39, the comparative financial statement for the year ended December 31, 2000 is not restated.

NET FAIR VALUES OF DERIVATIVE FINANCIAL INSTRUMENTS

       The net fair values of derivative financial instruments at the balance sheet date were:

                                                                              YEAR ENDED DECEMBER 31,
                                                                              -----------------------
                                                                                2002           2001
                                                                                ----           ----
          CONTRACTS WITH POSITIVE FAIR VALUES:
            Interest rate swaps                                                 556             566
            Forward foreign exchange contracts                                2,867             614
            Commodities contracts                                               639             585
          CONTRACTS WITH NEGATIVE FAIR VALUES:
            Interest rate swap contracts                                     (3,274)         (1,729)
            Forward foreign exchange contracts                                 (777)         (8,114)
            Commodities contracts                                            (3,511)         (2,832)



       Derivative financial instruments breakdown are as follows:

VARIABLE INTEREST RATE SWAPS

          Year ended December 31, 2002
                NOTIONAL AMOUNT
                (IN THOUSANDS)                    SWAP                TERM     FAIR VALUE
          ----------------------------      -----------------         ----     -----------
          EURO                11,620             5.68%                2007            (528)
          EURO                 2,083             5.72%                2009            (101)
          EURO                 9,485             5.72%                2010            (457)
          EURO                50,000        3.40%/4.20%/4.67%         2005          (1,492)
          EURO                25,823             3.74%                2007            (376)
          EURO                51,646       Euribor 3M + 0.70%         2005             556
          EURO                30,987             3.44%                2005            (320)
                                                                                 ---------
                                                                                    (2,718)
                                                                                 =========

          Year ended December 31, 2001
                NOTIONAL AMOUNT
                (IN THOUSANDS)                    SWAP                TERM     FAIR VALUE
          ----------------------------      -----------------         ----     -----------
          EURO               258,228      From 3.81% to 5.44 %        2002            (409)
          EURO                12,911             5.68%                2007            (516)
          EURO                 2,380             5.72%                2009             (99)
          EURO                10,117             5.72%                2010            (444)
          EURO                51,646             4.62%                2005            (261)
          USD                 11,359     From 6.85 % to 11.85 %       2002             566
                                                                                 ---------
                                                                                    (1,163)
                                                                                 =========

EXCHANGE RATE DERIVATIVES

          Year ended December 31, 2002
                  NOTIONAL AMOUNT
                  (IN THOUSANDS)                DERIVATIVES           TERM     FAIR VALUE
          ------------------------------     -----------------        ----     ----------
          EURO/USD               (10,824)    Forward sales            2003         (605)
          EURO/USD                30,558     Forward purchases        2003        2,283
          JPY/USD              1,965,459     Forward purchases        2003          452
          CAD/USD                (36,000)    Forward sales            2003           46
          GBP/EURO                (2,000)    Forward sales            2003           86
          BRL/USD                (35,077)    Forward sales            2003         (172)
                                                                                 ------
                                                                                  2,090
                                                                                 ======

          Year ended December 31, 2001
                  NOTIONAL AMOUNT
                  (IN THOUSANDS)                DERIVATIVES           TERM     FAIR VALUE
          ------------------------------     -----------------        ----     ----------
          CAD/USD                (21,850)    Forward sales            2002          259
          EURO/USD               (13,800)    Forward sales            2002           15
          GBP/EURO               (12,000)    Forward sales            2002         (175)
          JPY/CAD              1,235,856     Forward purchases        2002       (1,004)
          JPY/USD              4,779,936     Forward purchases        2002       (2,728)
          USD/EURO              (100,000)    Forward sales            2002       (3,106)
          USD/EURO                10,000     Knock-in forward         2002
                                                 option                            (100)
          USD/JPY                  6,900     Forward purchases        2002         (491)
          USD/JPY                523,000     Call option              2002          170
          USD/MXP                  5,000     Forward purchases        2002          170
          USD/BRS                  6,382     Swap                     2002         (510)
                                                                                 ------
                                                                                 (7,500)
                                                                                 ======

        COMMODITIES PRICE DERIVATIVES

          Year ended December 31, 2002
                  NOTIONAL AMOUNT
                  (IN THOUSANDS)                DERIVATIVES           TERM     FAIR VALUE
          ------------------------------     -----------------        ----     ----------
          MM BTU               3,840,000     Gas call option          2003       (2,749)
          MM BTU               3,840,000     Gas put option           2003          611
          MM BTU               7,680,000     Gas put option           2005         (762)
          MM BTU                 480,000     Gas cap option           2003           28
                                                                                 ------
                                                                                 (2,872)
                                                                                 ======

          Year ended December 31, 2001
              NOTIONAL AMOUNT
              (IN THOUSANDS)                DERIVATIVES                     TERM     FAIR VALUE
          ------------------------------     -----------------              ----     ----------
          Tons             1,650            Zinc forwards purchases         2002         (342)
          Barrels          1,800            Oil call option                 2002          585
          Barrels          1,200            Oil put option                  2002       (2,490)
                                                                                       ------
                                                                                       (2,247)
                                                                                       ======

24       CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF
         PROFITS

Tenaris is involved in litigation arising from time to time in the ordinary course of business (exception made of the litigation with the consortium led by BHP -see (i) below-. Based on management's assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of existing litigation will result in amounts in excess of recorded provisions (Notes 21 and 22) that would be material to the Tenaris' consolidated combined financial position or income statement.

 (I)   Claim against Dalmine

In June 1998, British Steel plc ("British Steel") and Dalmine were sued by a consortium led by BHP Petroleum Ltd. ("BHP") before the Commercial Court of the High Court of Justice Queen's Bench Division of London. The action concerns the failure of an underwater pipeline built in 1994 in the Bay of Liverpool. Dalmine, at that time a subsidiary of Ilva S.p.A. ("Ilva"), supplied pipe products to British Steel, which, in turn, resold them to BHP for use in constructing the Bay of Liverpool pipeline. BHP claimed that British Steel breached the contract of sale relating to the pipe and that the pipe was defectively manufactured by Dalmine.

The products sold were valued at 1.9 million British pounds ("GBP") and consisted of pipe for use in maritime applications. Dalmine received court notice of the action more than two years after the contractual warranty covering the pipe had expired and four years after the pipe was delivered and placed into operation. British Steel and Dalmine denied the claim on the basis that the warranty period had expired and, in the alternative, that the amount claimed exceeded the contractual limitation of liability (equal to GBP300 thousand, or approximately 15% of the value of the products supplied).

The Commercial Court dismissed the contract claim against British Steel. The decision was subsequently confirmed by the Court of Appeals in a ruling issued on April 7, 2000, as a result of which the claim against British Steel was definitively dismissed. BHP's product liability claim against Dalmine remained outstanding.

On November 24, 2000, the Commercial Court granted BHP permission to amend its pleading against Dalmine to include a deceit tort claim under English law based on inconsistencies between the results of internal chemical tests performed by Dalmine on the pipe and the results shown in the quality certificates issued to BHP by Dalmine. In May 2002, the trial court issued a judgment in favor of BHP, holding that the products supplied by Dalmine were the cause for the failure of the gas pipeline and that Dalmine was liable for damages to BHP. The court's judgment was limited to the issue of liability, and the amount of damages to be awarded to BHP is being determined in a separate proceeding. Dalmine's petition to the trial court for leave to appeal its judgment was denied, but subsequently granted by the Court of Appeals. However, on February 5, 2003, the Court of Appeals dismissed Dalmine's appeal, closing the dispute on the issue of liability.

BHP has indicated in court proceedings that it will seek damages of approximately GBP35 million to cover the cost of replacing the pipeline, GBP70 million to compensate for consequential damages, GBP73 million to cover loss or deferred revenues, GBP31 million to compensate for increased income tax resulting from a change in law plus interest and costs for unspecified amounts. Subsequent to the court's judgment in favor of BHP on the issue of liability, BHP petitioned the court for an interim judgment of damages in the amount of approximately GBP37 million to cover the cost of replacing the pipeline. On July 31, 2002, Dalmine agreed to pay BHP GBP 15 million (approximately USD22.5 million) in interim damages. The court is now expected to hear arguments regarding, and issue its final judgment on, total damages during the first half of 2004.

Based on the information provided so far by BHP, Dalmine considers that the compensation requested to cover the cost of replacing the pipeline exceeds the cost actually incurred for such purpose. Taking into consideration such information and the preliminary views expressed by independent experts, Dalmine believes that certain of the other claims fail to show an appropriate connection with the events for which Dalmine was found responsible, while others appear to exceed the damage actually incurred.

Dalmine created a provision in the amount of EUR45 million (USD41.3 million) in its results for 2001 to account for potential losses as a result of BHP's lawsuit. In light of the practical difficulties to come to a precise estimate of the liability in view of the complexity and diversity of the elements brought to the proceedings by BHP, Dalmine has decided to increase the amount of the provision by EUR20 million (USD18.9 million), inclusive of interest accrued and legal expenses incurred in connection with such proceedings. Dalmine has stated that the provision was created and increased as a prudent way of complying with applicable accounting principles, and should therefore not be regarded as an admission of indemnification payable to the plaintiffs.

The pipe that is the subject of this lawsuit was manufactured and sold, and the tort alleged by BHP took place, prior to the privatization of Dalmine, and Techint Investments Netherlands BV ("Tenet") -the Siderca subsidiary party to the contract pursuant to which Dalmine was privatized- believes that, under the Dalmine privatization contract, Tenet should be entitled to recover from Fintecna S.p.A. ("Fintecna") on behalf of Dalmine (as a third party beneficiary under the Dalmine privatization contract) 84.08% of any damages it may be required to pay BHP. Tenet has commenced arbitration proceedings against Fintecna to compel it to indemnify Dalmine for any amounts Dalmine may be required to pay BHP. Fintecna has denied that it has any contractual obligation to indemnify Dalmine, asserting that the indemnification claim is time-barred under the terms of the privatization contract and, in any event, subject to a cap of EUR13 million. Tenet disputes this assertion. The arbitration proceedings were suspended at a preliminary stage pending a decision by the British trial court in BHP's lawsuit against Dalmine. Tenet and Dalmine intend to petition the arbitration panel to resume the proceedings in light of the court of appeal's recent decision to dismiss Dalmine's appeal against the judgment of liability in favor of BHP.

(II)   Consorcio Siderurgia Amazonia, Ltd.

In January 1998, Amazonia purchased a 70% equity interest in CVG Siderurgica del Orinoco C.A. ("Sidor") from the Venezuelan government. Tamsider, a wholly-owned subsidiary of Tamsa had an initial 12.50% equity interest in Amazonia, which increased to 14.11% in March 2000 as a result of additional investments as described below. As of December 31, 2002, Tamsider's equity interest in Amazonia remained at 14.11%. The Venezuelan government continues to own a 30% equity interest in Sidor.

Sidor, located in the city of Guayana in southeast Venezuela, is the largest integrated steel producer in Venezuela and the sixth largest integrated steel producer in Latin America, with an installed capacity of more than 3.5 million tons of liquid steel per year. In 2001, Sidor shipped 2.9 million tons of steel.

Sidor has experienced significant financial losses and other problems since the acquisition by Amazonia in January 1998, despite a significant reduction in Sidor's workforce and management's efforts to improve the production process and reduce operating costs. In 1999, due to negative conditions in the international steel market, a sustained and intensifying domestic recession in Venezuela, deteriorating conditions in the credit markets, an increase in the value of the Venezuelan currency relative to the U.S. Dollar and other adverse factors, Sidor and Amazonia incurred substantial losses and were unable to make payments due under loan agreements with their respective creditors. In 2000, these loan agreements were restructured. Despite continued efforts by Sidor's management to improve technology and optimize production levels, in late 2001 Sidor and Amazonia were again unable to make payments due under the restructured loan agreements, following a continuation and aggravation of the same negative factors described above accompanied by increased competition from steel imports in Venezuela. Sidor and Amazonia are currently involved in discussions with their creditors and the Venezuelan government regarding a possible restructuring of their loan agreements. As of December 31, 2002, Sidor had approximately USD1.58 billion of indebtedness (secured in part by fixed assets valued at USD827.0 million as determined at the time Sidor's loans were restructured in March 2000) and Amazonia had approximately USD313 million of indebtedness.

We cannot give you any assurance as to whether Sidor or Amazonia will succeed in restructuring their existing indebtedness, or that their lenders will not accelerate any defaulted indebtedness in accordance with the terms of the applicable loan agreements or foreclose on any of the assets of Sidor or Amazonia pledged as collateral.

As a result of the adverse trends discussed above, Tamsider made additional capital contributions to Amazonia, resulting from the restructuring concluded in 2000, while recording significant losses in the value of its investment. In addition to its initial capital contribution of USD87.8 million, Tamsider was required to make capital contributions in the amount of USD36.1 million (of which USD18.0 million took the form of a convertible subordinated loan to Amazonia, as described below) in connection with the restructuring of Amazonia's loan agreements in 2000. The value of Tamsider's investments (as recorded in Tamsa's consolidated combined financial statements) has decreased significantly since 1998, from USD94.2 million as of December 31, 1998, to USD13.2 million as of December 31, 2002. Further losses and provisions may be recorded in respect of Tamsider's investment in Amazonia. Subject to various conditions it is currently contemplated that Tamsider would make additional capital contributions as a part of a restructuring of Sidor's and Amazonia's existing indebtedness.

In addition to the risk of further losses in the equity value of its investment, Tamsider has significant exposure in respect of its investment in Amazonia under several agreements and guarantees. Below is a description of the nature and extent of this exposure. We cannot predict whether Tamsider will be required to make payments or will otherwise incur losses under these agreements and guarantees.

o The Sidor purchase agreement between Amazonia and the Venezuelan government requires the shareholders of Amazonia, including Tamsider, to indemnify the government for breaches by Amazonia of the Purchase Agreement up to a maximum amount of USD150.0 million for five years from the acquisition date. In connection with this indemnity, the shareholders of Amazonia are required to maintain a performance bond (which Tamsa has guaranteed directly) for five years, beginning in 1998, in the amount of USD150.0 million during the first three years, USD125 million in the fourth year and USD75.0 million in the fifth year. Tamsider's maximum liability under the indemnity would be USD18.8 million, as its obligations with respect to the indemnity are proportional to its initial 12.50% equity interest in Amazonia.

o The Sidor purchase agreement further requires the shareholders of Amazonia to guarantee, also on a proportional basis, the principal and a portion of the interest payable under a loan made to Sidor by the Venezuelan government. Tamsider's maximum liability under this guarantee, which continues to apply to the loan as restructured in 2000, is USD92.2 million.

o The loan agreement between Amazonia and a group of private lenders (the proceeds of which were used by Amazonia to finance the acquisition of its equity interest in Sidor) required the shareholders of Amazonia, including Tamsider, to pledge their shares in Amazonia as security and also required Amazonia to pledge its shares in Sidor as security. These pledges continue to apply to the loan as restructured in 2000.

o As discussed above, in connection with the restructuring of Amazonia's loan agreements in 2000, the shareholders of Amazonia, including Tamsider, were required to make additional capital contributions in part by making subordinated loans convertible into additional shares of Amazonia. Tamsider made a subordinated loan of USD18 million to Amazonia as a result of this requirement.

o Also in connection with the restructuring of Amazonia's loan agreements in 2000, the parent companies of several shareholders of Amazonia, including Tamsider, were required to enter into a put agreement pursuant to which they agreed to purchase, upon certain conditions and in no case prior to December 31, 2007, up to USD25 million in loans payable by Amazonia to its private lenders. The shareholders of Amazonia also delivered a letter to these lenders contemplating the possibility of additional capital contributions of up to USD20 million in the event of extreme financial distress at Sidor. Tamsa's obligations under the put agreement, and Tamsider's share of any capital contribution under the letter, are limited in proportion to its interest in Amazonia when the put is exercised or the contribution is made. Based on Tamsider's current 14.1% equity interest in Amazonia, Tamsa's aggregate liability under the put agreement would be limited to a maximum of USD3.5 million and Tamsider's share of any capital contribution under the letter would be limited to a maximum of USD2.8 million.

(III)  Tax claims

       (a) Siderca

On December 18, 2000, the Argentine tax authorities notified Siderca of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under Argentine Law No. 24,073. The adjustments proposed by the tax authorities represent an estimated contingency of ARP41.7 million (approximately USD12.8 million) at December 31, 2002 in tax and penalties. On the basis of information from Siderca's tax advisors, Tenaris believes that the ultimate resolution of the matter will not result in a material obligation. Accordingly, no provision was recorded in the financial statements.

       (b) Dalmine

For the tax years from 1996 and the years thereafter, Dalmine was subject to an audit conducted by the regional tax police of Milan. Their report, issued in July 1999, disallowed certain costs and expenses while also alleging that goods-in-transit were not accounted for on the accrual basis. Dalmine believes that, with regard to in-transit inventory items, the tax effect is negligible, and with regards to non-deductible costs, any additional tax amounts that may be due would be compensated for with existing net operating losses. Dalmine has been informed by the Department of Revenue that no further action regarding goods-in-transit will be pursued.

During 2001, Dalmine reached a settlement with the local Department of Revenue in Bergamo as far as fiscal years from 1994 to 1998 are concerned.

The settlement mandated payment of approximately EUR1.1 million (USD1.2 million) in taxes, interest and fines. Of this, Fintecna (in liquidation) paid approximately EUR0.5 million (USD0.5 million), on the basis of the risk assumed under the contract for the sale of its previous controlling interest in Dalmine.

As for the litigation pending with the Italian tax authorities for assessments received or still to be received from the VAT or direct tax offices of Milan and Bergamo based on the reports made by the Revenue Guard Corps in December 1995, a provision has been created that is considered sufficient to meet any eventual tax expenses (net of the portion of the risk attributable to Fintecna). Such provision has also been calculated considering the largely favourable outcomes of the appeals filed by Dalmine and examined to date by the Tax Commissions.

(IV)   European Antitrust Commission

On December 8, 1999 the Commission of the European Union imposed fines on Dalmine and several others manufactures of seamless pipes in Europe for alleged violations of fair trade practices under the EEC treaty. The fine imposed on Dalmine was EUR10.8 million (USD11.4 million) and related to pre-1996 activity. As such, Dalmine accrued this amount in provisions and the 84.08% to be reimbursed by Fintecna in other receivables at December 31, 1999. In March 2000, Dalmine filed an appeal against the ruling.

(V)    Other Proceedings

Dalmine is currently subject to a criminal proceeding before the Court of Bergamo, Italy, and two civil proceedings for work-related injuries arising from its use of asbestos in its manufacturing processes from 1960 to 1980. In addition, some other asbestos related out-of-court claims have been forwarded to Dalmine. Of the 39 claims (inclusive of the out-of-court claims), 13 incidents have already been settled or are to be covered by Dalmine's insurer. Dalmine estimates that its potential liability in connection with the remaining cases not yet settled or covered by insurance is approximately EUR7.0 million (USD7.4 million). This amount was recognized as a provision for liabilities and expenses as of December 31, 2002.

(VI)   Contingent liabilities

Tenaris had the following contingent liabilities at each year end:

                                                                   YEAR ENDED DECEMBER 31,
                                                             --------------------------------------
                                                               2002             2001         2000
                                                               ----             ----         ----
           Third party assets held in custody by Tenaris      17,603            3,860           512
           Discounted documents                                    -            1,210         1,210
           Deposit guarantees and other guarantees           179,924          119,088       122,526
                                                             -------          -------       -------
           Total                                             197,527          124,158       124,248
                                                             =======          =======       =======

(VII)  Commitments

The following are the main off-balance sheet commitments:

(a) Tamsa entered into an off-take contract with Complejo Siderurgico de Guayana C.A. ("Comsigua") to purchase on a take-and-pay basis 75,000 tons of hot briquette iron, or HBI, annually for twenty years beginning in April 1998 with an option to terminate the contract at any time after the tenth year upon one year's notice. Pursuant to this off-take contract, Tamsa would be required to purchase the HBI at a formula price reflecting Comsigua's production costs during the first eight contract years; thereafter, it would purchase the HBI at a slight discount to market price.

The agreements among the joint venture parties provide that, if during the eight-year period the average market price is lower than the formula price paid during such period, Tamsa would be entitled to a reimbursement of the difference plus interest, payable after the project financing and other specific credits are repaid. In addition, under the joint venture arrangements, Tamsa has the option to purchase on an annual basis up to a further 80,000 tons of HBI produced by Comsigua at market prices. Under its off-take contract with Comsigua, as a result of weak market prices for HBI, Tamsa has paid higher-than-market prices for its HBI and accumulated a credit that, at December 31, 2001, amounted to approximately USD9.8 million. This credit, however, is offset by a provision for an equal amount recorded as a result of Comsigua's weak financial condition.

In connection with Tamsa's original 6.9% equity interest in the joint venture company, Tamsa paid USD8.0 million and agreed to cover its proportional (7.5%) share of Comsigua's cash operating and debt service shortfalls. In addition, Tamsa pledged its shares in Comsigua and provided a proportional guarantee in support of the USD156 million (USD100.1 million outstanding as of March 31, 2002) project financing loan made by the International Finance Corporation, or IFC, to Comsigua. In February 2002, Tamsa was required to pay USD1.3 million, representing its share of a shortfall of USD14.7 million payable by Comsigua under the IFC loan and additional operating shortfalls of USD2.8 million. Comsigua's financial condition has been adversely affected by the consistently weak international market conditions for HBI since its start-up in 1998 and, unless market conditions improve substantially, Tamsa may be required to make additional proportional payments in respect of its participation in the Comsigua joint venture and continue to pay higher-than-market prices for its HBI pursuant to its off-take contract.

 b) Tamsa purchases from Pemex, at prevailing international prices, natural gas used for the furnaces that reheat steel ingots in the pipe making process. Natural gas rates increased approximately 74% in 2000 and 4% in 2001. In February, 2001, Tamsa signed an agreement with Pemex, for the supply of 296,600 million BTUs (British Thermal Units) of natural gas from January 1, 2001 until December 31, 2003, at a fixed price of USD4.00 per million of BTUs. In order to cover a decrease in natural gas prices, in March 2001, Tamsa entered into a forward contract with Enron North America Corp.("Enron"), with the option to sell up to 200,000 million BTUs per month of natural gas, at a minimum base price of USD4.05 per million of BTUs, from March 2002, through December 2003.

As a result of Enron's bankruptcy in late 2001, no reasonable prospect exists of exercising Tamsa's option under this contract. The premium paid to Enron of USD1.7 million for this put option was fully amortized during the fourth quarter of 2001. In order to reduce its exposure to above-market prices under the natural gas supply agreement with Pemex, Tamsa entered into agreements with Citibank, N.A., New York ("Citibank") and JPMorgan Chase Bank ("JPMorgan Chase"), in March 2002 and April 2002. The economic effect of the agreements with Citibank and JPMorgan Chase is to permit Tamsa to purchase 320,000 million BTUs per month at market price instead of at the USD4.00 per million BTU rate charged by Pemex, resulting in a more favourable price to Tamsa for natural gas so long as the market price remains below USD4.00.

Under the agreements, Tamsa must continue to make its purchase of natural gas at market price even if the market price rise above USD4.00 per million BTUs, thereby exposing Tamsa to a later risk of above-market prices. Also, under the agreements, Tamsa must continue to make purchases at the USD4.00 per million BTU rate if the market price of natural gas falls to USD2.00 per million BTUs or lower (during the period from May 1, 2002 to February 28, 2003) or to USD2.25 per million BTUs or lower (during the period from March 1, 2003 to December 31, 2003). In addition, under each of the agreements with Citibank and JPMorgan Chase, Tamsa is require to purchase 160,000 million BTUs of natural gas per month from January 1, 2004, to December 31, 2005, at price of USD2.7 per million BTUs.

(c) In August 2001, Dalmine Energie S.p.A. signed an agreement for the purchase of natural gas with certain take or pay conditions. The agreement began on October 1, 2001, and will expire 10 years later on October 1, 2011. Total volume of natural gas still to be purchased as at December 31, 2001 is estimated to be 5,800 million cubic meters equal to approximately EUR900 million (USD806 million at December 31, 2001, based on natural gas prices at the end of 2001). At the date, Dalmine Energie S.p.A. has not contracted all the transportation capacity for selling the gas within the Italian market for the period October 2003 to September 2011.

(d) Under a lease agreement between Gade Srl (Italy) and Dalmine, executed in 2001, relating to a building site in Sabbio Bergamasco used by Dalmine's former subsidiary Tad Commerciale, Dalmine is obligated to bid in the auction for the purchase of a building from Gade for a minimum amount of EUR8.3 million (USD7.4 million at December 31, 2001). The notice of the auction, according to the contract, was not to take place before January 1, 2003. Up to the date of these financial statements, the auction was not yet announced.

(VIII)       Restrictions on the distribution of profits

Under Luxembourg law, at least 5% of the net income per year calculated in accordance with Luxembourg law and regulations must be allocated to the creation of a reserve until such reserve has reached to an amount equal to 10% of the share capital. At December 31, 2002 the Company has created this reserve in full.

Dividends may be paid by Tenaris to the extent distributable retained earnings and distributable reserves calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in the consolidated combined financial statements may not be wholly distributable.

Shareholders' equity under Luxembourg law and regulations comprises the following captions (amounts in USD):

       Share capital                                                        1,160,700,794
       Legal reserve                                                          116,070,080
       Share premium                                                          587,492,789
       Other distributable reserves                                           206,744,261
                                                                            -------------
       Total shareholders equity under Luxembourg GAAP                      2,071,007,924
                                                                            =============

25       ORDINARY SHARES AND SHARE PREMIUM

                                                                       NUMBER OF ORDINARY
                                                                             SHARES
                                                                       ------------------
        At January 1, 2002                                                       30,107
        Net issue of shares of October 18, 2002                             710,717,080
        Net issue of shares of December 13, 2002                            449,953,607
                                                                       ----------------
        At December 31, 2002                                              1,160,700,794
                                                                       ================

The total of issued and outstanding ordinary shares as of December 31, 2002 is 1,160,700,794 with a par value of USD1 per share.


26       MINORITY INTEREST

                                                                       YEAR ENDED DECEMBER 31,
                                                             -------------------------------------------
                                                               2002              2001             2000
                                                               ----              ----             ----
         At beginning of year                                918,981           919,710          979,067
         Currency translations differences                   (62,816)          (11,167)          (3,411)
         Effect of adopting IAS 39                                 -              (408)               -
         Share of net loss (profit) of subsidiaries          142,403            74,557           47,401
         Acquisition                                               -            17,042           15,610
         Exchange of shares of Siderca, Dalmine
            and Tamsa                                       (768,577)                -                -
         Sales                                                (2,020)          (22,262)         (57,367)
         Dividends paid                                      (41,188)          (58,491)         (61,590)
                                                            --------           -------          -------
         At end of year                                      186,783           918,981          919,710
                                                            ========           =======          =======

27       ACQUISITIONS

All the acquisitions were accounted under the purchase method, in accordance with IAS 22.

On December 13, 2002 the Company acquired 27.94% of the Siderca shares or ADSs, 43.73% of the Tamsa shares or ADSs and 41.19% of the Dalmine shares through the exchange of shares of the Company.

Details of net assets acquired and goodwill are as follows:

                                                                               2002
                                                         ------------------------------------------------
                                                         SIDERCA        TAMSA       DALMINE        TOTAL
                                                         -------       -------      -------       -------
         Purchase consideration                          457,259       278,894       75,052       811,205
         Fair value of minority interest acquired        357,150       345,980      113,287       816,417
                                                         -------       -------      -------       -------
         Goodwill (Negative Goodwill)                    100,109       (67,086)     (38,235)       (5,212)
                                                         =======       =======      =======       =======

The assets and liabilities arising from the acquisition are as follows:

                                                                               2002
                                                         ------------------------------------------------
                                                         SIDERCA        TAMSA       DALMINE        TOTAL
                                                         -------       -------      -------       -------
         Property, plant and equipment                    47,972       (4,228)       21,975        65,719
         Goodwill                                        100,109      (67,086)      (38,235)       (5,212)
         Other non-current assets                              -        1,480             -         1,480
         Current assets                                      320        9,335             -         9,655
                                                         -------       -------      -------       -------
         Total assets acquired                           148,401      (60,499)      (16,260)       71,642
          Minority interest in Siderca, Tamsa and
            Dalmine                                      325,760      342,660       100,157       768,577
         Total non-current liabilities                   (16,902)      (3,267)       (8,845)      (29,014)
                                                         -------       -------      -------       -------
         Total liabilities assumed                       (16,902)      (3,267)       (8,845)      (29,014)
                                                         -------       -------      -------       -------
         Purchase consideration                          457,259      278,894        75,052       811,205
                                                         =======       =======      =======       =======

During 2002 the Company acquired 0.26% of shares of Tamsa from minority shareholders for USD1.7 million.

During 2001 the Company acquired 4.34% of shares of Tamsa from minority shareholders for USD31.0 million. The fair value of net assets acquired was USD31.2 million giving rise to negative goodwill of USD0.2 million.

Minor acquisitions of Empresas Riga S.A. (by Tamsa) during 2001 did not give rise to any significant goodwill due to the purchase method of accounting.

During 2000 the Company acquired 6.90% of shares of Tamsa from minority shareholders for USD63.8 million. The fair value of net assets acquired was USD51.6 million giving rise to goodwill of USD12.2 million.


28       RELATED PARTY TRANSACTIONS

The following transactions were carried out with related parties:

                                                                      YEAR ENDED DECEMBER 31,
                                                            --------------------------------------------
                                                             2002               2001             2000
                                                            ------             ------           ------
        (I) TRANSACTIONS

        (A) SALES OF GOODS AND SERVICES
           Sales of goods                                   258,083            74,145            66,785
           Sales of services                                  6,934             3,444             4,577
                                                            -------           -------           -------
                                                            265,017            77,589            71,362
                                                            =======           =======           =======
        (B) PURCHASES OF GOODS AND SERVICES

           Purchases of goods                               160,792            46,202            30,779
           Purchases of services                            103,858            95,216            74,300
                                                            -------           -------           -------
                                                            264,650           141,418           105,079
                                                            =======           =======           =======

                                                                       AT DECEMBER 31,
                                                            --------------------------------------------
                                                             2002               2001             2000
                                                            ------             ------           ------
        (II) YEAR-END BALANCES
           (A) ARISING FROM SALES/PURCHASES OF
                GOODS/SERVICES
           Receivables from related parties                  59,490            34,439            31,753
           Payables to related parties                      (92,133)          (43,957)          (26,325)
                                                            -------           -------           -------
                                                            (32,643)           (9,518)            5,428
                                                            -------           -------           -------
           (B) CASH AND CASH EQUIVALENTS
           Time deposits                                     24,658            67,975            10,974
                                                            -------           -------           -------
           (C) OTHER BALANCES
           Trust fund                                       115,787           103,438                 -
                                                            -------           -------           -------
           (D) FINANCIAL DEBT
           Borrowings and overdrafts                         49,452            55,331            45,461
                                                            -------           -------           -------
           (E) DEPOSIT GUARANTEES AND OTHER
                GUARANTEES
           Guarantees receipt                                 6,000                 -                 -
                                                            -------           -------           -------
        (III) OFFICERS AND DIRECTORS COMPENSATIONS

The aggregate compensation of the directors and executive officers accrued during 2002 amount USD 739 thousand.

29   PRINCIPAL SUBSIDIARIES

Detailed below are the companies whose consolidated financial statements have been included in these consolidated financial statements, and the percentage of ownership and voting rights held, directly or indirectly, by Tenaris in these companies at the end of 2002. For years 2001 and 2000, the percentages of ownership and voting rights considered in the preparation of those consolidated financial statements correspond to those of ultimate parent company at each year end.

                                                                                      PERCENTAGE OF OWNERSHIP AND
                                                                                      VOTING RIGHTS AT DECEMBER 31,
                                 COUNTRY OF                                        ---------------------------------
           COMPANY              ORGANIZATION             MAIN ACTIVITY               2002         2001         2000
----------------------------- ---------------- ----------------------------------   -------     -------      -------
Siderca                       Argentina        Manufacturing of seamless steel       99.11%      71.17%       72.61%
                                               pipes
Tamsa                         Mexico           Manufacturing of seamless steel       94.50%      50.51%       46.18%
                                               pipes
Dalmine                       Italy            Manufacturing of seamless steel       88.41%      47.22%       47.22%
                                               pipes
Tenaris Global Services       Uruguay          Holding of investments in steel      100.00%     100.00%      100.00%
  (and predecessors)                           pipe distributing companies
Invertub                      Argentina        Holding of investments               100.00%     100.00%           -

The consolidated financial statements of Siderca include the financial statements of Siderca and its subsidiaries, which are shown below:

                                                                                      PERCENTAGE OF OWNERSHIP AND
                                                                                      VOTING RIGHTS AT DECEMBER 31,
                                 COUNTRY OF                                        ---------------------------------
           COMPANY              ORGANIZATION             MAIN ACTIVITY               2002         2001         2000
----------------------------- ---------------- ----------------------------------   -------     -------      -------
NKK Tubes K.K.                Japan            Manufacturing of seamless steel      51.00%       51.00%       51.00%
                                               pipes
Algoma Tubes Inc. (A)         Canada           Manufacturing of seamless steel      80.00%       80.00%       80.00%
                                               pipes
Confab Industrial S.A. and    Brazil           Manufacturing of welded steel        38.99%       38.99%       38.99%
  subsidiaries                                 pipes and capital goods
Siat S.A. (B)                 Argentina        Manufacturing of welded steel        70.00%       70.00%       70.00%
                                               pipes
Metalmecanica S.A. (C)        Argentina        Manufacturing steel products for     73.00%       73.00%       73.00%
 ----------------------
                                               oil extraction
Scrapservice S.A.             Argentina        Processing of scrap                  74.84%       74.84%       74.84%
Texas Pipe Threaders Co.      U.S.A.           Finishing and marketing of steel    100.00%      100.00%      100.00%
                                               pipes
Socover S.A.                  Mexico           Sale of seamless steel pipe              -            -        99.33%
Siderca International         Denmark          Holding company                     100.00%      100.00%      100.00%
  A.p.S. (D)
Techint Investment            Netherlands      Holding company                     100.00%      100.00%      100.00%
  Netherlands B.V.
Sidtam Limited LLC (E)        U.S.A.           Holding company                      51.00%       51.00%       51.00%


     (A) Tamsa holds the remaining 20.00% of Algoma Tubes Inc.'s ("Algoma") capital stock and voting rights which is also consolidated in these combined consolidated financial statements.

     (B) Confab Industrial S.A. ("Confab") holds the remaining 30.00% of Siat S.A.'s ("Siat") capital stock and voting rights.

     (C) Invertub holds the remaining 27.00% of Metalmecanica's capital stock and voting rights.

     (D) On January 31, 2002 Siderca International A.p.S. and Siderca Denmark A.p.S. were merged.

     (E) Tamsa holds the remaining 49.00% of Sidtam Limited LLC's ("Sidtam") capital stock and voting rights.

The consolidated financial statements of Tamsa include the financial statements of Tamsa and its subsidiaries, which are shown below:

                                                                                          PERCENTAGE OF OWNERSHIP AND
                                                                                          VOTING RIGHTS AT DECEMBER 31,
                                     COUNTRY OF                                         --------------------------------
           COMPANY                  ORGANIZATION             MAIN ACTIVITY               2002         2001         2000
-----------------------------     ---------------- ----------------------------------   -------     -------      -------
Tamsider S.A. and subsidiaries    Mexico           Promotion and organization of        100.00%     100.00%      100.00%
                                                   steel-related companies
Inmobiliaria Tamsa S.A.           Mexico           Leasing of real estate               100.00%     100.00%      100.00%
Tubos de Acero de Venezuela       Venezuela        Manufacturing of seamless steel       70.00%      70.00%       70.00%
  S.A. (Tavsa)                                     pipes
Corporacion Tamsa S.A. (A)        Mexico           Sale of seamless steel pipe          100.00%     100.00%      100.00%
Tamtrade S.A.                     Mexico           Sale of seamless steel pipe          100.00%     100.00%      100.00%
Empresas Riga S.A. (B)            Mexico           Manufacturing of welded fittings     100.00%     100.00%           -
                                                   for seamless steel pipes
Socover S.A. (C)                  Mexico           Sale of seamless steel pipe          100.00%     100.00%           -
Algoma Tubes Inc. (D)             Canada           Manufacturing of seamless steel       20.00%      20.00%       20.00%
                                                   pipes

(a)      Ceased operations during 2002. In process of liquidation.
(b)      Company acquired during 2001.
(c)      Shares acquired from Siderca during 2001.
(d) Siderca holds the remaining 80.00% of Algoma Tube's capital stock and voting rights.

The consolidated financial statements of Dalmine include the financial statements of Dalmine and its subsidiaries, which are shown below:

                                                                                          PERCENTAGE OF OWNERSHIP AND
                                                                                          VOTING RIGHTS AT DECEMBER 31,
                                     COUNTRY OF                                        ---------------------------------
           COMPANY                 ORGANIZATION             MAIN ACTIVITY               2002         2001         2000
-----------------------------     ---------------- ----------------------------------   -------     -------      -------
Dalmine Energie S.p.A.            Italy            Marketing of electricity and gas     100.00%     100.00%      100.00%
i-Dalmine S.p.A.                  Italy            Network information and              100.00%      85.00%       85.00%
                                                   telematic systems
SO.PAR.FI. Dalmine Holding S.A.   Luxembourg       Holding company                      100.00%     100.00%      100.00%
Dalmine Holding B.V.              Netherlands      Holding company                      100.00%     100.00%      100.00%
Dalmine France Sarl               France           Marketing of steel products          100.00%     100.00%      100.00%
Dalmine Benelux B.V. (A)          Netherlands      Marketing of steel products          100.00%     100.00%      100.00%
Quality Tubes Ltd.                United           Marketing of steel products          100.00%     100.00%      100.00%
                                  Kingdom
Eurotube Ltd. (B)                 United           Marketing of steel products          100.00%     100.00%      100.00%
                                  Kingdom
Quickflo Services Ltd. (A) (G)    United           Marketing of steel products          100.00%     100.00%      100.00%
                                  Kingdom
Dalmine Deutschland Gmbh          Germany          Marketing of steel products          100.00%      70.00%       70.00%
Tad Chacin S.A. (C)               Venezuela        Marketing of steel products               -           -        80.00%
Socominter Far East Ltd.          Singapore        Marketing of steel products               -           -        55.00%
  (previously Tad Far East Ltd.)
Metal Tad Venezuela (D)           Venezuela        Marketing of steel products               -      100.00%      100.00%
Dalmine Canada Ltd. (E)           Canada           Marketing of steel products          100.00%     100.00%      100.00%
Tad USA Inc. (D)                  U.S.A.           Marketing of steel products               -      100.00%      100.00%
Tad Metal Iberica S.R.L. (F)      Spain            Marketing of steel products               -           -       100.00%

(a)      In process of liquidation.
(b)      In process of reorganization.
(c)      Socominter S.A. and Tad Chacin C.A, were merged during 2002.
(d)      Ceased operations during 2001. Liquidated during 2002.
(e)      Ceased operations during 2001. In process of liquidation.
(f)      Liquidated during 2001.
(g) During 2002, shares in Quickflo Services Ltd. ("Quickflo") (33.33%) were purchased from third parties.

The consolidated financial statements of Tenaris Global Services include the financial tatements of Tenaris Global Services and its subsidiaries, which are shown below:

                                                                                          PERCENTAGE OF OWNERSHIP AND
                                                                                          VOTING RIGHTS AT DECEMBER 31,
                                     COUNTRY OF                                        ---------------------------------
           COMPANY                 ORGANIZATION             MAIN ACTIVITY               2002         2001         2000
-----------------------------     ---------------- ----------------------------------   -------     -------      -------
DST Europe Ltd.                   United           Marketing of steel products          100.00%     100.00%           -
                                  Kingdom
Tenaris Global Services B.V.      Netherlands      Sales agent of steel products        100.00%     100.00%           -
Tenaris Global Services LLC        U.S.A.          Sales agent of steel products        100.00%          -            -
  (A)
Tenaris Global Services Ltd.      B.V.I.           Holding company                      100.00%     100.00%           -
Siderca Corporation               U.S.A.           Marketing of steel products          100.00%     100.00%      100.00%
DST Japan K.K.                    Japan            Marketing of steel products           99.83%      99.83%       99.83%
Techintrade Canada Inc.                                                                 100.00%     100.00%      100.00%
  (previously DST Tubulars
  Inc.)                           Canada           Marketing of steel products
Techintrade Norway AS             Norway           Marketing of steel products          100.00%     100.00%      100.00%
Socominter Trading Inc.           Panama           Marketing of steel products          100.00%     100.00%      100.00%
Socominter de Bolivia S.R.L.      Bolivia          Marketing of steel products          100.00%      99.00%       99.00%
Socominter Soc. Com.                                                                     99.00%      99.00%       99.00%
  Internacional Ltda. (B)         Chile            Marketing of steel products
Socominter S.A.                   Venezuela        Marketing of steel products          100.00%     100.00%      100.00%
Siderca Pte. Ltd.                 Singapore        Marketing of steel products          100.00%     100.00%      100.00%
Tubular DST Nigeria Ltd.          Nigeria          Marketing of steel products          100.00%     100.00%      100.00%
Tad Chacin C.A. (C)               Venezuela        Marketing of steel products               -      100.00%           -
Socominter Far East Ltd.                                                                100.00%     100.00%           -
  (previously Tad Far East
  Ltd.)                           Singapore        Marketing of steel products

(a)      Created during 2002.
(b)      Ceased operations during 2002.
(c)      Socominter S.A. and Tad Chacin C.A. were merged during 2002.

The combined consolidated financial statements of Tenaris also include the financial statements of the following companies:

                                                                                          PERCENTAGE OF OWNERSHIP AND
                                                                                          VOTING RIGHTS AT DECEMBER 31,
                                     COUNTRY OF                                        ---------------------------------
           COMPANY                 ORGANIZATION             MAIN ACTIVITY               2002         2001         2000
-----------------------------     ---------------- ----------------------------------   -------     -------      -------
Metalcentro S.A.                  Argentina        Manufacturing of pipe-end            100.00%     100.00%      100.00%
                                                   protectors and lateral impact
                                                   tubes
Siderestiba                       Argentina                                              99.00%      99.00%       99.00%
Tenaris Connections A.G. and      Liechtenstein    Ownership and licensing of steel     100.00%     100.00%      100.00%
  subsidiary                                       technology
Lomond Holdings B.V. and          Netherlands      Procurement services for              75.00%      75.00%           -
  subsidiaries                                     industrial companies
Information Systems and           Netherlands      Software development and              75.00%      75.00%
  Technologies B.V. and                            maintenance
  subsidiaries


30       POST BALANCE SHEET EVENTS

On February 19, 2003 Siderca has acquired Reliant Energy Cayman Holdings, Ltd, a company whose principal asset is an electric power generating facility located in San Nicolas, 300 kms to the west of Buenos Aires, Argentina. The price paid was USD23.1 million.

The power plant in San Nicolas is a fully modern gas turbine facility which came on stream in 1998 and has a power generation capacity of 160MW and steam production capacity of 250 tons per hour. As a result of the purchase, Tenaris' operations at Siderca, which consume around 160MW at peak production and an average of 90MW, will become self-sufficient in electric power requirements. Power which is excess to

Siderca's requirements will be sold on the open market and steam will continue to be sold to Siderca's affiliate, Siderar, which operates a steel production facility in San Nicolas.

This acquisition will enable Tenaris to further consolidate the competitive position of its operations at Siderca through an even deeper integration.

As explained in Note A (1) on February 21, 2003, Tenaris announced a plan for the acquisition of remaining minority interests (0.89%) in Siderca for six Argentine pesos (ARP6.00) per Siderca share or sixty Argentine pesos (ARP60.00) per Siderca ADS.




                                           Paolo Rocca
                                            President

Report and accounts of Tenaris, S.A.
Luxembourg GAAP


Report for the period December 17, 2001 (date of incorporation) to December 31, 2002

The Board of Directors of Tenaris S.A. submit the annual report and the annual account in accordance with the Luxembourg legal and regulatory requirements for the period: December 17, 2001 (date of incorporation) to December 31, 2002.

As of December 31, 2002, Tenaris S.A. (Tenaris or the Company) had investments in affiliated companies for USD 2,071,373,951. These financial assets became part of Tenaris as a result of the contributions of all Sidertubes S.A.'s (Tenaris' parent company) holdings in the mentioned companies made on 18/10/2002 and 19/12/2002.

The second contribution was the consequence of the exchange offer of Siderca S.A.I.C., Tamsa S.A. and Dalmine S.p.A. shares for Tenaris shares held by the public. As a result of that exchange offer, which concluded on December 13, 2002, 27.94% of Siderca shares and ADSs, 43.73% of Tamsa shares and ADSs and 41.19% of Dalmine shares were incorporated to Tenaris' assets.

After the contributions above mentioned Tenaris, the Company's shareholders equity was:

                                                                              OTHER           PROFIT
                                SHARE         LEGAL         SHARE         DISTRIBUTABLE      FOR THE       SHAREHOLDER
           ITEM                CAPITAL       RESERVE       PREMIUM           RESERVE          PERIOD         EQUITY
           ----                -------       -------       -------        -------------     --------       -----------
                                 USD           USD           USD              USD              USD            USD
Balance  at  the  date  of        30,107             -               -                -            -              30,107
incorporation

As decided by the Board of
Directors' meeting held on
October 18, 2002:

-  Allocation of
   contribution              710,747,090    71,074,719     365,680,826      127,500,292            -       1,275,002,927

- Cancellation of shares         (30,010)            -               -                -            -             (30,010)

As decided by the Board of
Directors' meeting held on
December 19, 2002:

- Allocation of
contribution                 710,747,090    71,074,709     355,992,818       126,423,846           -       1,264,238,463

- Cancellation of shares    (260,793,483)  (26,079,348)   (134,180,855)      (46,783,743)          -        (467,837,429)


Profit for the period                  -             -               -                 -    8,873,866          8,873,866

As decided by the Board of
Directors' meeting held on
August 27, 2002:

Interim dividend (*)                   -             -               -          (396,134)  (8,873,866)       (9,270,000)
                           -------------   -----------    ------------       -----------   ----------     -------------
Balance  at the end of the
period   after    proposed
allocation of profit       1,160,700,794   116,070,080     587,492,789       206,744,261            -     2,071,007,924


(*) Amount subject to the approval of the General Meeting of Shareholders to be held on May 28, 2003.

The specified financial assets consist of:

                                                                 BOOK VALUE
                                                       % OF        AS AT                         BOOK VALUE AS
              COMPANY                  COUNTRY     OWNERSHIP     17.12.2001       ADDITIONS      AT 31.12.2002
              -------                  -------     ---------     ----------     -------------   ---------------
                                                                    USD             USD               USD
Invertub S.A.                         Argentina        99.97 %       -            320,559,994       320,559,994
Siderca S.A.I.C. (*)                  Argentina        99.11 %       -          1,306,123,727     1,306,123,727
Dalmine S.p.A. (*)                      Italy          88.41 %       -                               66,068,542
                                                                                   66,068,542
Tubos de Acero de Mexico (Tamsa)                                     -
(*)                                    Mexico          94.50 %                    315,574,038       315,574,038
Abeluz S.A.                            Uruguay        100.00 %       -                               63,047,650
                                                                                   63,047,650
                                                                                -------------     -------------
SHARES IN AFFILIATED COMPANIES                                       -          2,071,373,951     2,071,373,951
                                                                                =============     =============

(*) Includes direct and indirect ownership.

Costs related to the exchange offer were reported as "Reorganization Costs" and will be amortized over a period of five years starting in 2003. These expenses were financed mainly with USD 8,948,012 in borrowings from Tenaris' subsidiaries.

Net income for the period was USD 8,873,866 as a result of dividends received in the amount of USD 9,470,714 and USD 9,270,000 paid as interim dividend (subject to approval of the Shareholders' Meeting).

Tenaris has recorded a provision of USD 504,414 for taxes corresponding to the year 2002, and has qualified as a Millardaire Holding Company, according to Luxembourg law, starting January 1, 2003.

On February 21, 2003, Tenaris announced a plan for the acquisition of the remaining minority interest (0,89%) in Siderca for six Argentine pesos (ARP 6.00) per Siderca share or sixty Argentine pesos (ARP 60.00) per Siderca ADS. Tenaris will not consummate the squeeze out of Siderca shares until the approval of the Argentine securities authorities is obtained.



                                                   Paolo Rocca
                                                   President and
                                                   Chief Executive Officer

[PRICEWATERHOUSECOOPERS LOGO]                   PricewaterhouseCoopers
                                                Societe a responsabilite limitee
                                                Reviseur d'enterprises
                                                400, route d'Esch
                                                B.P. 1443
                                                L-1014 Luxembourg
                                                Telephone +352 494848-1
                                                Facsimile +352 494848-2900



REPORT OF INDEPENDENT AUDITORS


To the Shareholders of Tenaris S.A.


1) We have audited the annual accounts of Tenaris S.A. for the period from December 17, 2001 (date of incorporation) to December 31, 2002 on pages 134 to 141 and have read the related annual report on pages 129 to 131. These annual accounts and the management report are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these annual accounts based on our audit and to check the consistency of the annual report with them.

2) We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the annual accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the annual accounts. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall annual accounts presentation. We believe that our audit provides a reasonable basis for our opinion.

3) In our opinion, the attached annual accounts give, in conformity with the Luxembourg legal and regulatory requirements, a true and fair view of the financial position of Tenaris S.A. as of December 31, 2002 and of the results of its operations for the period then ended.

4) The annual report is in accordance with the annual accounts.


                                                       LUXEMBOURG, MARCH 6, 2003

PRICEWATERHOUSECOOPERS S. A R.L.
Reviseur d'entreprises
Represented by


/s/ Ian Whitecourt

Ian Whitecourt

AUDITED ACCOUNTS FOR THE PERIOD FROM
DECEMBER 17, 2001 (DATE OF INCORPORATION)
TO DECEMBER 31, 2002

Balance sheet as at December 31, 2002

Expressed in USD                       Notes               2002
----------------                       -----               ----
 ASSETS
                                                   -------------
 FORMATION EXPENSES                         3              9,548
                                                   -------------
 REORGANIZATION COSTS                                 14,777,137
                                                   -------------
 FINANCIAL ASSETS
 Shares in affiliated companies             4      2,071,373,951
                                                   -------------
 CURRENT ASSETS
 Short term investments                                  602,000
 Cash at banks                                           106,579
                                                   -------------
                                                         708,579
                                                   -------------
 Total assets                                      2,086,869,215
                                                   =============

 LIABILITIES
 SHAREHOLDER'S EQUITY
 Share capital                              5      1,160,700,794
 Share premium                              5        587,492,789
 Legal reserve                            5,6        116,070,080
 Other distributable reserve              5,6        207,140,395
 Interim dividend                           5         (9,270,000)
                                                   -------------
                                                   2,062,134,058
                                                   =============
 PROVISIONS
 Tax provision                              7            501,833
 Other provisions                                      2,905,000
                                                   -------------
                                                       3,406,833
                                                   =============
 CREDITORS
 Intercompany                               8          8,984,012
 Other creditors                                       3,470,446
                                                   -------------
                                                      12,454,458
                                                   =============

 Profit for the period                                 8,873,866
                                                   -------------
 TOTAL LIABILITIES                                 2,086,869,215
                                                   =============

 The accompanying notes form an integral part of these annual accounts.

PROFIT AND LOSS ACCOUNT FOR THE PERIOD
FROM DECEMBER 17, 2001 (DATE OF INCORPORATION)
TO DECEMBER 31, 2002

Expressed in USD                       Notes               2002
----------------                       -----               ----
 CHARGES
 Amortization of formation expenses        3               2,387
 Administrative and general
 expenses                                                 73,154
 Interest on current accounts                             17,916
 Realized loss on exchange                                 5,794
 Taxes                                     7             504,414
                                                   -------------
 PROFIT FOR THE PERIOD                                 8,873,866
                                                   -------------
 Total charges                                         9,477,531
                                                   =============
 INCOME
 Dividend income                           9           9,470,714
 Interest on current accounts                                652
 Realized gain on exchange                                 6,165
                                                   -------------
 Total income                                          9,477,531
                                                   =============

 The accompanying notes form an integral part of these annual accounts.

NOTES TO THE ACCOUNTS AS AT DECEMBER 31, 2002

1        BACKGROUND AND DESCRIPTION OF THE BUSINESS

Tenaris S.A. (the "Company") was incorporated on December 17, 2001 under the name of Tenaris Holding S.A. as a limited liability company under the laws of Luxembourg.

The Company changed its name into Tenaris S.A. on June 26, 2002.

The Company's purpose is to take participation, in any form whatsoever, in any commercial participation, contribution, underwriting, purchase, option, or negotiation or in any other way and, in particular, to make loans or otherwise assist the companies in which it holds a direct or indirect participation or which form part of the same group of companies as the Company; finally, to perform any operation which is directly or indirectly related to its purpose, taking advantage of the law of July 31, 1929 on holding companies. The Company can perform all commercial, technical and financial operations, connected directly or indirectly in all areas as described above in order to facilitate the accomplishment of its purpose.

The activities of the Tenaris group include the manufacture and supply of steel pipes and associated services related to the oil and gas, energy and other industries.

2        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1      Accounts

The accounts have been prepared in accordance with Luxembourg legal requirements and accounting standards.

2.2      Foreign currency translation

The accounting records of the Company were held in EUR from its date of incorporation until June 26, 2002. The accounts have been converted to USD on that date and are held since in USD.

Financial assets, current assets and creditors denominated in foreign currencies are translated in USD at the rate of exchange at the balance sheet date. The resulting gains or losses are reflected in the profit and loss account for the year. Income and expenses in foreign currencies are translated into USD at exchange rate prevailing at the transaction date.

2.3      Formation expenses

Formation expenses costs are amortized over a period of 5 years.

2.4      Reorganization costs

Reorganization costs comprise mainly fees for professional services that were incurred in the reorganization process. These costs will be amortized over a period of 5 years when the reorganization process is completed.

2.5      Financial assets

Financial assets are stated at cost. Should there be other than a temporary decline in the value of the investment, the carrying value will be reduced to recognize this decline. Reductions in the carrying value will be reversed should there be a rise in the value of the investment or should the reasons for the reduction no longer exist.

3        FORMATION EXPENSES

                                                             USD
                                                             ---
         COST                                               12,467
         ADJUSTMENT                                           (532)
                                                            ------
                                                            11,935
         AMORTIZATION
         Change for the period                               2,387
         At the end of the period                            2,387
                                                            ------
         Net book value at the end of the period             9,548


4        SHARES IN AFFILIATED COMPANIES

Investment in subsidiary companies as at December 31, 2002.

         Expressed in USD
                                                        Book value
                                            % of          as at                          Book value as at
         COMPANY              COUNTRY       ownership   17.12.2001     Additions            31.12.2002
         -------              -------       ---------   ----------   -------------       ----------------
                                                           USD            USD                  USD
         Invertub S.A.        Argentina     99.97 %           -        320,559,994          320,559,994
         Siderca    S.A.I.C.  Argentina     99.11 %           -      1,306,123,727        1,306,123,727
         (*)
         Dalmine S.p.A. (*)   Italy         88.41 %           -         66,068,542           66,068,542
         Tubos  de  Acero de
         Mexico (Tamsa) (*)   Mexico        94.50 %           -        315,574,038          315,574,038
         Abeluz S.A.          Uruguay       100.00 %          -         63,047,650           63,047,650
                                                                     -------------        -------------
         SHARES IN AFFILIATED COMPANIES                       -      2,071,373,951        2,071,373,951
                                                                     =============        =============

         (*) Includes direct and indirect ownership.

5        SHAREHOLDERS' EQUITY

The Company has been constituted with a share capital of EUR 31,000 represented by 310 shares having a nominal value of EUR 100 each. The share capital has been fully paid up upon incorporation.

The Extraordinary General Meeting of shareholders held on June 26, 2002 has converted the currency of the share capital of the Company from EUR to USD. The share capital of EUR 31,000 has been converted into USD 30,107 generating an exchange loss of USD 2,137. This exchange difference has been booked into profit and loss account.

The Extraordinary General Meeting of shareholders also decided that the share capital of USD 30,107 be represented by 30,107 shares with a par value of USD 1 per share. The shares previously issued in EUR have been cancelled.

On August 27, 2002, the Company declared an interim dividend amounting to USD 9,270,000. This dividend was paid on August 27, 2002.

On October 18, 2002, the parent company, Sidertubes S.A. ("Sidertubes") contributed all its assets and liabilities to the Company in exchange for shares. The assets of Sidertubes contributed to the Company included the shares that Sidertubes held directly in Siderca S.A.I.C. ("Siderca") (51.96%), Tubos de Acero de Mexico S.A. ("Tamsa") (6.94%), Dalmine S.p.A. ("Dalmine") (0.22%) and Abeluz S.A. ("Abeluz") (100%) for a total amount of USD 1,275,002,927. Tenaris issued 710,747,090 shares in remuneration of this contribution and 30,010 previously existing shares, which were held by Sidertubes and have also been contributed, were cancelled.

The General Meeting of the board of directors held on December 19, 2002 resolved to accept the contribution in kind consisting of all the assets and liabilities of Sidertubes S.A. to the Company in exchange for the issuance of 710,747,090 new shares of the Company to Sidertubes S.A., taking into consideration that the entirety of the assets and liabilities being valued at USD 1,264,238,463 include: a credit against the Company of USD 796,401,034 corresponding to 449,953,607 shares of Tenaris S.A. property of Sidertubes delivered, through the Exchange Agents, to the investors which have exchanged 476,466,244 shares of Dalmine, 279,397,133 shares of Siderca and 146,300,208 shares of Tamsa that have been received by the Company, pursuant to the terms of the Exchange Offer and the Corporate Reorganization Agreement executed by Tenaris S.A. and Sidertubes S.A. on September 13, 2002. As part of this reorganization, the Company also received 260,793,483 of its own shares with a par value of one US dollar (USD
1). These shares have been cancelled.

Tenaris issued 710,747,090 shares for the contribution and 260,793,483 shares were cancelled.

The authorized capital of the Company as at December 31, 2002 amounts to USD 2,500,000,000. The total authorized share capital of the Company is represented by 2,500,000,000 shares with a par value of USD 1 per share. The total capital issued and fully paid-up corresponds to 1,160,700,794 shares with a par value of USD 1 per share.

The board of directors is authorized for a period of 5 years, starting June 26, 2002, to increase the issued share capital, through issues of shares within the limits of the authorized capital.

                                                                               Other
                                     Share       Legal                     Distributable  Profit for  Shareholder's
ITEM                                Capital     Reserve    Share Premium      Reserve     the period     Equity
----                                -------     -------    -------------   -------------  ----------  -------------
                                      USD         USD           USD             USD          USD           USD
Balance at the date of
incorporation                          30,107             -              -             -           -         30,107
                                -------------   -----------   ------------   -----------  ----------  -------------
As decided by the Board of
Directors' meeting held on
October 18, 2002
Allocation of contribution        710,747,090   71,074,719     365,680,826   127,500,292           -  1,275,002,927

Cancellation of shares                (30,010)            -              -             -           -        (30,010)
                                -------------   -----------   ------------   -----------  ----------  -------------
As decided by the Board of
Directors' meeting held on
December 19, 2002
Allocation of contribution        710,747,090    71,074,709    355,992,818   126,423,846           -  1,264,238,463
Cancellation of shares           (260,793,483)  (26,079,348)  (134,180,855)  (46,783,743)          -   (467,837,429)
                                -------------   -----------   ------------   -----------  ----------  -------------
Profit for the period                       -             -              -             -   8,873,866      8,873,866
                                -------------   -----------   ------------   -----------  ----------  -------------
As decided by the Board of
Directors' meeting held on
August 27, 2002
Interim dividend (*)                        -             -              -      (396,134) (8,873,886)    (9,270,000)
                                -------------   -----------   ------------   -----------  ----------  -------------
Balance at the end of
the period after
proposed allocation of profit   1,160,700,794   116,070,080    587,492,789   206,744,261           -  2,071,007,924

(*) Amount subject to the approval of the General Meeting of Shareholders to be held on May 28, 2003.

6        LEGAL AND OTHER DISTRIBUTABLE RESERVES

In accordance with Luxembourg law, the Company is required to set aside a minimum of 5% of its annual net profit for each financial period to a legal reserve. This requirement ceases to be necessary once the balance on the legal reserve has reached 10% of the issued subscribed capital. The Company reached this 10% in the current year. The legal reserve is not available for distribution to the shareholders.

The amount included under "Other distributable reserve" is fully distributable upon approval of the General Shareholders' Meeting.

7        TAXES

The Company is subject to the tax regime applicable as defined by the law dated July 31, 1929.

From January 1, 2003 onwards, the Company will be taxed as a millardaire holding as defined by the law dated July 31, 1929.

8        INTERCOMPANY CREDITORS

                                                            USD
                                                            ---
            a) Creditors                                 1,977,523
            b) Loans                                     7,006,489
                                                         ---------
            Intercompany creditors                       8,984,012
                                                         =========

            a) are interest free and have no fixed terms of repayment.
            b) principal amount of USD 7,000,000, accrues interest rate at LIBOR plus 2%.

9        DIVIDEND INCOME

           On August 5, 2002, the Company received a dividend from its subsidiary Invertub S.A. amounting to USD 9,470,714.

10       PARENT COMPANY

           The parent company of Tenaris S.A. is Sidertubes S.A., a company incorporated and existing under the laws of the Grand Duchy of Luxembourg.

11       SUBSEQUENT EVENTS

           On February 21, 2003, Tenaris announced a plan for the acquisition of remaining minority interest (0.89%) in Siderca for six Argentine pesos (ARP 6.00) per Siderca share or sixty Argentine pesos (ARP 60.00) per Siderca ADS. Tenaris will not consummate the compulsory acquisition of Siderca shares and ADSs until it obtains the approval of the Argentine securities regulators.


           /s/ Paolo Rocca


                        Paolo Rocca
           President and Chief Executive Officer

CORPORATE INFORMATION


REGISTERED OFFICE
23 Avenue Monterey
L-2086 Luxembourg
(352) 4661 11 3815 tel

PRINCIPAL EXECUTIVE OFFICES

Av. L. N. Alem 1067 27th Floor       Edificio Parque Reforma             Via Monte Rosa, 93
(C1001AAF) Buenos Aires, Argentina   Campos Eliseos 400 Piso 17          20149 Milan, Italy
(54) 11 4018 4100 tel                11560 Mexico, D.F.                  (39) 02 4384 7654 tel
(54) 11 4018 1000 fax                (52) 55 5282 9900 tel               (39) 02 4384 7670 fax
                                     (52) 55 5282 9961 fax

INVESTOR INFORMATION

INVESTOR RELATIONS DIRECTOR                            GENERAL INQUIRIES
Gerardo Varela                                         investors@tenaris.com
gvarela@tenaris.com


PHONES

Argentina (54) 11 4018 4020
Italy (39) 02 4384 7654
Mexico (52) 55 5282 9913
USA 1 888 300 5432

STOCK INFORMATION

New York Stock Exchange (TS)
Bolsa Mexicana de Valores, S.A. de C.V. (TS)
Mercado de Valores de Buenos Aires (TS)
Mercato Telematico Azionario (TEN)

ADS DEPOSITARY BANK

Morgan Guaranty Trust of New York
CUSIP Number 88031M019

INTERNET
www.tenaris.com


CAUTIONARY STATEMENT
Some of the statements contained in this annual report are "forward-looking statements". Forward-looking statements are based on management's current (March
2003) views and assumptions and involve known and unknown risks that could ause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include, but are not limited to, risks arising from uncertainties as to future oil prices and their impact on investment programs by oil companies.